UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

03039775

November 28, 2003

Joseph J. Giunta.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angles, CA 90071-3144

Act: 1934
Section:
Rule: 14A-8
Public Availability: 11/28/2003

Re: Farmer Bros. Co.
Incoming letter dated September 12, 2003

Dear Mr. Guinta:

This is in response to your letters dated September 12, 2003, October 15, 2003, November 4, 2003, and November 12, 2003 concerning the shareholder proposal submitted to Farmer Bros. by Franklin Mutual Advisers, LLC on behalf of its advisory clients, Mutual Beacon Fund and Mutual Discover Fund. We also have received letters on behalf of the proponents dated October 2, 2003, October 28, 2003, and November 10, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
DEC 12 2003
THOMSON
FINANCIAL

Enclosures

cc: Bradley Takahashi
Franklin Mutual Advisers, LLC
51 John F. Kennedy Parkway
Short Hills, NJ 07078

34563

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144

(213) 687-5000
FAX: (213) 687-5600
http://www.skadden.com

DIRECT DIAL
(213) 687-5040
DIRECT FAX
(213) 621-5040
E-MAIL ADDRESS
JGIUNTA@SKADDEN.COM

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September 12, 2003

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2003 SEP 15 AM 11:34

Re: Farmer Bros. Co.
Shareholder Proposal of Franklin Mutual Advisers, LLC
Securities Exchange Act of 1934 -- Rule 14a-8

Ladies and Gentlemen:

We are counsel to Farmer Bros. Co., a California corporation (the "Company"). The Company has received a shareholder proposal concerning indemnification of directors (the "Proposal") and a supporting statement (the "Supporting Statement") from Franklin Mutual Advisers, LLC on behalf of its advisory clients Mutual Beacon Fund and Mutual Discovery Fund, each a series of Franklin Mutual Series Fund Inc. (collectively the "Proponent") in connection with Company's 2003 Annual Meeting of Shareholders (the "2003 Shareholders Meeting"). On behalf of the Company, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal and Supporting Statement from its proxy statement and form of proxy for the 2003 Shareholders Meeting (collectively, the "2003 Proxy Materials") on the bases set forth below, and we respectfully request that the Staff of the Division (the "Staff") concur in our view that the Proposal and Supporting Statement are excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. As required by Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing them of the Company's intention to omit the Proposal and Supporting Statement from the 2003 Proxy Materials. The Company intends to begin distribution of its definitive 2003 Proxy Materials in the first week of December, 2003, and therefore this letter is being submitted more than eighty (80) days prior to the date the Company will file its definitive Proxy Materials with the Commission.

The Proposal relates to limiting indemnification of the Company's directors and would have the shareholders make a determination that none of the Company current directors, and one former director, will be entitled to indemnification from certain types of claims should they arise in the future.

We believe that the Proposal and Supporting Statement may properly be excluded from the Company's 2003 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(6), because the Proposal, if implemented, would cause the Company to not comply with the legally authorized process of permissive indemnification and would otherwise contravene California Corporations Code Section 317, and, therefore, cannot be implemented by the Company.

2. Rule 14a-8(i)(1), because the Proposal conflicts with the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and is, therefore, not a proper subject for action by the shareholders.

3. Rule 14a-8(i)(6), because the Proposal would cause the company to breach contracts with its directors and sets out vague and general objectives without suggesting specific means for achieving them, and, therefore, cannot be implemented by the Company.

4. Rule 14a-8(i)(3), because the Proposal and Supporting Statement contain false and misleading statements in violation of Rule 14a-9.

I. THE PROPOSAL – INTRODUCTION; SUMMARY OF ARGUMENT

A copy of the Proposal and Supporting Statement is attached hereto as Exhibit 1. Attached hereto as Exhibits 2, 3 and 4, respectively, are California Corporations Code ("CCC") Section 317, the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and Article VI of the Company's Bylaws ("Bylaws").

The Proposal purports to make a determination that current and former directors of the Company are not entitled to indemnification for expenses and other amounts incurred in connection with any "threatened, pending or completed action or proceeding ... concerning violations of law or breaches of duty" from July 2002 to the date of the Proposal, relating to: "(a) disclosures of information to investors, (b) compliance with the Investment Company Act of 1940, or (c) actions to benefit the Company's controlling persons which are not in the best interests of all the Company shareholders, because these directors did not meet applicable standards of conduct under the CCC and the Company's Bylaws." These matters as to which the Proposal seeks to abrogate the directors' indemnification rights are called the "Target Issues" in this letter.

Although the Proposal seeks to prohibit indemnification in connection with any threatened, pending or completed action or proceeding (collectively, "Actions"), there is no threatened or pending Action against the directors with respect to any aspect of the Target Issues. Except for the unsupported statement that the directors did not meet the applicable standards of conduct, the Proposal does not describe any specific actions which could constitute violations of law or breaches of duty by the Company's directors, which specific violations or breaches of duty are necessary for the Company or shareholders to determine in the future whether or not a future claim is, or is not, within the scope of the Proposal.

The Proposal is an attempt to short-circuit the legally mandated indemnification process with respect to the Target Issues and adjudge the directors (including two directors who joined the board in April 2003) guilty of breach of duty before any accusations have been made, any legal actions brought or threatened, or any request for indemnification having been made by any director. As such, the Proposal contravenes CCC Section 317, the Articles of Incorporation, and the Bylaws and, if implemented, would cause the Company to breach its contractual indemnification duties to its directors. Attached as Exhibit 5 is our legal opinion (the "Opinion") which concludes that the Proposal, if implemented, would contravene CCC Section 317.

Finally, the Proposal contains an unsupported assertion of fact and the Supporting Statement misstates applicable law and would mislead shareholders concerning the effect of the Proposal.

II. THE PROPOSAL CONTRAVENES THE CALIFORNIA INDEMNIFICATION STATUTE, CONFLICTS WITH THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS AND, IF IMPLEMENTED, WOULD CAUSE A BREACH OF CONTRACT, AND SETS OUT VAGUE AND GENERAL OBJECTIVES WITHOUT SUGGESTING SPECIFIC MEANS FOR ACHIEVING THEM

(1) The California Indemnification Statute.

Section 317 of the CCC provides rules for determining whether indemnification of directors, officers and other agents is proper under California law. This statute provides mandatory indemnification of a director if the director has been successful on the merits in defending an Action (subsection (d)) and provides for permissive indemnification in other cases upon a determination "in a specific case" that indemnification is proper, which determination can be made by any of four alternative means: (1) by a majority of a quorum of non-party directors, (2) by a written opinion from independent legal counsel, (3) by approval of the shareholders, or (4) by a court (subsections (e)(1)-(4)).

According to the Supporting Statement, "As shareholders, we have the right under Section 317(e)(3) of the California Corporations Code ("CCC") to decide, in the absence of a court decision, whether our Company's funds should be used to indemnify directors for their litigation expenses. (Shares owned by directors to be indemnified are not entitled to vote on this resolution)." This statement is erroneous on its face as the Proposal, which purports to act as a disapproval by the shareholders of indemnification pursuant to Section 317(e)(3), is only one of the four alternative means of authorizing indemnification where it is not otherwise mandatory.

In addition, CCC Section 317(e) states that indemnification must be authorized or not "in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct. . . ." CCC Section 317(e) is clearly intended to deal with the propriety of indemnification by determining whether the director has met the applicable standard of conduct only after there is a pending or threatened claim giving rise to a claim for indemnification, and as stated in the Opinion, it is our view that under CCC Section 317(e), indemnification can be neither granted nor denied in advance of an actual claim for indemnification and consideration of actual circumstances. Since there is no pending or threatened Action against a director that could give rise to a claim for indemnification related to the Target Issues and no claim for indemnification has been made, in our opinion the Proposal, which purports to be brought under CCC Section 317(e)(3) cannot be brought under that statute and for this reason contravenes California law. Moreover, should such a claim be presented in the future, contrary to the assertion in the Supporting Statement, the failure to obtain a shareholder vote authorizing indemnification at this time would not preclude the other means specified by statute and (not referred to in the Supporting Statement) in which permissive indemnification can be granted, such as a written legal opinion, approval by a majority of non-party directors, or even approval at a later date by disinterested shareholders, were an actual claim for indemnification to arise in the future related to the Target Issues. No facts presently exist, since no claim has yet been asserted, on which to base any determination of the appropriateness of indemnification under CCC Section 317(e).

As such, the Proposal (i) is not a proper subject for the shareholders under California law (Rule 14a-8(i)(1)), because it seeks to deny directors the right to permissive indemnification prior to any claim for indemnification being made, (ii) contravenes California Corporations Code Section 317, as confirmed in the Opinion (Rule 14a-8(i)(2)), and (iii) cannot be implemented by the Company (Rule 14a-8(i)(6)). For these reasons, the Proposal may be excluded under Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

In *Occidental Petroleum Corp.*, March 19, 1982, the Staff agreed that Occidental could omit a proposal under what is now Rule 14a-8(i)(2), that would limit indemnification for legal fees in criminal cases to $100,000, because such proposal was in violation of California law, since the proposal could cause a violation of mandatory indemnification under CCC Section 317(d) or a violation of permissive court approved indemnification under what is now CCC Section 317(e)(4). Also in *Travelers Group*, January 29, 1998, the Staff agreed that a proposal which would prohibit indemnification for defense costs despite a successful defense on the merits and would alter the procedures for authorizing indemnification of corporate agents violated the Delaware indemnification statute and could be excluded under what is now Rule 14a-8(i)(2). Similarly, in *Western Union*, July 22, 1987, the Staff concurred that Western Union could exclude a proposal to limit indemnification in a manner contrary to the Delaware statute under what are now Rules 14a-8(i)(2) and 14a-8(i)(6).

(2) Conflict with Articles of Incorporation.

Article Fifth, Section 2 of the Articles of Incorporation states in pertinent part: "The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors, or otherwise in excess of the indemnification otherwise permitted by Section 317 . . ." Section 317 of the CCC specifically permits a California corporation to provide indemnification in its articles of incorporation in excess of that provided by other provisions of the CCC, with certain limitations. In addition, Article Fifth, Section 1 of the Articles of Incorporation, consistent with Section 204.5 of the CCC provides that: "The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law."

The Proposal is in conflict with the Company's Articles of Incorporation because it purports to revoke or limit the Company's authority to indemnify directors relative to the Target Issues and limit their liability to the fullest extent possible, provided in the Articles of Incorporaion. Indeed the Proposal also seeks to do so on a retroactive basis, which, as explained above, would deny the directors certain protections already afforded them under California law contained in CCC Section 317 and in the Articles of Incorporation. The Proposal, therefore, may be excluded under Rule 14a-8(i)(1) because it does not present a proper subject for action by the Company's shareholders. See *Purepac Laboratories Corporation*, April 11, 1974, where the Staff concurred that Purepac could exclude under what is now Rule 14a-8(i)(1) a proposed bylaw amendment that was in conflict with the certificate of incorporation on the ground that it did not present a proper subject for action by such company's shareholders.

(3) Breach of Contract.

Article VI, Section 2(d) of the Company's Bylaws provides for mandatory indemnification of a director if the director has been successful on the merits in defending an indemnifiable action. Article VI, Section 4 of the Bylaws provides that a director has a right to bring legal action to obtain indemnity and that the Company has the burden of proof that indemnity is not proper because the director did not meet the required standard of conduct under the CCC.

In addition, Article VI, Section 10 of the Bylaws provides: "This Article [VI] shall be a binding contract between the Company and each Indemnitee made in partial consideration of the Indemnitee's ongoing services to the Company .

. . ." "Indemnitee" is defined in Article VI, Section 1(c) of the Company's bylaws to include all directors.

The Proposal conflicts with Article VI of the Company's Bylaws because it makes no provision for mandatory indemnification when a director has successfully defended himself or herself. Moreover, the Proposal on its face purports to nullify the right of a director to bring a legal action to determine his or her right to indemnification relative to the Target Issues, on both a prospective and a retroactive basis, and to nullify the requirement that the Company bear the burden of proving that one or more of the statutory grounds for denying indemnification exists. Since Article VI of the Bylaws creates a "binding contract" between the Company and the directors named in the Proposal, and since the Proposal contravenes Article VI of the Bylaws, giving effect to the Proposal would cause the Company to breach its existing contractual obligations with its directors. For this reason, the Proposal may be excluded by the Company under Rules 14(a)-8(i)(2) and 14(a)-8(i)(6). See *Western Union*, July 22, 1987, in which the Staff permitted exclusion under what are now Rules 14a-8(i)(2) and 14a-8(i)(6) of a proposal which both violated the Delaware indemnification statute and would have caused a breach of a contract to indemnify.

In Staff Legal Bulletin No. 14, dated July 13, 2001, at Question E.5, the Staff states that, with respect to Rules 14a-8(i)(2) and 14a-8(i)(6),"[I]f implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations." However, the contract in question derives from the Bylaws which will not expire. Accordingly, the Proposal cannot be revised to cure this problem and is excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

(4) Vague and General Objectives.

In order to implement the Proposal, the Company will need to determine whether an Action relates to a Target Issue and is, therefore, within the scope of the Proposal. All of the three Target Issues are extremely vague and unsupported by any factual foundation since they do not allege what actions, if any, were taken or failed to be taken by each director so that a determination can be made as to whether the applicable condition has been met. Although the general objective of the Proposal is to retroactively prohibit indemnification relating to the Target Issues, in the absence of a specific allegation of facts that would establish a breach of duty relating to the Target Issues, neither the Company nor shareholders have sufficient guidance to know whether or not a future claim will fall within the scope of the Proposal. This is particularly true at present since no claims have been asserted and no directors have sought indemnification. In fact, two directors were not even on the Board during most of the period covered by the resolution. Accordingly, the Proposal is vague and sets forth general objectives without providing sufficient guidance for its application, and, therefore, the Proposal may be omitted pursuant to Rule 14a-8(i)(6). See *General Motors Corp.*, March 9, 1981 where the proposal would have required General Motors, before making a donation to a school, to determine how many avowed Communists, Marxists, Leninists, and Maoists were on its faculty or administration, without providing specific guidance as to how to accomplish this.

III. THE PROPOSAL AND SUPPORTING STATEMENT ARE FALSE AND MISLEADING

The Proposal contains an unsupported assertion of fact:

> "[T]hese directors did not meet the applicable standards of conduct established by the California Corporations Code and the Company's Bylaws."

The Proposal did not provide any factual support for this statement, because no such support for this statement exists, and because the Proposal is phrased in sweeping generalities and purports to prejudge unstated actions occurring in the past or with respect to further actions which have not yet occurred, the statement cannot be supported. See Staff Legal Bulletin No. 14 July 13, 2001, Paragraph G, Substantive Issues 4: "In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact." This unsupported statement is misleading and violates Rule 14a-9. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly ... makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Proponent provides no facts to support the above statement and it should be excluded under Rule 14a-8(i)(3) as misleading in violation of Rule 14a-9.

The misstatements in the Supporting Statement include:

(1) "(Shares owned by the directors to be indemnified are not entitled to vote on the resolution)." This statement erroneously assumes that this proposal is itself an action by shareholders pursuant to CCC Section 317(e)(3) which excludes shares owned by persons to be indemnified from voting. However, there is no action pending or even threatened against the directors, and no request to authorize indemnification has been placed before the shareholders. Since this

cannot be a CCC Section 317(e)(3) action, all outstanding shares are eligible to vote.

(2) "As shareholders, we have the right to decide, in the absence of a court decision, whether or not Company funds should be used to indemnify directors for this litigation expense." This statement is false and misleading. The shareholders have no right to deny indemnification if there has been a successful defense on the merits, nor do they have a right to contravene the Articles of Incorporation, Bylaws or contracts of the Company. Only if a matter of permissive indemnification is submitted to them for approval under Section 317(e)(3) do they have a right to vote. The statement also ignores the fact that indemnification can also be authorized under Section 317 by a vote of a majority of a quorum of non-party directors and by the written opinion of independent legal counsel. In addition, indemnification can be provided under the Bylaws independently of Section 317 inasmuch as Section 317(g) states that Section 317 does not affect other rights to indemnification by contract or otherwise.

(3) "This resolution gives you, the shareholders, the ability to exercise that right." Whatever rights the shareholders have to approve or disapprove indemnification of agents are derived from and limited by Section 317, the Articles of Incorporation and the Bylaws. Additionally, because the resolution is in violation of the Articles of Incorporation, Bylaws and contravenes California law, the resolution, if passed, would be a nullity and confer no legal rights.

(4) "Without this resolution, the directors themselves could choose lawyers (and pay them with your Company's funds) to determine whether the Company should indemnify the directors." This resolution cannot retroactively deprive the Company directors of any right conferred by statute, the Articles of Incorporation or Bylaws. The implication that the Proposal can retroactively change the rules governing indemnification is erroneous.

(5) The omission from the third paragraph of reference to the authorization of indemnification by written opinion of independent legal counsel or pursuant to the Bylaws is misleading. Similarly, since there are no proceedings pending against the directors, the right of a majority of a quorum of non-party directors to authorize indemnification of other corporate agents in future proceedings under

Section 317(e)(1) remains potentially available, and the omission of reference to that option is also misleading.

(6) "If you believe [the directors have not acted in the best interests of the shareholders], you should vote for this resolution and prevent them from being able to use your money to pay their costs of claims unless a court decides they have a right to it." Again, the Supporting Statement is misleading because it omits references to all the other methods of authorizing indemnification and states that the Proposal will have an effect which it cannot have.

All of these misstatements result from Proponent's failure to comprehend the fact that the Proposal cannot change the rules governing indemnification as provided by Section 317 of the California Corporations Code, the Articles of Incorporation and Bylaws and, therefore, the Proposal cannot achieve its intended result. Accordingly, the Proponent's statements concerning the effect of the Proposal are false and misleading.

Please take note that the Proponent is a large institutional investor with ample resources to have researched applicable law and drafted a proper proposal. Although the Company does not believe this Proposal can be salvaged by revisions, the Company submits that affording this Proponent any further opportunity to make a proper proposal would be inappropriate and deleterious to the efficient operation of the shareholder proposal process. See *Pacific Enterprises*, March 9, 1990, in which the Staff, without comment, declined to permit a sophisticated investor represented by counsel to cure defects in his proposal. The request for a no-action letter in Pacific Enterprises contains citations to a number of other no-action letters on this point. If the Staff determines that the Proposal can be salvaged by revisions, it is the Company's position that shares owned by the Company's directors should be eligible to vote on any revised Proposal, because no Proposal can be brought under CCC Section 317(e)(3) for the reasons described above.

Would you kindly advise us by fax at 213-687-5600 of your response.

Thank you for your consideration.

Respectfully submitted,

Joseph J. Giunta

313021.05-Los Angeles Server 1A - MSW

EXHIBIT 1

Franklin Mutual Advisers, LLC

51 John F. Kennedy Parkway
Short Hills, NJ 07078
tel 973/912-2000

July 31, 2003

BY OVERNIGHT EXPRESS DELIVERY
(via fax to 310.320.2436)

John E. Simmons
Secretary and Treasurer
Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502
ph: 310.787.5200

Dear Mr. Simmons:

We, Mutual Beacon Fund and Mutual Discovery Fund (together, the "Funds"), each a series of Franklin Mutual Series Fund Inc., are the record owners of shares of Farmer Bros. Co. (the "Company") having a market value of more than $2,000, and have been record owners continuously for more than a year. We intend to continue ownership of such shares through the date of the next annual meeting of stockholders. We are submitting the attached proposal and supporting statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement for the next meeting of stockholders. We intend to present the proposal at the meeting, personally or through a qualified representative.

Please let us know, at the mailing address shown on this letterhead, if you require any additional information.

Very truly yours,

MUTUAL BEACON FUND
MUTUAL DISCOVERY FUND

By: FRANKLIN MUTUAL ADVISERS, LLC

David Winters

Name: David Winters
Title: President, CEO & CIO
Ph: 973.912.2177

PROPOSAL: INDEMNIFICATION OF DIRECTORS

RESOLVED, that it is not proper for Farmer Bros. Co. (the "Company") to indemnify the current and former directors named below against expenses, judgments, fines, settlements and other amounts incurred in connection with any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, concerning violations of law or breaches of duty during the period from July 2002 until the date of this resolution relating to (a) disclosures of information to investors, (b) compliance with the Investment Company Act of 1940, or (c) actions to benefit the Company's controlling persons which are not in the best interests of all of the Company's shareholders, because these directors did not meet the applicable standards of conduct established by the California Corporations Code and the Company's Bylaws:

John M. Anglin,
Guenter W. Berger,
Lewis A. Coffman,
Roy E. Farmer,
Roy F. Farmer,
Thomas A. Maloof,
John H. Merrell, and
John Samore, Jr.

SUPPORTING STATEMENT

As shareholders, we have the right under Section 317(e)(3) of the California Corporations Code ("CCC") to decide, in the absence of a court decision, whether our Company's funds should be used to indemnify directors for their litigation expenses. (Shares owned by the directors to be indemnified are not entitled to vote on this resolution.)

This resolution gives you, the shareholders, the ability to exercise that right. Without this resolution, the directors themselves could choose lawyers (and pay them with your Company's funds) to determine whether the Company should indemnify the directors.

Adopting this resolution will not be unfair to any director who can establish that he actually deserves indemnification. The directors will still have the right to be fully indemnified under CCC§317(d) if they succeed on the merits in defense of any claim, or under CCC§317(e)(4) if a court determines that the director met the applicable standards of conduct.

The CCC defines the standards of conduct as requiring directors to act in good faith and, under CCC§317(b), in the best interests of the Company, or under CCC§317(c), in the best interests of the Company and its shareholders. And both CCC§204 and Article VI, Section 2(b) of the Company's Bylaws specifically prohibit indemnification of directors for "acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of duty to the Company or its shareholders."

You can decide for yourself, based on the information available to you, whether or not you believe these directors – who accepted a fiduciary duty to protect the interests of ALL shareholders – have always acted in the best interests of those of us who have a right to rely upon them. If you believe they haven't, you should vote for this resolution and prevent them from being able to use your money to pay their costs of claims unless a court decides they have a right to it.

EXHIBIT 2

§317. Indemnification of Corporate "Agent."

(a) For the purposes of this section, "agent" means any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of the predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes without limitation attorneys' fees and any expenses of establishing a right to indemnification under subdivision (d) or paragraph (4) of subdivision (e).

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

(c) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

No indemnification shall be made under this subdivision for any of the following:

(1) In respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine.

(2) Of amounts paid in settling or otherwise disposing of a pending action without court approval.

(3) Of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

(d) To the extent that an agent of a corporation has been successful on the merits in defense of any proceeding referred to in subdivision (b) or (c) or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

(e) Except as provided in subdivision (d), any indemnification under this section shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in subdivision (b) or (c), by any of the following:

(1) A majority vote of a quorum consisting of directors who are not parties to such proceeding.

(2) If such a quorum of directors is not obtainable, by independent legal counsel in a written opinion.

(3) Approval of the shareholders (Section 153), with the shares owned by the person to be indemnified not being entitled to vote thereon.

(4) The court in which the proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by the corporation.

(f) Expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the agent to repay that amount if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this section. The provisions of subdivision (a) of Section 315 do not apply to advances made pursuant to this subdivision.

(g) The indemnification authorized by this section shall not be deemed exclusive of any additional rights to indemnification for breach of duty to the corporation and its shareholders while acting in the capacity of a director or officer of the corporation to the extent the additional rights to indemnification are authorized in an article provision adopted pursuant to paragraph (11) of subdivision (a) of Section 204. The indemnification provided by this section for acts, omissions, or transactions while acting in the capacity of, or while serving as, a director or officer of the corporation but not involving breach of duty to the corporation and its shareholders shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, to the extent the additional rights to indemnification are authorized in the articles of the corporation. An article provision authorizing indemnification "in excess of that otherwise permitted by Section 317" or "to the fullest extent permissible under California law" or the substantial equivalent thereof shall be construed to be both a provision for additional indemnification for breach of duty to the corporation and its shareholders as referred to in, and with the limitations required by, paragraph (11) of subdivision (a) of Section 204 and a provision for additional indemnification as referred to in the second sentence of this subdivision. The rights to indemnity hereunder shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. Nothing contained in this section shall affect any right to indemnification to which persons other than the directors and officers may be entitled by contract or otherwise.

(h) No indemnification or advance shall be made under this section, except as provided in subdivision (d) or paragraph (4) of subdivision (e), in any circumstance where it appears:

(1) That it would be inconsistent with a provision of the articles, bylaws, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification.

(2) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

(i) A corporation shall have power to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against that liability under this section. The fact that a corporation owns all or a portion of the shares of the company issuing a policy of insurance shall not render this subdivision inapplicable if either of the following conditions are satisfied: (1) if the articles authorize indemnification in excess of that authorized in this section and the insurance provided by this subdivision is limited as indemnification is required to be limited by paragraph (11) of subdivision (a) of Section 204; or (2) (A) the company issuing the insurance policy is organized, licensed, and operated in a manner that complies with the insurance laws and regulations applicable to its jurisdiction of organization, (B) the company issuing the policy provides procedures for processing claims that do not permit that company to be subject to the direct control of the corporation that purchased that policy, and (C) the policy issued provides for some manner of risk sharing between the issuer and purchaser of the policy, on one hand, and some unaffiliated person or persons, on the other, such as by providing for more than one unaffiliated owner of the company issuing the policy or by providing that a portion of the coverage furnished will be obtained from some unaffiliated insurer or reinsurer.

(j) This section does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though the person may also be an agent as defined in subdivision (a) of the employer corporation. A corporation shall have power to indemnify such a trustee, investment manager, or other fiduciary to the extent permitted by subdivision (f) of Section 207. **Leg.H.** 1975 ch. 682, 1976 ch. 641, effective January 1, 1977, 1977 ch. 235, 1987 chs. 1201, 1203, effective September 27, 1987, 1988 ch. 919, 1995 ch. 154.

1987 Note: It is not the intent of the Legislature by this act to change case law or statutory law regarding the duty of loyalty of a director. Stats. 1987 ch. 1203 §4.

Ref.: Ballantine & Sterling, Cal. Corp. Laws, Ch. 5, "Management: Functions of Directors, Officers, and Committees."

Witkin Procedure (4th ed) Jurisdiction §§46, 49, 50, Actions §7; Witkin Summary (9th ed) Corporations §69, 91-93, 97, 247; Cal Jur 3d (Rev) Corporations §§112, 253, 292, 299; Miller & Starr, Cal Real Estate 2d §4:59; Rutter Cal Prac Guide, Corporations §§6:440 et seq.

EXHIBIT 3

<DOCUMENT>
<TYPE>EX-99.1 CHARTER
<SEQUENCE>3
<FILENAME>mar10q0303att.txt
<TEXT>

AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF

FARMER BROS. CO.

The undersigned certify that:

1. They are the president and the secretary, respectively, of Farmer Bros. Co., a California corporation.

2. The Articles of Incorporation of the corporation are hereby amended and restated to read as follows:

"FIRST: The name of this corporation is Farmer Bros. Co.

SECOND: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

THIRD: The name and address in the State of California of the corporation's agent for service of process is:

Corporation Service Company -
The Prentice Hall Corporation System, Inc.
2730 Gateway Oaks Drive, Suite 100
Sacramento, CA 95833

FOURTH: The total number of shares of stock which the Corporation is authorized to issue shall be Three Million (3,000,000) shares, all of which shall be designated as common stock.

FIFTH:
Section 1. The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

Section 2. The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California corporations Code, subject only to the limits set forth in Section 204(a)(11) of the California Corporations Code with respect to actions for breach of duty to the corporation or its shareholder. The corporation is further authorized to provide insurance for agents as set forth in Section 317 of the California Corporations Code, provided that, in cases where the corporation owns all or a portion of the shares of the company issuing the insurance policy, the company and /or the policy must meet one of the conditions set forth in Section 317, as amended.

Section 3. Any repeal or modification of the foregoing provisions of this Article FIFTH by the shareholders of the corporation shall not adversely affect any right or protection of an agent of this corporation existing at the time of such repeal or modification."

3. The foregoing Amended and Restated Articles of Incorporation have been duly approved by the board of directors.

4. The foregoing Amended and Restated Articles of Incorporation have been duly approved by the required vote of shareholders in accordance with Section 902, of the California Corporations Code. The total number of outstanding shares of the corporation is 1,926,414. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth herein are true and correct of our own knowledge.

DATED:12/31/01

/s/ Roy E. Farmer

ROY E. FARMER, President

/s/ John E. Simmons

JOHN E. SIMMONS, Secretary

</TEXT>
</DOCUMENT>

EXHIBIT 4

BYLAWS OF FARMER BROS. CO. A California Corporation

With All Amendments Through November 27, 2000

ARTICLE I

OFFICES

Section 1. PRINCIPAL OFFICES. The board of directors shall fix the location of the principal executive office of the corporation at any place within or outside the State of California. If the principal executive office is located outside this state, and the corporation has one or more business offices in this state, the board of directors shall fix and designate a principal business office in the State of California.

Section 2. OTHER OFFICES. The board of directors may at any time establish branch or subordinate offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 1. PLACE OF MEETINGS. Meetings of shareholders shall be held at any place within or outside the State of California designated by the board of directors. In the absence of any such designation, shareholders' meetings shall be held at the principal executive office of the corporation.

Section 2. ANNUAL MEETING. The annual meeting of shareholders of the corporation shall be held on such date, time and place as is fixed annually by the board of directors, provided that a meeting shall be held each year not later than fifteen (15) months after the holding of the next previous annual meeting. If no such date and time and place is fixed by the board of directors, the annual meeting of shareholders shall be held on the third Wednesday of November at 10:00 A.M. at the principal executive offices of the corporation. At the annual meeting the directors shall be elected, and any other proper business shall be transacted.

Section 3. SPECIAL MEETINGS. A special meeting of the shareholders may be called at any time by the board of directors, or by the chairman of the board, or by the president or any officer, or by one or more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the board of directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the president, any vice president, or the secretary of the corporation. The officer receiving the request shall cause notice to be promptly given to the shareholders entitled to vote, in accordance with the provisions of Sections 4 and 5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 3 shall be construed as limiting, fixing or affecting the time when a meeting of shareholders called by action of the board of directors may be held.

Section 4. NOTICE OF SHAREHOLDERS' MEETINGS. All notices of meetings of shareholders shall be sent or otherwise given in accordance with Section 5 of this Article II not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted, or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the shareholders. The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees whom, at the time of the notice, management intends to present for election.

If action is proposed to be taken at any meeting for approval of (i) a contract or transaction in which a director has a direct or indirect financial interest, pursuant to Section 310 of the Corporations Code of California, (ii) an amendment of the articles of incorporation, pursuant to Section 902 of that Code, (iii) a reorganization of the corporation, pursuant to Section 1201 of that Code, (iv) a voluntary dissolution of the corporation, pursuant to Section 1900 of that Code, or (v) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, pursuant to Section 2007 of that Code, the notice shall also state the general nature of that proposal.

Section 5. MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE. Notice of any meeting of shareholders shall be given either personally or by first-class mail or telegraphic or other written communication, charges prepaid, addressed to the shareholder at the address of that shareholder appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice. If no such address appears on the corporation's books or is given, notice shall be deemed to have been given if sent to that shareholder by first-class mail or telegraphic or other written communication to the corporation's principal executive office, or if published at least once in a newspaper of general circulation in the county where that office is located. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by telegram or other means of written communication.

If any notice addressed to a shareholder at the address of that shareholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the shareholder at that address, all future notices or reports shall be deemed to have been duly given without further mailing if these shall be available to the shareholder on written demand of the shareholder at the principal executive office of the corporation for a period of one year from the date of the giving of the notice.

An affidavit of the mailing or other means of giving any notice of any shareholders' meeting shall be executed by the secretary, assistant secretary, or any transfer agent of the corporation giving the notice, and shall be filed and maintained in the minute book of the corporation.

Section 6. QUORUM. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of shareholders shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Section 7. ADJOURNED MEETING; NOTICE. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at that meeting, either in person or by proxy, but in the absence of a quorum, no other business may be transacted at that meeting, except as provided in Section 6 of this Article II.

When any meeting of shareholders, either annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place are announced at a meeting at which the adjournment is taken, unless a new record date for the adjourned meeting is fixed, or unless the adjournment is for more than forty-five (45) days from the date set for the original meeting, in which case the board of directors shall set a new record date. Notice of any such adjourned meeting shall be given to each shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 4 and 5 of this Article II. At any adjourned meeting the corporation may transact any business which might have been transacted at the original meeting.

Section 8. VOTING. The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of Section 11 of this Article II, subject to the provisions of Sections 702 and 704, inclusive, of the Corporations Code of California (relating to voting shares held by a fiduciary, in the name of a corporation, or in joint ownership). The shareholders' vote may be by voice vote or by ballot; provided, however, that any election for directors must be by ballot if demanded by any shareholder before the voting has begun. On any matter other than elections of directors, any shareholder may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the shareholder fails to specify the number of shares which the shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares that the shareholder is entitled to vote. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter (other than the election of directors) shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by California General Corporation Law or by the articles of incorporation.

In electing directors of this corporation, each share outstanding as of the record date shall be entitled to one vote and such shares shall not be cumulated. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected.

Section 9. WAIVER OF NOTICE OR CONSENT BY ABSENT SHAREHOLDERS. The transactions of any meeting of shareholders, either annual or special, however called and noticed, and wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, who was not present in person or by proxy, signs a written waiver of notice or consent to a holding of the meeting or an approval of the minutes. The waiver of notice or consent need not specify either the business to be transacted or the purpose of any annual or special meeting of shareholders, except that if action is taken or proposed to be taken for approval of any of those matters specified in the second paragraph of Section 4 of this Article II, the waiver of notice or consent shall state the general nature of the proposal. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Attendance by a person at a meeting shall also constitute a waiver of notice of that meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters not included in the notice of the meeting if that objection is expressly made at the beginning.

Section 10. SHAREHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING. Any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior written notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted. In the case of election of directors, such a consent shall be effective only if signed by the holders of all outstanding shares entitled to vote for the election of directors; provided, however, that a director may be elected at any time to fill a vacancy on the board of directors that has not been filled by the directors, by the written consent of the holders of a majority of the outstanding shares entitled to vote for the election of directors. All such consents shall be filed with the secretary of the corporation and shall be maintained in the corporate records. Any shareholder giving a written consent, or the shareholder's proxy holders, or a transferee of the shares or a personal representative of the shareholder or their respective proxy holders, may revoke the consent by a writing received by the secretary of the corporation before written consents of the number of shares required to authorize the proposed action have been filed with the secretary.

If the consents of all shareholders entitled to vote have not been solicited in writing, and if the unanimous written consent of all such shareholders shall not have been received, the secretary shall give prompt notice of the corporate action approved by the shareholders without a meeting. This notice shall be given in the manner specified in Section 5 of this Article II. In the case of approval of (i) contracts or transactions in which a director has a direct or indirect financial interest, pursuant to Section 310 of the Corporations Code of California, (ii) indemnification of agents of the corporation, pursuant to Section 317 of that Code, (iii) a reorganization of the corporation, pursuant to Section 1201 of that Code, and (iv) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, pursuant to Section 2007 of that Code, the notice shall be given at least ten (10) days before the consummation of any action authorized by that approval.

Section 11. RECORD DATE FOR SHAREHOLDER NOTICE, VOTING, AND GIVING CONSENTS. For purposes of determining the shareholders entitled to notice of any meeting or to vote or entitled to give consent to corporate action without a meeting, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of any such meeting nor more than sixty (60) days before any such action without a meeting, and in this event only shareholders of record on the date so fixed are entitled to notice and to vote or to give consents, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided in the California General Corporation Law.

If the board of directors does not so fix a record date:

(a) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

(b) The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, (i) when no prior action by the board has been taken, shall be the day on which the first written consent is given, or (ii) when prior action of the board has been taken, and shall be at the close of business on the day on which the board adopts the resolution relating to that action, or the sixtieth (60th) day before the date of such other action, whichever is later.

Section 12. PROXIES. Every person entitled to vote for directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the secretary of the corporation. A proxy shall be deemed signed if the shareholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission, or otherwise) by the shareholder or the shareholder's attorney in fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the corporation stating that the proxy is revoked, or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy shall be valid after the expiration of eleven (11) months from the date of the proxy, unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Sections 705(e) and 705(f) of the Corporations Code of California. The form of proxy shall comply with the federal Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, if applicable.

Section 13. INSPECTORS OF ELECTION. Before any meeting of shareholders, the board of directors may appoint any person other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are so appointed, the chairman of the meeting may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting on the request of one or more shareholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, the chairman of the meeting may, and upon the request of any shareholder or a shareholder's proxy shall, appoint a person to fill that vacancy.

These inspectors shall:

(a) Determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, and the effect of the proxies. In determining the number of shares outstanding and entitled to vote, the inspectors may rely upon the certificate of the corporation's transfer agent;

(b) Receive votes, ballots, or consents;

(c) Hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d) Count and tabulate all votes or consents;

(e) Determine when the polls shall close;

(f) Determine the result; and

(g) Do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

Section 14. PROXY CONTESTS. If in connection with a meeting of shareholders, any person or group solicits proxies from the shareholders in opposition to the solicitation by the board of directors, the corporation shall have the power to enter into an agreement with the contesting faction(s) as to the manner of conducting the shareholder meeting, presumptions regarding the validity of proxies, and other related matters. The provisions of such agreement shall govern any inconsistent provisions of these bylaws unless contrary to the provisions of the Articles of Incorporation or violative of applicable law. The inspectors of election may rely upon and shall be governed by the provisions of such agreement.

ARTICLE III

DIRECTORS

Section 1. POWERS. Subject to the provisions of the California General Corporation Law and any limitations in the articles of incorporation and these bylaws relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

Section 2. NUMBER AND QUALIFICATION OF DIRECTORS. The number of directors of the Corporation shall be not fewer than five (5) nor more than nine (9). The board of directors or the shareholders shall fix the exact number of directors within the limit specified above. The board of directors can fix the exact number of directors by resolution adopted at any duly held meeting of the board or by their unanimous written consent. The shareholders can fix the exact number of directors by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively constitute at least a majority of the required quorum) or by the written consent of the holders of a majority of the then outstanding shares entitled to vote. An amendment of this Section 2 reducing the minimum number of directors to fewer than five (5) cannot be adopted if the votes cast against its adoption at meeting of shareholders or the shares not consenting in the case of action by written consent, equal or exceed sixteen and two-thirds percent (13 2/3%) of the then outstanding shares entitled to vote.

Section 3. ELECTION AND TERM OF OFFICE OF DIRECTORS. Directors shall be elected at each annual meeting of the shareholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

Section 4. VACANCIES. Vacancies in the board of directors may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, except that a vacancy created by the removal of a director by the vote or written consent of the shareholder or by court order may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of holders of a majority of the outstanding shares entitled to vote. Each director so elected shall hold office until the next annual meeting of the shareholders and until a successor has been elected and qualified.

A vacancy or vacancies in the board of directors shall be deemed to exist in the event of the death, resignation, or removal of any director, or if the board of directors by resolution declares vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number of directors is increased, or if the shareholders fail, at any meeting of shareholders at which any director or directors are elected, to elect the number of directors to be voted for at that meeting.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors, but any such election by written consent shall require the consent of a majority of the outstanding shares entitled to vote.

Any director may resign effective on giving written notice to the chairman of the board, the president, the secretary, or the board of directors, unless the notice specifies a later time for that resignation to become effective. If the resignation of a director is effective at a future time, the board of directors may elect a successor to take office when the resignation becomes effective.

No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

Section 5. PLACE OF MEETINGS AND MEETINGS BY TELEPHONE. Regular meetings of the board of directors may be held at any place within or outside the State of California that has been designated from time to time by resolution of the board. In the absence of such a designation, regular meetings shall be held at the principal executive office of the corporation. Special meetings of the board shall be held at any place within or outside the State of California that has been designated in the notice of the meeting or, if not stated in the notice or there is no notice, at the principal executive office of the corporation. Any meeting, regular or special, may be held by conference telephone or similar communication equipment, so long as all directors participating in the meeting can hear one another, and all such directors shall be deemed to be present in person at the meeting.

Section 6. ANNUAL MEETING. Immediately following each annual meeting of shareholders, the board of directors shall hold a regular meeting for the purpose of organization, any desired election of officers, and the transaction of other business. Notice of this meeting shall not be required.

Section 7. OTHER REGULAR MEETINGS. Other regular meetings of the board of directors shall be held without call at such time as shall from time to time be fixed by the board of directors. Such regular meetings may be held without notice.

Section 8. SPECIAL MEETINGS. Special meetings of the board of directors for any purpose or purposes may be called at any time by the president or any vice president or the secretary or any two directors. Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. In case the notice is mailed, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. In case the notice is delivered personally, or by telephone or telegram, it shall be delivered personally or by telephone or to the telegraph company at least forty eight (48) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting nor the place if the meeting is to be held at the principal executive office of the corporation.

Section 9. QUORUM. A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except to adjourn as provided in Section 11 of this Article III. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the board of directors, subject to the provisions of Section 310 of the Corporations Code of California (as to approval of contracts or transactions in which a director has a direct or indirect material financial interest), Section 311 of that Code (as to appointment of committees), and Section 317(e) of that Code (as to indemnification of directors). A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

Section 10. WAIVER OF NOTICE. The transactions of any meeting of the board of directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes. The waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Notice of a meeting shall also be deemed given to any director who attends the meeting without protesting before or at its commencement, the lack of notice to that director.

Section 11. ADJOURNMENT. A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

Section 12. NOTICE OF ADJOURNMENT. Notice of the time and place of holding an adjourned meeting need not be given, unless the meeting is adjourned for more than twenty-four hours, in which case notice of the time and place shall be given before the time of the adjourned meeting, in the manner specified in Section 8 of this Article III, to the directors who were not present at the time of the adjournment.

Section 13. ACTION WITHOUT MEETING. Any action required or permitted to be taken by the board of directors may be taken without a meeting, if all members of the board shall individually or collectively consent in writing to that action. Such action by written consent shall have the same force and effect as a unanimous vote of the board of directors. Such written consent or consents shall be filed with the minutes of the proceedings of the board.

Section 14. FEES AND COMPENSATION OF DIRECTORS. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement of expenses, as may be fixed or determined by resolution of the board of directors. This Section 14 shall not be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation for those services.

ARTICLE IV

COMMITTEES

Section 1. COMMITTEES OF DIRECTORS. The board of directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors, to serve at the pleasure of the board. The board may designate who may replace any absent member at any meeting of the committee. Any committee, to the extent provided in the resolution of the board, shall have all the authority of the board, except with respect to:

(a) the approval of any action which, under the General Corporation Law of California, also requires shareholders' approval or approval of the outstanding shares;

(b) the filling of vacancies on the board of directors or in any committee;

(c) the fixing of compensation of the directors for serving on the board or on any committee;

(d) the amendment or repeal of bylaws or the adoption of new bylaws;

(e) the amendment or repeal of any resolution of the board of directors which by its express terms is not so amendable or repealable;

(f) a distribution to the shareholders of the corporation, except at a rate or in a periodic amount or within a price range determined by the board of directors; or

(g) the appointment of any other committees of the board of directors or the members of these committees.

Section 2. MEETINGS AND ACTION OF COMMITTEES. Meetings and action of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these bylaws, Sections 5 (place of meetings), 7 (regular meetings), 8 (special meetings and notice), 9 (quorum), 10 (waiver and notice), 11 (adjournment), 12 (notice of adjournment), and 13 (action without meeting), with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members, except that the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee; special meetings of committees may also be called by resolution of the board of directors; and notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

Section 1. OFFICERS. The officers of the corporation shall be a president, a secretary, and a treasurer. The corporation may also have, at the discretion of the board of directors, a chairman of the board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article V. Any number of offices may be held by the same person.

Section 2. ELECTION OF OFFICERS. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article V, shall be chosen by the board of directors, and each shall serve at the pleasure of the board, subject to the rights, if any, of an officer under any contract of employment.

Section 3. SUBORDINATE OFFICERS. The board of directors may appoint, and may empower the president to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the bylaws or as the board of directors may from time to time determine.

Section 4. REMOVAL AND RESIGNATION OF OFFICERS. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the board of directors, at any regular or special meeting of the board, or, except in case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

Section 5. VACANCIES IN OFFICES. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these bylaws for regular appointments to that office.

Section 6. CHAIRMAN OF THE BOARD. The Chairman of the Board, if such an officer be elected, shall, if present, preside at meetings of the board of directors. If the chairman of the board is designated as the chief executive officer by the board of directors or if there is no president, the chairman of the board shall in addition have the powers and duties prescribed in Section 7(a) of the Article V. The chairman of the board shall also have such other duties as may from time to time be assigned to him by the board of directors or prescribed by the bylaws.

Section 7. PRESIDENT.

(a) Unless the chairman of the board has been designated as the chief executive officer, the president shall be the chief executive officer of the corporation. The chief executive officer shall, subject to the control of the board of directors, have the general supervision, direction and control of the business and the officers of the corporation. He shall preside at all meetings of the shareholders. The chief executive officer shall have the power to appoint any person to preside at meeting of the shareholders if he is unable or unwilling to do so. He shall have the general powers and duties of management usually vested in the chief executive officer of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors art the bylaws. In the event of the absence or disability of the chief executive officer, or if such position becomes vacant, the duties of the chief executive officer shall be performed by the president if the president is the chief operating officer or by such person as the board of directors may appoint as acting chief executive officer, subject to any restriction thereon imposed by the board of directors.

(b) If the president is designated by the board of directors as the chief operating officer of the corporation, he shall be the chief administrative officer of the corporation and shall, subject to the control of the board of directors and the direction of the chief executive officer, conduct the day-to-day activities of the corporation. The chief operating officer also shall have such other powers and perform such other duties as may from time to time by assigned to him by the chief executive officer. In the absence of the chief executive officer, the chief operating officer shall have the powers and perform the duties of the chief executive officer. Unless otherwise provided by resolution of the board of directors, the chief operating officer shall have the power to bind the corporation to obligations.

Section 8. VICE PRESIDENTS. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors, the bylaws, the president, or the chairman of the board.

Section 9. SECRETARY. The secretary shall keep or cause to be kept, at the principal executive office or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice given, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at shareholders' meetings, and the proceedings.

The secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation's transfer agent or registrar, as determined by resolution of the board of directors, a share register, or a duplicate share register, showing the names of all shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the board of directors required by the bylaws or by law to be given, and he shall keep the seal of the corporation if one be adopted, in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or by the bylaws.

The assistant secretary, if any, shall have all powers of the secretary. In the absence of the secretary and assistant secretary, any vice president shall have the power to perform the duties of the secretary.

Section 10. TREASURER. The treasurer shall be the chief financial officer of the corporation. The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

The treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his transactions as chief financial officer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the board of directors or the bylaws.

The assistant treasurer, if any, shall have all powers of the treasurer.

ARTICLE VI

INDEMNIFICATION OF AGENTS

Section 1. CERTAIN DEFINITIONS. As used in this Article the following terms shall have the meanings set forth in this section:

(a) Expenses: any expense, liability, or loss, including attorneys'
fees, judgments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed as a result of the actual or deemed receipt of any payments under this Article, paid or incurred in connection with investigating, defending, being a witness in, or participating in, or preparing for any of the foregoing in, any Proceeding relating to any Indemnifiable Event

(b) Indemnifiable Event: any event or occurrence that takes place
either prior to or after the date of adoption of this amended Article VI, related to Indemnitee's service as a director or officer of the Company or, at the request of the Company, as a director, officer, employee, trustee, agent, or fiduciary of another foreign or domestic corporation, partnership, joint venture, employee benefit plan, trust, or other enterprise w)1ile also serving as a director or officer of the Company.

(c) Indemnitee: every person who was or is a director or officer of
the Company.

(d) Proceeding: (i) any threatened, pending, or completed action,
suit, or proceeding, whether civil, criminal, administrative, investigative or other, or (ii) any inquiry, hearing, or investigation, whether conducted by the Company or any other party, that Indemnitee in good faith believes might lead to the institution of any such action, suit or proceeding.

Section 2. OBLIGATION TO INDEMNIFY.

(a) General Obligation. If Indemnitee becomes, or is threatened to
be made, a party to, or a witness or other participant in, any Proceeding by reason of (or arising in part out of ar Indemnifiable Event, Indemnitee shall be indemnified and held harmless by the Company from and against any and all Expenses actually and reasonably incurred or suffered by Indemnitee in connection with such Proceeding, subject to the provisions of this Article, including the exceptions stated in section 2(b) below. Without limiting the generality of the foregoing, the foregoing indemnity includes indemnification for amounts paid in settlement of actions brought by or in the right of the corporation and for expenses incurred therein, unless excluded under Subsection (b) below, whether or not such settlement was approved by the court The Company shall also cooperate fully with Indemnitee and render such assistance as Indemnitee may reasonably require in the defense of any Proceeding in which Indemnitee was or is a party or is threatened to be made a party, and shall make available to Indemnitee and his counsel all infonnation and documents reasonably available to it which relate to the subject of any such Proceeding. The parties hereto intend that this Article shall provide for indemnification in excess of that expressly permitted by statute.

(b) Exceptions to Indemnity Obligations. Anything to the contrary in
Subsection (a) above, no Indemnitee shall be indemnified under Subsection (a) above: (i) in connection with a proceeding initiated by Indemnitee (other than pursuant to Section 4) unless such proceeding was authorized by the Company; (ii) with respect to the settlement of any Proceeding to which the Company has not consented in writing which consent the Company agrees not to withhold unreasonably; (iii) on account of any suit in which judgment is rendered against the Indemnitee for an accounting of profits made in securities of the Company in violation of Section 16(b) of the Securities Act of 1934, as amended, the rules promulgated thereunder, or similar provisions of

federal or state statutory law; (iv) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (v) for acts or omissions that the Indemnitee believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the Indemnitee; (vi) for any transaction in which the Indemnitee derived an improper personal benefit; (vii) for acts or omissions that show a reckless disregard for the Indemnitee's duty to the Company or its shareholders in circumstances in which the Indemnitee was aware, or should have been aware, in the ordinary course of performing the Indemnitee's duties, of a risk of serious injury to the Company or its shareholders; (viii) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of duty to the Company or its shareholders; (ix) from liability under Sections 310 or 316 of the California General Corporation Law; or (x) if a court of competent jurisdiction has finally determined in the instant case that indemnification is unlawful under the circumstances. With respect to the exceptions set forth in Subsections (b)(iv) through (b)(ix) above, if after the date of adoption of this amended Article VI the California General Corporation Law is amended or interpreted judicially so as to make such provisions inapplicable to actions other than actions brought by or in the right of a corporation or to otherwise permit broader indemnification rights, such broader indemnification rights shall automatically be made a part of this Article and an Indemnitee shall be entitled thereto.

(c) Expense Advances. Expenses incurred by Indemnitee in defending any Proceeding relating in whole or in part to an Indemnifiable Event shall be advanced by the Company prior to the final disposition of any such Proceeding upon receipt by the Company of an unsecured written undertaking by or on behalf of Indemnitee to repay all amounts so advanced without interest if it should be determined ultimately that Indemnitee is not entitled to be indemnified under this Article or otherwise.

(d) Mandatory Indemnfication. Notwithstanding any provision of this Article VI to the contrary, to the extent that Indemnitee has been successful on the merits in defense of any Proceeding relating in whole or in part to an Indemnifiable Event or in defense of any issue or matter therein, Indemnitee shall be indemnified against all Expenses incurred in connection therewith.

(e) Partial Indemnification. If Indemnitee is entitled under any provision of this Article to indemnification by the Company for some or a portion of Expenses, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled

Section 3. NOTIFICATION AND DEFENSE OF PROCEEDING.

(a) Notice. Promptly after receipt by Indemnitee of notice of the commencement of any Proceeding, Indemnitee shall, if a claim in respect thereof is to be made against the Company under this article, notify the Company of the commencement thereof, but the omission so to notify the Company shall not relieve the Company from any liability that it may have to Indemnitee unless such omission substantially prejudices the Company.

(b) Defense. With respect to any Proceeding as to which Indemnitee notifies the Company of the commencement thereof: (i) the Company shall be entitled to participate in the Proceeding to the full extent permitted by law and at its own expense, when, and only to the extent that the Company, in its sole discretion, chooses to so participate; and (ii) the Company shall be entitled to cause the Proceeding to be defended on behalf of the Indemnitee by counsel chosen by the Company, provided such counsel is reasonably satisfactory to Indemnitee and provided, further, that representation by such counsel does not constitute a conflict of interest So long as defense of the Proceeding is being conducted by such counsel, Indemnitee shall not be entitled to indemnity or advances for attorney's fees or expenses of other counsel as may be separately employed by Indemnitee. The Indemnitee shall cooperate fully with the Company's participation in any such Proceeding and shall make available to the Company and its counsel all information and documents reasonably available to Indemnitee which relate to the subject of such Proceeding. The Company shall not be liable to indemnify the Indemnitee under this Agreement with regard to any judicial award if the Company was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action; the Company's liability hereunder shall not be excused if participation in the proceeding by the Company was barred.

Section 4. REMEDY TO ENFORCE RIGHT TO INDEMNIFICATION. If a claim for indemnity or an Expense advance under Section 2 of this Article is not paid in full by the Company within sixty (60) days after a written claim and any additional non-privileged information reasonably requested by the Company concerning the claim has been received by the Company, Indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim, together with interest thereon, aqd if successful in whole or in substantial part, Indemnitee shall also be entitled to be paid the expenses of prosecuting such claim, including reasonable attorney's fees incurred in connection therewith. It shall be a defense to any such action (other than an action brought to enforce a claim for Expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking has been tendered to the Company) that one or more of the exceptions set forth in Section 2(b) bars indemnity, but the burden of proving such a defense shall be on the Company. Neither the failure of the Company (or of its full board of directors, its directors who are not parties to the Proceeding with respect to which indemnification is claimed, its shareholders, or independent legal counsel) to have made a determination prior to the commencement of an action pursuant to this Section 4 that indemnification of Indemnitee is proper in the circumstances because Indemnitee has met any applicable standard of conduct, nor an actual determination by any such person or persons that Indemnitee has not met such applicable standard of conduct, shall be a defense to such action or create a presumption that Indemnitee has not met the applicable standard of conduct or is not entitled to indemnity under this Article.

Section 5. BYLAW RIGHT NOT EXCLUSIVE; EXTENSION TO OTHER AGENTS. The
rights conferred by this Article shall not be exclusive of any other right which Indemnitee may have or hereafter acquire under the General Corporation Law of California or any oilier statute, or any provision contained in the Company's Articles of Incorporation or Bylaws, or under any agreement, or pursuant to a vote of shareholders or disinterested directors, or otherwise. The board of directors shall have the right, without further shareholder approval, to extend the provisions of this Amended Article VI to non-officer employees and other agents of the Company with respect to Indemnifiable Events as to such employees and other agents.

Section 6. INSURANCE. The Company may purchase and maintain insurance on behalf of its directors and officers against any liability asserted against or incurred by any of them by reason of the fact that such person is or was a director or officer of the Company whether or not the Company would have the power to indemnify such persons against such liability under the General Corporation Law of California.

Section 7. REPEAL OR MODIFICATION; APPLICABILITY TO PENDING ACTIONS. No repeal or modification of this Article shall adversely affect any right of an Indemnitee with respect to any proceeding or part thereof based upon acts, omissions or occurrences antedating such repeal or modification. This amended Bylaw shall not apply with respect to Proceedings pending at the date of approval hereof by the shareholders of the Company. In such cases, the predecessor Article VI shall, in addition to all other rights which may exist, be applicable.

Section 8. NO WAIVER. No waiver of any of the provisions of this Article shall operate as a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver. Except as specifically provided herein, no failure to exercise or any delay in exercising any right or remedy hereunder shall constitute a waiver thereof.

Section 9. NO DUPLICATION OF PAYMENTS. The Company shall not be liable under this Article to make any payment in connection with any claim made against Indemnitee to the extent Indemnitee has otherwise received payment under any insurance policy, Bylaw, or otherwise of the amounts otherwise indemnifiable hereunder.

Section 10. Binding Effect. This Article shall be a binding contract between the Company and each Indemnitee made in partial consideration of the Indemnitee's ongoing services to the Company and shall inure to the benefit of, bind and be enforceable by the Company and each Indemnitee and their respective successors (including any direct or indirect successor by purchase, merger, consolidation, or otherwise to all or substantially all of the business and/or assets of the Company), spouses, heirs, and personal and legal representatives. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation, or otherwise) to all, substantially all, or a substantial part, of the business and/or assets of the Company, by written agreement, expressly to assume and agree to perform the provisions of this Article in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. The Indemnification provided under this Article shall continue as to Indemnitee for any action taken or not

taken while serving in an indemnified capacity pertaining to an Indemnifiable Event even though he may have ceased to serve in such capacity at the time of any Proceeding.
Section 11. Severability. If any provision (or portion thereof) of this Article shall be held by a court of competent jurisdiction to be invalid, void, or otherwise unenforceable, the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Article (including, without limitation, each portion of this Article containing any provision held to be invalid, void, or otherwise unenforceable, that is not itself invalid, void, or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, void, or unenforceable."

ARTICLE VII

RECORDS AND REPORTS

Section 1. MAINTENANCE AND INSPECTION OF SHARE REGISTER. The corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, if either be appointed and as determined by resolution of the board of directors, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each shareholder.

A shareholder or shareholders of the corporation holding of record at least five percent (5%) in the aggregate of the outstanding voting shares of the corporation may (i) inspect and copy the records of shareholders' names and addresses and shareholdings during usual business hours on five days prior written demand on the corporation, and (ii) obtain from the transfer agent of the corporation, on written demand and on the tender of such transfer agent's usual charges for such list, a list of the shareholders' names and addresses, who are entitled to vote for the election of directors, and their shareholdings, as of the most recent record date for which that list has been compiled or as of a date specified by the shareholder after the date of demand. This list shall be made available to any such shareholder by the transfer agent on or before the later of five (5) days after the demand is received or the date specified in the demand as the date as of which the list is to be compiled. The record of shareholders shall also be open to inspection on the written demand of any shareholder or holder of a voting trust certificate, at any time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or as the holder of a voting trust certificate. Any inspection and copying under this Section 1 may be made in person or by an agent or attorney of the shareholder or holder of a voting trust certificate making the demand.

Section 2. MAINTENANCE AND INSPECTION OF BYLAWS. The corporation shall keep at its principal executive office, or if its principal executive office is not in the State of California, at its principal business office in this state, the original or a copy of the bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the corporation is outside the State of California and the corporation has no principal business office in this state, the Secretary shall, upon the written request of any shareholder, furnish to that shareholder a copy of the bylaws as amended to date.

Section 3. MAINTENANCE AND INSPECTION OF OTHER CORPORATE RECORDS. The accounting books and records and minutes of proceedings of the shareholders and the board of directors and any committee or committees of the board of directors shall be kept at such place or places designated by the board of directors, or, in the absence of such designation, at the principal executive office of the corporation or at the offices of the corporation's accountants or attorneys. The minutes shall be kept in written form and the accounting books and records shall be kept either in written form or in any other form capable of being converted into written form. The minutes and accounting books and records shall be open to inspection upon the written demand of any shareholder or holder of a voting trust certificate, at any reasonable time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or as the holder of a voting trust certificate. The inspection may be made in person or by an agent or attorney, and shall include the right to copy and make extracts. These rights of inspection shall extend to the records of each subsidiary corporation of the corporation.

Section 4. INSPECTION BY DIRECTORS. Every director shall have the absolute right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the corporation and each of its subsidiary corporations. This inspection by a director may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

Section 5. ANNUAL REPORT TO SHAREHOLDERS. The corporation shall cause an annual report to be sent to the shareholders within the time required by California Corporation's Code Section 1501. The form and content of said report shall comply with the requirements of said section and with the requirements of the federal Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder if applicable.

Section 6. ANNUAL STATEMENT OF GENERAL INFORMATION. The corporation shall each year file with the Secretary of State of the State of California, on the prescribed form, a statement setting forth the authorized number of directors, the names and complete business or residence addresses of all incumbent directors, the names and complete business or residence addresses of the chief executive officer, secretary, and chief financial officer, the street address of its principal executive office or principal business office in this State, and the general type of business constituting the principal business activity of the corporation, together with a designation of the agent of the corporation for the purpose of service of process, all in compliance with Section 1502 of the Corporations Code of California.

ARTICLE VIII

GENERAL CORPORATE MATTERS

Section 1. RECORD DATE FOR PURPOSES OTHER THAN NOTICE AND VOTING. For purposes of determining the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action (other than action by shareholders by written consent without a meeting), the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days before any such action, and in that case only shareholders of record on the date so fixed are entitled to receive the dividend, distribution, or allotment or rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date so fixed, except as otherwise provided in the California General Corporation Law.

If the board of directors does not so fix a record date, the record date for determining shareholders for any such purpose shall be at the close of business on the day on which the board adopts the applicable resolution or the sixtieth (60th) day before the date of that action, whichever is later.

Section 2. CHECKS, DRAFTS, EVIDENCES OF INDEBTEDNESS. All checks, drafts, or other orders for payment of money, notes, or other evidences of indebtedness, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the board of directors.

Section 3. CORPORATE CONTRACTS AND INSTRUMENTS; HOW EXECUTED. The board of directors, except as otherwise provided in these bylaws, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and this authority may be general or confined to specific instances; and, unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent, or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 4. CERTIFICATES FOR SHARES. A certificate or certificates for shares of the capital stock of the corporation shall be issued to each shareholder when any of these shares are fully paid, and the board of directors may authorize the issuance of certificates or shares as partly paid provided that these certificates shall state the amount of the consideration to be paid for them and the amount paid. All certificates shall be signed in the name of the corporation by the chairman of the board or vice chairman of the board or the president or vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent or registrar at the date of issue.

Section 5. LOST CERTIFICATES. Except as provided in this Section 5, no new certificates for shares shall be issued to replace an old certificate unless the latter is surrendered to the corporation and cancelled at the same time. The board of directors may, in case any share certificate or certificate for any other security is lost, stolen, or destroyed, authorize the issuance of a replacement certificate on such terms and conditions as the board may require, including provision for indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft, or destruction of the certificate or the issuance of the replacement certificate.

Section 6. REPRESENTATION OF SHARES OF OTHER CORPORATIONS. The chairman of the board, the president, or any vice president, or any other person authorized by resolution of the board of directors or by any of the foregoing designated officers, is authorized to vote on behalf of the corporation any and all shares of any other corporation or corporations, foreign or domestic, standing in the name of the corporation. The authority granted to these officers to vote or represent on behalf of the corporation any and all shares held by the corporation in any other corporation or corporations may be exercised by any of these officers in person or by any person authorized to do so by a proxy duly executed by these officers.

Section 7. TRANSFER AND REGISTRY AGENTS. The corporation may, from time to time, maintain one or more transfer offices or agencies and/or registry offices at such place or places as may be determined from time to time by the board of directors; and the board of directors may, from time to time, define the duties of such transfer agents and registrars and make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer and registration of certificates for stock of the corporation.

Section 8. CONSTRUCTION AND DEFINITIONS. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the California General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

Section 9. CONFLICT WITH LAW. In the event any provision of these Bylaws conflicts with any applicable law of the Unites States or the State of California, or with any order, rule, regulation, decree or judgment of any governmental body or power or court having jurisdiction over the corporation, or over the subject matter to which such bylaw provision applies, or with any rules or order of a stock exchange or such bylaw provision shall be deemed, amended only to the extent necessary to resolve an unavoidable conflict and shall in all other respects be in full force and effect.

ARTICLE IX

AMENDMENTS

Section 1. AMENDMENT BY SHAREHOLDERS. New bylaws may be adopted or these bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the articles of incorporation of the corporation set forth the number of authorized directors of the corporation, the authorized number of directors may be changed only by an amendment of the articles of incorporation.

Section 2. AMENDMENT BY DIRECTORS. Subject to the rights of the shareholders provided in Section 1 of this Article IX, bylaws, other than a bylaw or an amendment of a bylaw changing the authorized number of directors, may be adopted, amended, or repealed by the board of directors.

EXHIBIT 5

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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September 12, 2003

Via Federal Express

Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502

Re: Proposed Shareholder Resolution
Submitted By Franklin Mutual Advisers, LLC.

Gentlemen:

You have requested our opinion as to whether the shareholder proposal (the "Proposal") submitted to Farmer Bros. Co., a California corporation (the "Company"), by Franklin Mutual Advisers, LLC on behalf of its advisory clients Mutual Beacon Fund and Mutual Discovery Fund, each a series of Franklin Mutual Series Fund Inc. (collectively the "Proponent"), would, if adopted and implemented, contravene the provisions of the California Corporations Code (the "CCC"), and whether the Proposal is a proper subject for action by the Company's shareholders under California law.

In connection with your request for our opinion, you have furnished us with copies of the Proponent's letter to the Company, dated July 31, 2003, and the Proposal and supporting statement which accompanied such letter. We also have reviewed the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), and the Company's Bylaws (the "Bylaws"), each in their current form, and such other documents as we deemed necessary. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

The Proponent has proposed a binding shareholder resolution to limit indemnification of all of the Company's current directors, and one former director, with respect to certain types of claims that may arise as a result of breaches of duty by such directors during the period from July 2002 until the date of the resolution . The text of the proposed shareholder resolution is as follows:

PROPOSAL: INDEMNIFICATION OF DIRECTORS

RESOLVED, that it is not proper for Farmer Bros. Co. (the "Company) to indemnify the current and former directors named below against expenses, judgments, fines settlements and other amounts incurred in connection with any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, concerning violations of law or breaches of duty during the period from July 2002 until the date of this resolution relating to (a) disclosures of information to investors, (b) compliance with the Investment Company Act of 1940, or (c) actions to benefit the Company's controlling persons which are not in the best interests of all of the Company's shareholders, because these directors did not meet the applicable standards of conduct established by the California Corporations Code and the Company's Bylaws.

John M. Anglin,
Guenter W. Berger,
Lewis A. Coffman,
Roy E. Farmer,
Roy F. Farmer,
Thomas A. Maloof,
John H. Merrell, and
John Samore, Jr.

The Proposal was accompanied by a statement of the Proponent in support thereof (the "Supporting Statement"). A copy of the Proposal and the Supporting Statement are attached as Exhibit A.

Members of our firm are admitted to the bar of the State of California, and we do not express any opinion as to the laws of any other jurisdiction except the laws of the State of California.

Analysis of Invalidity of Proposal Under California Law

In our opinion, based upon and subject to the qualifications set forth in this letter, the Proposal contravenes California law, and the Proposal is not a proper subject for action by the Company's shareholders. Therefore, the Proposal is invalid and improper under the laws of the State of California.

1. The Proposal Would Contravene CCC Section 317(e)

In our opinion, the Proposal contravenes CCC Section 317(e) for at least two reasons: (a) it seeks to deny indemnification under CCC Section 317(e) in the absence of a pending or threatened claim for indemnification, and (b) it seeks to exclude improperly other lawful methods of indemnification under CCC Section 317(e).

(a) CCC Section 317(e) provides, in part, as follows:

> Except as provided in subdivision (d), any indemnification under this section shall be made by the corporation only if authorized **in the specific case** [emphasis added], upon a determination that indemnification of the agent is proper in the circumstances because the agent **has met the applicable standard of conduct** [emphasis added] set forth in subdivision (b) or (c)....

According to the Supporting Statement, "As shareholders, we have the right under Section 317(e)(3) of the California Corporations Code ("CCC") to decide, in the absence of a court decision, whether our Company's funds should be used to indemnify directors for their litigation expenses." To our knowledge based on representations from the Company, and for purposes of this opinion, we assume that no threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, concerning violations of law or breaches of duty have been brought against any of the directors (collectively, "Actions"), and that no directors are seeking indemnification for any Actions, relating to (a) disclosures of information to investors, (b) compliance with the Investment Company Act of 1940, or (c) actions to benefit the Company's controlling persons which are not in the best interests of all of the Company's shareholders (collectively, (a), (b) and (c) are referred to herein as the "Target Issues").

The reference in CCC Section 317(e) to, "any indemnification under this section shall be made by the corporation only if authorized **in the specific case** [emphasis added], upon a determination that indemnification of the agent is proper in the circumstances because the agent **has met the applicable standard of conduct** [emphasis added]...", clearly indicates that any determination regarding the propriety of indemnification under CCC Section 317(e) must be made <u>only after</u> there is a pending or threatened claim giving rise to a claim for indemnification. In our opinion, indemnification can be neither granted or denied pursuant to CCC Section 317(e) in advance of an actual claim where the actual circumstances can be considered. Since there are no pending or threatened Actions against any of the directors related to the Target Issues and no claim for indemnification has been made, the Proposal, which purports to brought under CCC Section 317(e)(3), cannot be brought properly under such statute and, therefore, contravenes such statute.

(b) In the absence of a successful defense on the merits by the agent, in which case indemnification is mandatory pursuant to CCC Section 317(d), CCC Section

317(e) authorizes indemnification when the agent has met the applicable standard of conduct as determined by any of the following four methods:

> (1) A majority vote of a quorum consisting of directors who are not parties to such proceeding;
>
> (2) If such quorum of directors is not obtainable, by independent legal counsel in a written opinion;
>
> (3) Approval of the shareholders (Section 153), with the shares owned by the person to be indemnified not being entitled to vote thereon; or
>
> (4) The court in which the proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by the corporation.

However, the Supporting Statement only refers to one of the four methods (subparagraph (4) above), i.e. "if a court determines that the director met the applicable standard of conduct." The Proposal seeks to preemptively deny the other three methods that are specifically authorized by the statute, and, neither the Proposal, nor the Supporting Statement, refers to the two alternative methods for granting indemnification described in CCC Section 317(e)(1) and CCC Section 317(e)(2), namely by a majority vote of a disinterested quorum of directors and if such quorum of directors is not obtainable, by independent legal counsel in a written opinion. Nothing in CCC Section 313(e) suggests that failure to approve indemnification under one subsection would preclude indemnification under the other authorized means. Therefore, the Proposal improperly seeks to deny the ability of the Company to grant indemnification to the directors pursuant to CCC Section 317(e)(1) and CCC Section 317(e)(2) with respect to any Actions related to the Target Issues should they arise in the future. Moreover, the Proposal purports to deny the shareholders of the Company the ability to grant indemnification pursuant to CCC Section 317(e)(3) at a later date, in the event a specific case arises related to the Target Issues. In our opinion, this denial of a statutory right to indemnification, in the absence of a threatened or pending Action, or a claim for indemnification, would also contravene CCC Section 317(e) because there are no facts on which to base a determination of whether the applicable standards have been met.

2. The Proposal is Not a Proper Subject for Action by the Shareholders

In our opinion, the Proposal is not a proper subject of action by the Shareholders for at least two reasons: (a) it seeks to deny the directors of the Company the ability to determine the propriety of a director's claim for indemnification as provided by statute, and (b) it conflicts with a provision in the Articles of Incorporation that is intended to indemnify directors in excess of indemnification otherwise permitted by Section 317.

(a) As described above CCC Section 317(e)(1) provides that a quorum of disinterested directors may determine the propriety of a director's claim for indemnification, and if such a quorum is not obtainable, then the directors of the Company may seek to obtain the written opinion of legal counsel in accordance with CCC Section 317(e)(2). CCC Section 300(a) provides that the "business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board." Determining the propriety of an indemnification claim is within such power and duty of the directors to manage the affairs of the Company. The Proposal is not a proper action for the shareholders because, if implemented, it would improperly intrude on such power and duty of the directors as expressly contemplated by statute and the Company's Articles of Incorporation. Furthermore, the Proposal seeks to do so both on a retroactive and prospective basis, without any pending or threatened Action or any claim by any director for indemnification.

Article Fifth, Section 2 of the Articles of Incorporation states in pertinent part: "The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors, or otherwise in excess of the indemnification otherwise permitted by Section 317 . . ." In addition, Article Fifth, Section 1 of the Articles of Incorporation, consistent with Section 204.5 of the CCC provides that: "The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law."

The Proposal is in conflict with the Company's Articles of Incorporation because it purports to revoke or limit the Company's authority to indemnify directors relative to the Target Issues and limit their liability to the fullest extent possible under California law as provided in the Articles of Incorporation. Indeed the Proposal also seeks to do so on a <u>retroactive</u> and prospective basis, which would deny the directors certain protections already afforded them in the Articles of Incorporation. In our view, the Proposal is in conflict with this provision in the Articles of Incorporation, and since the shareholders may not amend the Articles of Incorporation without the approval of the Company's board of directors in accordance with CCC Section 902, the Proposal does not present a proper subject for action by the Company's shareholders.

* * *

Based upon and subject to the foregoing, it is our opinion that the shareholder resolution contemplated by the Proposal contravenes California law and is not a proper subject for action by the Company's shareholders at the Annual Meeting and that a California court, presented with the question of the resolution's validity, would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal and, except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

EXHIBIT A

Franklin Mutual Advisers, LLC

51 John F. Kennedy Parkway
Short Hills, NJ 07078
tel 973/912-2000

July 31, 2003

BY OVERNIGHT EXPRESS DELIVERY
(via fax to 310.320.2436)

John E. Simmons
Secretary and Treasurer
Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502
ph: 310.787.5200

Dear Mr. Simmons:

We, Mutual Beacon Fund and Mutual Discovery Fund (together, the "Funds"), each a series of Franklin Mutual Series Fund Inc., are the record owners of shares of Farmer Bros. Co. (the "Company") having a market value of more than $2,000, and have been record owners continuously for more than a year. We intend to continue ownership of such shares through the date of the next annual meeting of stockholders. We are submitting the attached proposal and supporting statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement for the next meeting of stockholders. We intend to present the proposal at the meeting, personally or through a qualified representative.

Please let us know, at the mailing address shown on this letterhead, if you require any additional information.

Very truly yours,

MUTUAL BEACON FUND
MUTUAL DISCOVERY FUND

By: FRANKLIN MUTUAL ADVISERS, LLC

David Winters

Name: David Winters
Title: President, CEO & CIO
Ph: 973.912.2177

PROPOSAL: INDEMNIFICATION OF DIRECTORS

RESOLVED, that it is not proper for Farmer Bros. Co. (the "Company") to indemnify the current and former directors named below against expenses, judgments, fines, settlements and other amounts incurred in connection with any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, concerning violations of law or breaches of duty during the period from July 2002 until the date of this resolution relating to (a) disclosures of information to investors, (b) compliance with the Investment Company Act of 1940, or (c) actions to benefit the Company's controlling persons which are not in the best interests of all of the Company's shareholders, because these directors did not meet the applicable standards of conduct established by the California Corporations Code and the Company's Bylaws:

John M. Anglin,
Guenter W. Berger,
Lewis A. Coffman,
Roy E. Farmer,
Roy F. Farmer,
Thomas A. Maloof,
John H. Merrell, and
John Samore, Jr.

SUPPORTING STATEMENT

As shareholders, we have the right under Section 317(e)(3) of the California Corporations Code ("CCC") to decide, in the absence of a court decision, whether our Company's funds should be used to indemnify directors for their litigation expenses. (Shares owned by the directors to be indemnified are not entitled to vote on this resolution.)

This resolution gives you, the shareholders, the ability to exercise that right. Without this resolution, the directors themselves could choose lawyers (and pay them with your Company's funds) to determine whether the Company should indemnify the directors.

Adopting this resolution will not be unfair to any director who can establish that he actually deserves indemnification. The directors will still have the right to be fully indemnified under CCC§317(d) if they succeed on the merits in defense of any claim, or under CCC§317(e)(4) if a court determines that the director met the applicable standards of conduct.

The CCC defines the standards of conduct as requiring directors to act in good faith and, under CCC§317(b), in the best interests of the Company, or under CCC§317(c), in the best interests of the Company and its shareholders. And both CCC§204 and Article VI, Section 2(b) of the Company's Bylaws specifically prohibit indemnification of directors for "acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of duty to the Company or its shareholders."

You can decide for yourself, based on the information available to you, whether or not you believe these directors – who accepted a fiduciary duty to protect the interests of ALL shareholders – have always acted in the best interests of those of us who have a right to rely upon them. If you believe they haven't, you should vote for this resolution and prevent them from being able to use your money to pay their costs of claims unless a court decides they have a right to it.

Franklin Mutual Advisers, LLC

51 John F. Kennedy Parkway
Short Hills, NJ 07078
tel 800/760-1955

October 2, 2003

VIA email to: cfletter@sec.gov
(Original and 6 copies via overnight delivery)

Grace K. Lee, Esquire
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Farmer Bros. Co. (the "Company")
Shareholder proposal of Mutual Beacon Fund and Mutual Discovery Fund
Response to the Company's September 12, 2003 letter

Dear Ms. Lee:

I am a member of the bar of the State of California and an officer of Franklin Mutual Advisers, LLC, the adviser of Mutual Beacon Fund and Mutual Discovery Fund (together, the "Funds"), each a series of Franklin Mutual Series Fund Inc. As you are aware, the Funds are shareholders of the Company who have submitted a proposal (the "Proposal") to the Company for inclusion in the Company's proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders. Counsel for the Company has submitted a mini-treatise which mischaracterizes a straightforward exercise by shareholders of an explicit statutory right as an elaborate coercive mechanism which would force the Company to violate state law, its own charter, contractual obligations to its directors, and deceive its shareholders to boot. Implicit somewhere in Counsel's manifesto must be the notion that the statute under which the Funds have submitted the Proposal is inherently flawed, because otherwise, any attempt by shareholders to exercise their right to determine whether directors' conduct warranted Permissive Indemnification[1] would result in the havoc described in Counsel's letter.

---

[1] Permissive Indemnification is the authorization of indemnification PRIOR to a director being successful on the merits in defense of any proceeding. Mandatory Indemnification is the right to indemnification which the Company's directors have AFTER being successful on the merits in defense of any proceeding.

As summarized below, California Corporations Code §317(e) provides four ways by which a California corporation can authorize Permissive Indemnification:

a. Approval by a majority of a quorum of directors,
b. Opinion by independent legal counsel,
c. Approval of shareholders, or
d. Court order

The reality is quite different. California Corporations Code §317(e) (the "Statute") gives shareholders the non-exclusive right to determine whether directors' conduct warrants the provision of Permissive Indemnification.[2] Far from contravening the Statute, the Proposal merely implements the Statute. The Proposal does not conflict with the Company's Articles, Bylaws or anything else other than perhaps management's belief that it alone has the prerogatives described in the Statute.

Counsel purports to establish four separate bases to exclude the Proposal. I will address each point in turn.

The Proposal is Illegal

First, the Company states that the Proposal would "cause the Company to not comply with the legally authorized process of permissive indemnification and would otherwise contravene California Corporations Code Section 317, and, therefore, cannot be implemented by the Company." To put it in plain English, Counsel for the Company claims that the Proposal would be illegal. And why is it illegal?

Counsel opines that "any determination regarding the propriety of indemnification under CCC §317(e) must be made only after there is a pending or threatened claim giving rise to a claim for indemnification." [their emphasis]. However, Counsel cites no cases which even remotely support its proposition. Nor does Counsel provide any helpful quotes from treatises, nor anything from applicable legislative history, nor even suggestions as to how the public policy underlying the Statute would be advanced by such an interpretation.

If Counsel's "opinion" is true, the board would be powerless to deny indemnification to an officer caught red handed with his hands in the company till until after some prosecutor or plaintiff's lawyer got around to bringing or threatening to bring a proceeding. What principle of corporate law suggests that CCC §317 was intended to tie the hands of the board or its shareholders until after a proceeding is threatened or begun?[3]

[2] CCC §317(e) states:

Except as provided in subdivision (d), any indemnification under this section shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in subdivision (b) or (c), by any of the following:

(1) A majority vote of a quorum consisting of directors who are not parties to such proceeding.

(2) If such a quorum of directors is not obtainable, by independent legal counsel in a written opinion.

(3) Approval of the shareholders (Section 153), with the shares owned by the person to be indemnified not being entitled to vote thereon.

(4) The court in which the proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by the corporation.

[3] In fact, CCC §317(h) indicates otherwise, as it restricts the ability of the company to authorize Permissive Indemnification "... in any circumstances where it appears (1) That it would be inconsistent

Counsel's "opinion" wrongly focuses on whether a "proceeding" exists or is threatened when the determination to be made by shareholders[4] under the Statute is based upon whether the directors have met the "applicable standards of conduct", not on whether a "proceeding" exists.[5]

Counsel offers a second, and equally baseless, reason for asserting that the Proposal is illegal. Counsel accurately points out that CCC §317(e) provides four methods by which a corporation can authorize Permissive Indemnification:

(a) Approval by a majority of a quorum of directors,

(b) Opinion by independent legal counsel,

(c) Approval of shareholders, or

(d) Court order

However, Counsel states that "Nothing in CCC §313(e) [*sic*] suggests that failure to approve indemnification under one subsection would preclude indemnification under the other authorized means. Therefore, the Proposal improperly seeks to deny the ability of the Company to grant indemnification to the directors [by approval of the directors or by opinion of legal counsel]." Maybe nothing in CCC §317(e) does, but CCC §317(h) certainly does.

CCC §317(h) explicitly limits the ability of the Company to indemnify its agents (except for (i) Mandatory Indemnification where a director has been successful on the merits in defense of any proceeding, and (ii) Permissive Indemnification pursuant to a court order)

> "... in any circumstances where it appears (1) That it would be inconsistent with a provision of the articles, bylaws, **a resolution of the shareholders**, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts paid, **which prohibits or otherwise limits indemnification**."

---

with ... **a resolution of the shareholders**, or an agreement **in effect at the time of the accrual of the alleged cause of action** asserted in the proceeding in which the expenses were incurred or other amounts paid ...." [emphasis added].

[4] Or the board, independent legal counsel, or a court.

[5] Even if Counsel's interpretation is correct, not one, but several "proceedings" (defined in CCC §317(a) as "... any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative" are currently pending which, among other things, alleges that one of the directors of the Company is abusing his position as a principal of the Company to further his own self-interest, exactly the behavior described in clause (c) of the Proposal. *In the Matter of Roy E. Farmer I Children's Trust*, Case No. 8P079060, filed April 22, 2003 in Los Angeles Superior Court, and other similar petitions filed at the same time. In other words, Counsel's "opinion" is based upon a flimsy premise, which is itself undercut by facts which Counsel has failed to acknowledge.

Therefore, there is nothing improper about the Proposal's potential "to deny the ability of the Company to grant indemnification to the directors [by approval of the directors or by opinion of legal counsel]". That's the whole point of CCC §317(e)(3) and CCC §317(h)![6]

To put it most simply, contrary to Counsel's "opinion" that the Proposal "contravenes" CCC §317, the Proposal is the only feasible way for shareholders of the Company to exercise the rights granted to them by CCC §317.[7]

The Proposal Denies Directors Their Powers, Conflicts with the Company's Articles, Breaches Contracts, and Embody Vague and General Objectives

Counsel next opines that the Proposal is not a proper subject because "(a) it seeks to deny the directors of the Company the ability to determine the propriety of a director's claim for indemnification as provided by statute, and (b) it conflicts with a provision in the Articles of Incorporation that is intended to indemnify directors in excess of indemnification otherwise permitted by Section 317." The very statute which gives the directors the ability to determine the propriety of a claim for indemnification[8] also gives that same ability to the shareholders.[9] How can a shareholder determination explicitly granted to them by statute not be a proper subject for a shareholder vote? What other method would Counsel suggest as being an appropriate avenue by which shareholders could exercise their rights under CCC §317(e)(3)? If a proposal which merely presents for shareholder consideration the determination given to them under CCC §317(e)(3) is not a proper subject for a shareholder proposal, then the right afforded to shareholders by CCC §317(e)(3) would be a nullity.

Counsel's assertion that the Proposal conflicts with the Company's Articles of Incorporation is also patently incorrect. As Counsel concedes, the Articles do no more than allow indemnification to the fullest extent permissible under California law. And that law provides that shareholders can determine whether directors are eligible for Permissive Indemnification. Therefore, the Proposal, as an exercise in what California law allows shareholders, does not conflict with the Company's Articles.[10]

---

[6] As to Counsel's complaints that the Proposal would take away directors' rights to Mandatory Indemnification or Permissive Indemnification pursuant to a court order and would therefore be illegal, the Proposal's Supporting Statement clearly states that directors would still have those two avenues to indemnification even if shareholders approved the Proposal.

[7] The staff should note that the cases referred to in Counsel's letter all relate to purported attempts to limit Mandatory Indemnification (*i.e.*, indemnification after a successful defense on the merits). In contrast, the Proposal only purports to exercise the explicit statutory right afforded to shareholders by CCC §317(e)(3) to make a Permissive Indemnification determination and does nothing to limit the directors' ability to obtain Mandatory Indemnification or Permissive Indemnification upon a favorable court ruling.

[8] CCC §317(e)(1)

[9] CCC §317(e)(3)

[10] Counsel also throws in the notion that the Proposal somehow acts improperly on a retroactive basis. How this assertion squares with Counsel's argument that the Proposal is also premature is beyond explanation. If, as Counsel argues, the Proposal cannot be considered until some future date when a

Although not a part of Counsel's formal opinion, Counsel also asserts that the Proposal would result in a breach of the contract by the Company to indemnify its directors. Although an actual contract between the Company and directors is not referred to by Counsel and one may question whether one exists at all,[11] Counsel's assertion that the Proposal "makes no provision for mandatory indemnification when a director has successfully defended himself or herself" and "... the Proposal on its face purports to nullify the right of a director to bring a legal action to determine his or her right to indemnification ...." is ingenuous, misguided or delusional. The Proposal has no effect on the ability of directors to obtain indemnification upon successful defense on the merits, or to seek judicial approval of Permissive Indemnification. The Supporting Statement says so in plain English.[12] If the Proposal is passed, directors' rights under Article VI of the Bylaws for mandatory indemnification and the right to bring legal action (with the Company bearing the burden of proof that indemnification is not proper) remain unchanged. Therefore, there is not even the palest argument that the Proposal constitutes a breach of whatever Counsel insists is equivalent to a contract.

Contrary to Counsel's assertions that the Proposal is vague and would require the Company to make determinations under objectives which are too general, the determination of whether any proceedings against directors would come under the ambit of the Proposal would be fairly straightforward. If the allegations track the language in (a), (b) or (c) of the proposed Resolution, the directors would not be eligible for Permissive Indemnification prior to their obtaining the judicial approval described in CCC §317(e)(4).[13] Of course, the directors' right to mandatory indemnification under CCC §317(d) would remain unchanged.

The Proposal is False and Misleading

Contrary to Counsel's assertion, the Proposal does not contain an unsupported assertion of fact. Counsel loses sight of the fact that the Proposal is merely a Resolution which shareholders can either accept or reject. The Resolution does not purport to assert a fact – it offers an assertion with which shareholders can either agree or disagree. A resolution could be submitted that states that the "The Moon is made of green cheese" or that "Law firms charge way too much money for inane opinions". It would be of no moment that neither of the statements contained in the resolution is necessarily true – shareholders would simply be free to accept or reject the resolutions.

---

proceeding is threatened or instituted, wouldn't the retroactive impact be even greater at that point? Counsel can't have it both ways.

11 Counsel makes a cryptic reference that the contract in question "derives from the Bylaws".

12 The Supporting Statement says "Adopting this resolution will not be unfair to any director who can establish that he actually deserves indemnification. The directors will still have the right to be fully indemnified under CCC §317(d) if they succeed on the merits in defense of any claim, or under CCC §317(e)(4) if a court determines that the director met the applicable standards of conduct."

13 For example, the actions pending against one director referred to in footnote 5 above would, to the extent that it relates to conduct since July 2002, be covered by the Proposal, and that director would not be able to vote any shares for or against the Proposal.

As for the assertions that each of the statements in the Supporting Statement is false and misleading, we respectfully disagree. Most of the assertions that the statements are false arise from Counsel's distorted or inaccurate interpretations of their meaning. As Counsel states,

> "All of these misstatements result from Proponent's failure to comprehend the fact that the Proposal cannot change the rules governing indemnification as provided by Section 317 of the California Corporations Code, the Articles of Incorporation and Bylaws and, therefore, the Proposal cannot achieve its intended result. Accordingly, the Proponents' statements concerning the effect of the Proposal are false and misleading."

The Proposal DOES NOT purport to change any of the rules governing indemnification, and in fact, merely seeks to allow shareholders of the Company to exercise one of the rights which those very rules provide to them. If the staff agrees that any of the statements are factually inaccurate, we would be happy to clarify, correct or modify them to eliminate such inaccuracy.

If you have any questions or require any other information, please do not hesitate to contact me via telephone (973.912.2152), fax (973.912.0646) or email (bradt@msfi.com).

Yours truly,

Bradley Takahashi

cc: Joseph J. Giunta (vie email (jgiunta@skadden.com)

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October 15, 2003

VIA HAND DELIVERY

Grace K. Lee, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Farmer Bros. Co.
Shareholder Proposal of Franklin Mutual Advisers, LLC
Response to Franklin Mutual October 2, 2003 Letter

Dear Ms. Lee:

We are counsel to Farmer Bros. Co., a California corporation (the "Company"). On September 12, 2003 we notified you of the intention of the Company to exclude a shareholder proposal concerning indemnification of directors (the "Proposal") and a supporting statement (the "Supporting Statement") from Franklin Mutual Advisers, LLC on behalf of its advisory clients Mutual Beacon Fund and Mutual Discovery Fund, each a series of Franklin Mutual Series Fund Inc. (collectively the "Proponent") in connection with Company's 2003 Annual Meeting of Shareholders (the "2003 Shareholders Meeting"). In our letter to you of September 12, 2003 (the "Request Letter") we requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Proposal and Supporting Statement from its proxy statement and form of proxy for the 2003 Shareholders Meeting (collectively, the "2003 Proxy Materials").

On October 2, 2003, we received by electronic mail a copy of a letter from the Proponent to the Staff dated October 2, 2003 (the "Shareholder Response"). We are of the opinion that the Proponent has misunderstood, mischaracterized or simply ignored the arguments that we presented in the Request Letter. We therefore continue to believe that the Company may exclude the Proposal from the 2003 Proxy Materials for each of the reasons given in the Request Letter, but we feel compelled to bring to the Staff's attention in this letter some of the false or misleading arguments presented in the Shareholder Response.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter. As required by Rule 14a-8(j), a copy of this letter is being mailed on this date to the Proponent.

1. **Indemnification Requires a Pending or Threatened Action.**

The Proponent in the Shareholder Response argues that shareholders may deny a director, indemnification pursuant to California Corporations Code ("CCC") Section 317(e)(3) without a pending or threatened claim against such director. This argument is clearly false based on the plain meaning of CCC Section 317. Both CCC Section 317(b) and CCC Section 317(c) provide that the corporation "shall have the power to indemnify any person who was or is a party to any **proceeding** [emphasis added] . . ." CCC Section 317(a) defines a "proceeding" as "any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative." CCC Section 317(e) provides four different methods by which a corporation may obtain the requisite authorization for it to make an indemnification payment to a person entitled to indemnity under the statute. See Marsh's California Corporation Law, Section 11.22(D) (hereinafter "Marsh"). ***It is obvious from the plain meaning of the statute that a director must be a party to a "proceeding" before a corporation acting under CCC Section 317(e) can determine whether the applicable standard of conduct has been satisfied*** under CCC Section 317(a) or 317(b), as applicable.

2. **CCC Section 317(h) Provides That a Shareholder Resolution May Limit the Right to Indemnification.**

The Proponent cites CCC Section 317(h)(1) in the Shareholder Response as support for the proposition that shareholders have the right to limit the right of the Company to indemnify its directors. CCC Section 317(h)(1) provides that:

"No indemnification or advance shall be made under this Section. . ., in any circumstance where it appears:

> (1) That it would be inconsistent with a provision of the articles, bylaws, a resolution of the shareholders, or an agreement **in effect at the time of the accrual of the alleged cause of action** [emphasis added] asserted in the **proceeding** [emphasis added] in which the expenses were incurred or other amounts paid, which prohibits or otherwise limits its indemnification.

The Proposal seeks to deny indemnification for conduct of the directors of the Company from July 2002 until the date of the Proposal (i.e., on a retroactive basis). However, ***no cause of action exists in any proceeding*** prior to the date of the Proposal; therefore Section 317(h) is inapposite as it only applies where indemnification is sought in a proceeding and for actions brought after the resolution limiting indemnification. This is entirely consistent with common sense as it would be highly prejudicial for a director with rights to indemnification to be denied those rights retroactively. While a shareholder resolution enacted under 317(h) could limit a director's right to indemnification for actions taken by the directors after the date of the resolution, if the proposed resolution is sought to be enacted under CCC Section 317(h), then such resolution would be subject to a vote of all shareholders, not a limited group of shareholders. For this reason, we did not address CCC Section 317(h) in our Request Letter because the Proponent explicitly brought the Proposal under CCC Section 317(e)(3) so that it could exclude the vote of shares held by affected directors.

3. The Proposal Denies the Directors their Powers

The Proponent in the response letter argues that CCC 317(e)(3) is intended to allow the shareholders to void all of the existing indemnity protections provided by the Company's articles of incorporation, bylaws and under California law and afforded to directors except where a director is successful on the merits. Contrary to proponent's assertion in the Response Letter, the Company's bylaws explicitly say in Article VI, Section 10 that the indemnification protections granted by the bylaws "shall be a binding contract between the Company and each Indemnitee. . . ." As stated above by Marsh, CCC Section 317(e) provides four different methods by which a corporation may obtain the requisite authorization for it to make an indemnification payment to a person entitled to indemnity under the statute. It would appear that the intention of the statute is to provide the directors, as managers of the corporation, with a choice as to whether or not they wish to pursue authorization to make an indemnification payment by a vote of the shareholders or by other means such as a vote of disinterested directors, a legal opinion, or by a court. The directors have not sought such authorization from the shareholders as there is no cause of action pending against the named directors in their capacities as such[1] and, therefore, the Proposal, if brought under CCC 317(e)(3), would not be a proper subject for the shareholders under California law.

If you have any questions or require any other information, please do not hesitate to contact me by telephone at 213-687-5040 or by email at jgiunta@skadden.com. Thank you for your consideration.

Respectfully submitted,

Joseph J. Giunta

JJG:C

1 Proponent's assertion that a proceeding is pending is absurd given that the court action referred to has no relevance to any of the named individuals in the resolution save one, and with respect to that director, only in his capacity as a trustee, not as a director. Moreover, he has not sought indemnification from the Company for anything in connection with that proceeding.

Franklin Mutual Advisers, LLC

51 John F. Kennedy Parkway
Short Hills, NJ 07078
tel 800/760-1955

October 28, 2003

VIA email to: cfletters@sec.gov

and FAX to 202.942.9525
(Original and 6 copies via overnight delivery)

Grace K. Lee, Esquire
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Farmer Bros. Co. (the "Company")
Shareholder proposal (the "Proposal") of Franklin Mutual Advisers, LLC
Response to the Company's October 15, 2003 letter

Dear Ms. Lee:

You've suggested that it might be helpful to the staff's determination of whether the Proposal should be included in the Company's proxy materials if the Proponents[1] would submit an opinion of counsel in response to the Company's submission of counsel's opinion. I am a member of the bar of the State of California and I am prepared to opine to the best of my ability on matters which I believe pertain to your determination. But before I do, I'd like to frame the Proposal within a real world context and put the appropriate perspective on just what the essential issues are. Prior submissions from the Company and from Proponents have referred to and identified all the relevant (and each side would argue, some of the irrelevant portions of the California Corporations Code ("CCC")) and no purpose would be served by rehashing chapter and verse here.

Instead, let's consider how permissive indemnification typically works. Assume that the local newspaper headlines an investigative report in which a disgruntled former employee of California corporation X alleges that, more than a year ago, three members of senior management committed a number of accounting irregularities. None of the irregularities, the article explains, amounted to an outright fraud. Instead, the irregularities reflected choices in judgment which, in retrospect, appear highly questionable.

The named individuals respond in a number of ways. One immediately retains the best lawyer she can find. Another goes straight to the CEO of Company X, demanding that

[1] The Proponents are Mutual Beacon Fund and Mutual Discovery Fund, mutual funds advised by Franklin Mutual Advisers, LLC.

the company indemnify him for his future expenses incurred to clear his name. The third does nothing, taking comfort in the belief that he has done everything in accordance with GAAP. Stung by the negative publicity, Company X immediately conducts an internal investigation which concludes that there was no wrongdoing on the part of the first two individuals.

Given these facts, is there any doubt that Company X would readily agree to indemnify the person demanding indemnification?[2] Would anyone argue that there is no threatened action or proceeding at this juncture and therefore Company X would be prohibited from making a determination that the employee's conduct qualified for Permissive Indemnification?[3]

As for the person who already hired a lawyer, would any one argue that Company X couldn't determine that she qualified for Permissive Indemnification as well, even though she hadn't asked for any reimbursement yet?[4]

As for the third person who believed himself blameless, let's assume that Company X's internal investigation revealed that this individual's sense of innocence was entirely due to sheer incompetence and an utter lack of any reasonable sense of judgment. Company X's investigation in fact concludes that this individual had acted in an unreasonably reckless manner. Would any one argue that Company X could not make a determination that this employee's conduct fell below the standard of care described in CCC §317(b) or (c) and was thus ineligible for Permissive Indemnification? Would any one seriously suggest that a decision by Company X to deny Permissive Indemnification under these circumstances would constitute a breach of contract to the employee, or that such denial, being retroactive was therefore improper?[5]

CCC §317's recitation of how and when a corporation can authorize Permissive Indemnification is fairly straightforward and provides the basis for each of the common sense reactions that one would have to the hypothetical but typical scenario described above. As previously cited, CCC §317(e) provides the authority for Company X to determine whether each of the three individuals's conduct met the standards of CCC

---

[2] CCC §317(b) and (c) set forth the standards of conduct which a person must meet before a corporation may authorize Permissive Indemnification (*i.e.*, indemnification prior to the person seeking indemnification having successfully defended himself on the merits in any proceeding). The standard of conduct is articulated as acting

> "in good faith and in a manner the person reasonably believed to be in the best interest of the corporation" or depending on the type of proceeding, "in good faith and in a manner the person reasonably believed to be in the best interest of the corporation and its shareholders."

[3] CCC § 317(a) defines a "proceeding" as "any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative."

[4] Nothing in the CCC suggests that an employee must ask a company for indemnification before a company can make the determination whether an employee's conduct qualifies for permissive indemnification.

[5] Any authorization or denial of authorization for Permissive Indemnification will be, by its very nature, retroactive in effect. No law permits authorization and no bylaws create an obligation for a corporation to have to indemnify its agents for any and all future conduct.

§317(b) and (c) and allow or disallow Permissive Indemnification. There is no condition that a "case" must have commenced before the company can make such determination. There only has to be a "proceeding" which is defined very broadly to include any "threatened" action or proceeding. The CCC does not define the term "threatened", but nothing in the statute implies that the term should be read narrowly. In fact, as the hypothetical above makes clear, if the intent of Permissive Indemnification is to provide aid to agents of a company who have acted faithfully in the best interests of the company and its shareholders, and provide that aid when they most need it, one would expect the term "threatened" to be read very broadly, and in practice, it is.

By its very nature, the determination of whether an action or proceeding is "threatened" is subjective. Yet, would any one argue that the executive in the hypothetical who hired a lawyer did not reasonably believe herself "threatened" with a potential action and would have a reasonable expectation that her legal expenses would be paid by the company? And would Company X or any other company in similar circumstances refuse to authorize Permissive Indemnification for that individual on the grounds that there was no actual or threatened proceeding?

The bylaws of Farmer Bros Co. itself indicate how broadly it interprets the term "threatened".[6] With respect to the Company, where its shareholders have pointedly and publicly suggested that the Company appears to have violated federal securities laws and directors may have breached their duty to non-controlling shareholders, and actual litigation is pending in which one of the directors is alleged to have abused, among other things, his role as Chairman of the Company, is there any doubt that the Company would authorize a request for Permissive Indemnity rather than deny on the grounds that there was no actual or threatened proceeding?

Under CCC §317(e), each of the three decision points in the hypothetical can be determined by disinterested directors, independent legal counsel, disinterested shareholders, or by a court. All the Proposal does is afford the Company's disinterested shareholders their opportunity to make the determination that CCC §317(e) explicitly gives them. Nothing more. Nothing less.

Company's Counsel raises a hue and cry that such an action by the shareholders conflicts with the Company's bylaws, articles, and CCC §317 itself. I respectfully disagree. Article VI, Section 2 of the Company's bylaws explicitly exclude the right to indemnification, among other things, for acts or omissions that

> (b)(iv) ... involve intentional misconduct or a knowing and culpable violation of law;

---

[6] Article VI (d) defines "proceeding" as

> (i) any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, investigative or other, or (ii) any inquiry, hearing, or investigation, whether conducted by the Company or any other party, **that Indemnitee in good faith believes might lead to the institution of any such action, suit or proceeding**. [emphasis added]

(b)(v) … the Indemnitee believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the Indemnitee;

(b)(vii) … show a reckless disregard for the Indemnitee's duty to the Company or its shareholders in circumstances in which the Indemnitee was aware, or should have been aware, in the ordinary course of performing the Indemnitee's duties, of a risk of serious injury to the Company or its shareholders;

b(viii) … constitute an unexcused pattern of inattention that amounts to an abdication of duty to the Company or its shareholders.

The Proposal merely provides the Company's disinterested shareholders with the opportunity to exercise the power given to them by CCC §317(e) and the Company's own bylaws to make the determination whether or not the directors' conduct met the standards articulated therein. Nor does the Proposal contravene the Company's Articles, which Company's counsel concedes do no more than allow indemnification to the fullest extent permissible under California law. As stated before, the Proposal only implements what California law grants to shareholders. Consequently, it is my opinion that the Proposal does not contravene the Company's bylaws, articles, or CCC §317.

All the myriad issues of state law which Company's Counsel raises obscure the central question to be determined. The law is clear that shareholders have a right to make the determination necessary for authorization of Permissive Indemnification. Company's Counsel claims that the consequences of the Proposal being approved would be illegal. Overlooked is the fact that the Company would suffer no prejudice as compared to the disinterested shareholders if the Proposal is included in its proxy materials because the Company would be free to seek clarification from a state court if and when the Proposal is approved by disinterested shareholders of the Company. If the Company's Counsel is right regarding the impact of the Proposal, a state court would be the appropriate venue to confirm that. On the other hand, if the Proposal is excluded from the Company's proxy materials, disinterested shareholders would be denied an explicit statutory right and disenfranchised in a way that would be irreversible[7].

[7] If a shareholders' meeting is deemed not to be the proper forum for an exercise of the CCC §317(e) right, there appearing to be no other practical alternative for shareholders to exercise such right, CCC §317(e) would be, in effect, a nullity.

The issue before the staff is very simple. Is a shareholders' meeting the proper forum for shareholders to have the opportunity which CCC §317(e) explicitly gives them to make the determination under the Company's bylaws and CCC §317(b) and (c) whether or not the directors' conduct met the standards for Permissive Indemnification?

If you have any questions or require any other information, please do not hesitate to contact me via telephone (973.912.2152), fax (973.912.0646) or email at (bradt@msfi.com).

Yours truly,

Bradley Takahashi

cc: jgiunta@skadden.com

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

300 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071-3144

TEL: (213) 687-5000

FAX: (213) 687-5600

http://www.skadden.com

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November 4, 2003

078790/0001

VIA HAND DELIVERY

Grace K. Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Farmer Bros. Co.
Shareholder Proposal of Franklin Mutual Advisers, LLC
Response to Franklin Mutual October 28, 2003 Letter

Dear Ms. Lee:

We represent Farmer Bros. Co., a California corporation (the "Company"). This letter responds to the letter addressed to your office from Franklin Mutual Advisers, LLC ("Franklin") dated October 28, 2003, a copy of which is attached hereto at Tab A.

First, contrary to Franklin's characterization, the letter submitted on its behalf on October 28th falls far short of being an actual legal opinion. **Rather than setting forth the applicable law in California pertaining to permissive indemnification, Franklin's letter is little more than a barrage of hypothetical situations** and rhetorical questions that does not, as claimed, depict a "real world context," and in fact serves to underscore its basic lack of understanding of this issue. More importantly, the hypotheticals and the questions posed by Franklin have absolutely no relationship to any issue involving the Company. Franklin's fictional account simply has no basis in California law, and should not be taken into account in your decision making process.

Second, **Franklin's letter fails to address the points we made in our letter to you dated October 15, 2003**, a copy of which is attached hereto at Tab B. The October 15, 2003 letter established that Franklin's Shareholder Proposal ("Proposal") is not applicable to any of the directors of the Company. The Proposal makes a final determination that the listed directors may not be indemnified for "any threatened, pending or completed action or proceeding." The Proposal is meaningless because none of the directors is currently facing a threatened, pending or completed action or proceeding.

The October 15th letter also established that **while shareholders may limit the indemnification of directors under California Corporations Code ("CCC") Section 317(h), a resolution under that section cannot be imposed retroactively** without interfering with the directors' contractual relationship with the Company.[1] CCC Section 317 is attached hereto at Tab C. The directors accepted their positions at the Company with the understanding that the Company's Bylaws and Articles would govern their right to indemnification. Retroactively changing this understanding would constitute a breach of contract. It is only on a forward-looking basis that these rights can be affected without breaching the directors' contractual relationship with the Company.

---

1 As we indicated in our October 15th letter, CCC 317(h) is clear on its face: it cannot be applied retroactively. CCC 317(h) provides that:

"No indemnification or advance shall be made under this Section . . ., in any circumstance where it appears:

> (1) That it would be inconsistent with a provision of the articles, bylaws, a resolution of the shareholders, or an agreement **in effect at the time of the accrual of the alleged cause of action** [emphasis added] asserted in the **proceeding** [emphasis added] in which the expenses were incurred or other amounts paid, which prohibits or otherwise limits its indemnification.

Since the Proposal refers to acts occurring prior to the date of the Proposal, a resolution under CCC Section 317(h), which would require the vote of a majority of all shareholders and not a limited group of shareholders, could not be brought to limit indemnification for such acts.

Contracts of indemnity are interpreted as any other contract. Continental Heller Corp. v. Amtech Mechanical Svcs., Inc, 53 Cal. App. 4th 500, 504 (1997) (attached at Tab D). At the time the Company's directors accepted their positions and thereby agreed to abide by the Bylaws and Articles of the Company, those documents provided for indemnification to the fullest extent permitted under CCC Section 317. The shareholders' limitation of indemnity under CCC Section 317 is a change that may only affect directors in the future, it may not apply retroactively without constituting a breach. See Wilshire-Doheny Assoc. v. Shapiro, 83 Cal. App. 4th 1380, 1397 (2000) (noting that if the directors' could show they were entitled to indemnification under CCC Section 317, they would also be entitled under the Articles of Incorporation which were "virtually identical to those of § 317.") (attached at Tab E); see also Branson v. Sun-Diamond Growers of Cal., 24 Cal. App. 4th 327 (1994) (holding that even if a director is denied indemnification under CCC Section 317, that does not preclude the director from suing the corporation for breach of contract under a contract establishing indemnity) (attached at Tab F).

While shareholder approval of indemnification is one of the permissive means for indemnification to be granted, that determination, if requested, must be done after the facts have been developed and according to law and not in the conclusory fashion Franklin has set forth. California's indemnification statute states **that "indemnification . . . shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct . . . ." CCC Section 317(e).** Franklin's Proposal eliminates the case-by-case determination of indemnification. Under Franklin's Proposal, the indemnification determination is decided for "any threatened, pending, or completed action or proceeding" without identifying (1) a specific case, or (2) whether it is proper in the circumstances. Franklin's Proposal merely sets forth an assertion} that the directors are presumed to have acted in an improper fashion without regard to the specific case, the circumstances, or, most notably, the facts. As a result, the Proposal directly contravenes CCC Section 317.

Contrary to Franklin's hypothetical, the typical method of indemnifying a director for alleged misconduct is for the corporation to agree to advance expenses prior to a determination as to whether the applicable standard has been met, which almost always would occur after all the facts and circumstances surrounding the alleged activities had been determined. Such an agreement would include a commitment to repay those expenses if indemnification is not authorized by any one of the permissive means under CCC Section 317.

When deciding this issue, we respectfully request that you **consider the important public policy behind CCC Section 317 and other indemnification statutes. Indemnification statutes encourage qualified and well-meaning people**

to serve as officers and directors of corporations because they are protected against the financial risk of defending against unfounded charges. Friedman Cal. Practice Guide: Corporations § 6:440 (Rutter, 1990); Brusso v. Running Springs Country Club, Inc., 228 Cal. App. 3d 92, 103-104 (1991) (attached at Tab G); see also, Wilshire-Doheny Assoc. v. Shapiro, 83 Cal. App. 4th 1380, 1389 (2000) ("indemnification encourages capable persons to perform their duties, secure in the knowledge that expenses incurred by them despite their honesty and integrity will be borne by the corporation") (attached at Tab E). Indemnification provisions also discourage frivolous suits by dissident shareholders since those sued will be motivated to defend vigorously. Friedman, *supra*.

Franklin's Proposal removes the protection of indemnification without regard to the specific facts of a situation and without regard to whether the directors met the applicable standard, i.e., good faith. The Proposal (a) thwarts the important public policy underpinning CCC Section 317, and (b) will have the deleterious effect of discouraging qualified people from serving on the Board of Directors of the Company or accepting positions as officers of the Company. Franklin's attempt to bolster the Proposal by suggesting that the Company could seek redress in court in the event the Proposal is passed puts the cart before the horse. Since the Proposal does not comport with CCC Section 317, it is invalid and the Company should not be burdened by the expense and time associated with a court challenge of a proposal that should not have been presented to its shareholders in the first instance.

If you have any questions or require any other information, please do not hesitate to contact me by telephone at (213) 687-5040 or by email at jgiunta@skadden.com. Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter. As required by Rule 14a-8(j), a copy of this letter is being mailed on this date to Franklin. Thank you for your consideration.

Respectfully submitted,

Joseph J. Giunta

Attachments
cc: Mr. Bradley Takahashi (Franklin Mutual Advisors, LLC) (w/attachments)
Mr. John Simmons (w/attachments)

(A)

Franklin Mutual Advisers, LLC

51 John F. Kennedy Parkway
Short Hills, NJ 07078
tel 800/760-1955

October 28, 2003

VIA email to: cfletters@sec.gov

and FAX to 202.942.9525
(Original and 6 copies via overnight delivery)

Grace K. Lee, Esquire
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Farmer Bros. Co. (the "Company")
Shareholder proposal (the "Proposal") of Franklin Mutual Advisers, LLC
Response to the Company's October 15, 2003 letter

Dear Ms. Lee:

You've suggested that it might be helpful to the staff's determination of whether the Proposal should be included in the Company's proxy materials if the Proponents[1] would submit an opinion of counsel in response to the Company's submission of counsel's opinion. I am a member of the bar of the State of California and I am prepared to opine to the best of my ability on matters which I believe pertain to your determination. But before I do, I'd like to frame the Proposal within a real world context and put the appropriate perspective on just what the essential issues are. Prior submissions from the Company and from Proponents have referred to and identified all the relevant (and each side would argue, some of the irrelevant portions of the California Corporations Code ("CCC")) and no purpose would be served by rehashing chapter and verse here.

Instead, let's consider how permissive indemnification typically works. Assume that the local newspaper headlines an investigative report in which a disgruntled former employee of California corporation X alleges that, more than a year ago, three members of senior management committed a number of accounting irregularities. None of the irregularities, the article explains, amounted to an outright fraud. Instead, the irregularities reflected choices in judgment which, in retrospect, appear highly questionable.

The named individuals respond in a number of ways. One immediately retains the best lawyer she can find. Another goes straight to the CEO of Company X, demanding that

[1] The Proponents are Mutual Beacon Fund and Mutual Discovery Fund, mutual funds advised by Franklin Mutual Advisers, LLC.

the company indemnify him for his future expenses incurred to clear his name. The third does nothing, taking comfort in the belief that he has done everything in accordance with GAAP. Stung by the negative publicity, Company X immediately conducts an internal investigation which concludes that there was no wrongdoing on the part of the first two individuals.

Given these facts, is there any doubt that Company X would readily agree to indemnify the person demanding indemnification?[2] Would anyone argue that there is no threatened action or proceeding at this juncture and therefore Company X would be prohibited from making a determination that the employee's conduct qualified for Permissive Indemnification?[3]

As for the person who already hired a lawyer, would any one argue that Company X couldn't determine that she qualified for Permissive Indemnification as well, even though she hadn't asked for any reimbursement yet?[4]

As for the third person who believed himself blameless, let's assume that Company X's internal investigation revealed that this individual's sense of innocence was entirely due to sheer incompetence and an utter lack of any reasonable sense of judgment. Company X's investigation in fact concludes that this individual had acted in an unreasonably reckless manner. Would any one argue that Company X could not make a determination that this employee's conduct fell below the standard of care described in CCC §317(b) or (c) and was thus ineligible for Permissive Indemnification? Would any one seriously suggest that a decision by Company X to deny Permissive Indemnification under these circumstances would constitute a breach of contract to the employee, or that such denial, being retroactive was therefore improper?[5]

CCC §317's recitation of how and when a corporation can authorize Permissive Indemnification is fairly straightforward and provides the basis for each of the common sense reactions that one would have to the hypothetical but typical scenario described above. As previously cited, CCC §317(e) provides the authority for Company X to determine whether each of the three individuals's conduct met the standards of CCC

---

[2] CCC §317(b) and (c) set forth the standards of conduct which a person must meet before a corporation may authorize Permissive Indemnification (*i.e.*, indemnification prior to the person seeking indemnification having successfully defended himself on the merits in any proceeding). The standard of conduct is articulated as acting

> "in good faith and in a manner the person reasonably believed to be in the best interest of the corporation" or depending on the type of proceeding, "in good faith and in a manner the person reasonably believed to be in the best interest of the corporation and its shareholders."

[3] CCC § 317(a) defines a "proceeding" as "any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative."

[4] Nothing in the CCC suggests that an employee must ask a company for indemnification before a company can make the determination whether an employee's conduct qualifies for permissive indemnification.

[5] Any authorization or denial of authorization for Permissive Indemnification will be, by its very nature, retroactive in effect. No law permits authorization and no bylaws create an obligation for a corporation to have to indemnify its agents for any and all future conduct.

§317(b) and (c) and allow or disallow Permissive Indemnification. There is no condition that a "case" must have commenced before the company can make such determination. There only has to be a "proceeding" which is defined very broadly to include any "threatened" action or proceeding. The CCC does not define the term "threatened", but nothing in the statute implies that the term should be read narrowly. In fact, as the hypothetical above makes clear, if the intent of Permissive Indemnification is to provide aid to agents of a company who have acted faithfully in the best interests of the company and its shareholders, and provide that aid when they most need it, one would expect the term "threatened" to be read very broadly, and in practice, it is.

By its very nature, the determination of whether an action or proceeding is "threatened" is subjective. Yet, would any one argue that the executive in the hypothetical who hired a lawyer did not reasonably believe herself "threatened" with a potential action and would have a reasonable expectation that her legal expenses would be paid by the company? And would Company X or any other company in similar circumstances refuse to authorize Permissive Indemnification for that individual on the grounds that there was no actual or threatened proceeding?

The bylaws of Farmer Bros Co. itself indicate how broadly it interprets the term "threatened".[6] With respect to the Company, where its shareholders have pointedly and publicly suggested that the Company appears to have violated federal securities laws and directors may have breached their duty to non-controlling shareholders, and actual litigation is pending in which one of the directors is alleged to have abused, among other things, his role as Chairman of the Company, is there any doubt that the Company would authorize a request for Permissive Indemnity rather than deny on the grounds that there was no actual or threatened proceeding?

Under CCC §317(e), each of the three decision points in the hypothetical can be determined by disinterested directors, independent legal counsel, disinterested shareholders, or by a court. All the Proposal does is afford the Company's disinterested shareholders their opportunity to make the determination that CCC §317(e) explicitly gives them. Nothing more. Nothing less.

Company's Counsel raises a hue and cry that such an action by the shareholders conflicts with the Company's bylaws, articles, and CCC §317 itself. I respectfully disagree. Article VI, Section 2 of the Company's bylaws explicitly exclude the right to indemnification, among other things, for acts or omissions that

> (b)(iv) … involve intentional misconduct or a knowing and culpable violation of law;

---

[6] Article VI (d) defines "proceeding" as

> (i) any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, investigative or other, or (ii) any inquiry, hearing, or investigation, whether conducted by the Company or any other party, **that Indemnitee in good faith believes might lead to the institution of any such action, suit or proceeding**. [emphasis added]

> (b)(v) … the Indemnitee believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the Indemnitee;
>
> (b)(vii) … show a reckless disregard for the Indemnitee's duty to the Company or its shareholders in circumstances in which the Indemnitee was aware, or should have been aware, in the ordinary course of performing the Indemnitee's duties, of a risk of serious injury to the Company or its shareholders;
>
> b(viii) … constitute an unexcused pattern of inattention that amounts to an abdication of duty to the Company or its shareholders.

The Proposal merely provides the Company's disinterested shareholders with the opportunity to exercise the power given to them by CCC §317(e) and the Company's own bylaws to make the determination whether or not the directors' conduct met the standards articulated therein. Nor does the Proposal contravene the Company's Articles, which Company's counsel concedes do no more than allow indemnification to the fullest extent permissible under California law. As stated before, the Proposal only implements what California law grants to shareholders. Consequently, it is my opinion that the Proposal does not contravene the Company's bylaws, articles, or CCC §317.

All the myriad issues of state law which Company's Counsel raises obscure the central question to be determined. The law is clear that shareholders have a right to make the determination necessary for authorization of Permissive Indemnification. Company's Counsel claims that the consequences of the Proposal being approved would be illegal. Overlooked is the fact that the Company would suffer no prejudice as compared to the disinterested shareholders if the Proposal is included in its proxy materials because the Company would be free to seek clarification from a state court if and when the Proposal is approved by disinterested shareholders of the Company. If the Company's Counsel is right regarding the impact of the Proposal, a state court would be the appropriate venue to confirm that. On the other hand, if the Proposal is excluded from the Company's proxy materials, disinterested shareholders would be denied an explicit statutory right and disenfranchised in a way that would be irreversible[7].

[7] If a shareholders' meeting is deemed not to be the proper forum for an exercise of the CCC §317(e) right, there appearing to be no other practical alternative for shareholders to exercise such right, CCC §317(e) would be, in effect, a nullity.

The issue before the staff is very simple. Is a shareholders' meeting the proper forum for shareholders to have the opportunity which CCC §317(e) explicitly gives them to make the determination under the Company's bylaws and CCC §317(b) and (c) whether or not the directors' conduct met the standards for Permissive Indemnification?

If you have any questions or require any other information, please do not hesitate to contact me via telephone (973.912.2152), fax (973.912.0646) or email at (bradt@msfi.com).

Yours truly,

Bradley Takahashi

cc: jgiunta@skadden.com

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144

(213) 687-5000
FAX: (213) 687-5600
http://www.skadden.com

DIRECT DIAL
(213) 687-5040
DIRECT FAX
(213) 621-5040
E-MAIL ADDRESS
JGIUNTA@SKADDEN.COM

FIRM/AFFILIATE OFFICES
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B

October 15, 2003

VIA HAND DELIVERY

Grace K. Lee, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Farmer Bros. Co.
Shareholder Proposal of Franklin Mutual Advisers, LLC
Response to Franklin Mutual October 2, 2003 Letter

Dear Ms. Lee:

We are counsel to Farmer Bros. Co., a California corporation (the "Company"). On September 12, 2003 we notified you of the intention of the Company to exclude a shareholder proposal concerning indemnification of directors (the "Proposal") and a supporting statement (the "Supporting Statement") from Franklin Mutual Advisers, LLC on behalf of its advisory clients Mutual Beacon Fund and Mutual Discovery Fund, each a series of Franklin Mutual Series Fund Inc. (collectively the "Proponent") in connection with Company's 2003 Annual Meeting of Shareholders (the "2003 Shareholders Meeting"). In our letter to you of September 12, 2003 (the "Request Letter") we requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Proposal and Supporting Statement from its proxy statement and form of proxy for the 2003 Shareholders Meeting (collectively, the "2003 Proxy Materials").

On October 2, 2003, we received by electronic mail a copy of a letter from the Proponent to the Staff dated October 2, 2003 (the "Shareholder Response"). We are of the opinion that the Proponent has misunderstood, mischaracterized or simply ignored the arguments that we presented in the Request Letter. We therefore continue to believe that the Company may exclude the Proposal from the 2003 Proxy Materials for each of the reasons given in the Request Letter, but we feel compelled to bring to the Staff's attention in this letter some of the false or misleading arguments presented in the Shareholder Response.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter. As required by Rule 14a-8(j), a copy of this letter is being mailed on this date to the Proponent.

1. **Indemnification Requires a Pending or Threatened Action.**

The Proponent in the Shareholder Response argues that shareholders may deny a director, indemnification pursuant to California Corporations Code ("CCC") Section 317(e)(3) without a pending or threatened claim against such director. This argument is clearly false based on the plain meaning of CCC Section 317. Both CCC Section 317(b) and CCC Section 317(c) provide that the corporation "shall have the power to indemnify any person who was or is a party to any **proceeding** [emphasis added] . . ." CCC Section 317(a) defines a "proceeding" as "any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative." CCC Section 317(e) provides four different methods by which a corporation may obtain the requisite authorization for it to make an indemnification payment to a person entitled to indemnity under the statute. See Marsh's California Corporation Law, Section 11.22(D) (hereinafter "Marsh"). ***It is obvious from the plain meaning of the statute that a director must be a party to a "proceeding" before a corporation acting under CCC Section 317(e) can determine whether the applicable standard of conduct has been satisfied*** under CCC Section 317(a) or 317(b), as applicable.

2. **CCC Section 317(h) Provides That a Shareholder Resolution May Limit the Right to Indemnification.**

The Proponent cites CCC Section 317(h)(1) in the Shareholder Response as support for the proposition that shareholders have the right to limit the right of the Company to indemnify its directors. CCC Section 317(h)(1) provides that:

"No indemnification or advance shall be made under this Section. . ., in any circumstance where it appears:

> (1) That it would be inconsistent with a provision of the articles, bylaws, a resolution of the shareholders, or an agreement **in effect at the time of the accrual of the alleged cause of action** [emphasis added] asserted in the **proceeding** [emphasis added] in which the expenses were incurred or other amounts paid, which prohibits or otherwise limits its indemnification.

The Proposal seeks to deny indemnification for conduct of the directors of the Company from July 2002 until the date of the Proposal (i.e., on a retroactive basis). However, ***no cause of action exists in any proceeding*** prior to the date of the Proposal; therefore Section 317(h) is inapposite as it only applies where indemnification is sought in a proceeding and for actions brought after the resolution limiting indemnification. This is entirely consistent with common sense as it would be highly prejudicial for a director with rights to indemnification to be denied those rights retroactively. While a shareholder resolution enacted under 317(h) could limit a director's right to indemnification for actions taken by the directors after the date of the resolution, if the proposed resolution is sought to be enacted under CCC Section 317(h), then such resolution would be subject to a vote of all shareholders, not a limited group of shareholders. For this reason, we did not address CCC Section 317(h) in our Request Letter because the Proponent explicitly brought the Proposal under CCC Section 317(e)(3) so that it could exclude the vote of shares held by affected directors.

3. The Proposal Denies the Directors their Powers

The Proponent in the response letter argues that CCC 317(e)(3) is intended to allow the shareholders to void all of the existing indemnity protections provided by the Company's articles of incorporation, bylaws and under California law and afforded to directors except where a director is successful on the merits. Contrary to proponent's assertion in the Response Letter, the Company's bylaws explicitly say in Article VI, Section 10 that the indemnification protections granted by the bylaws "shall be a binding contract between the Company and each Indemnitee. . . ." As stated above by Marsh, CCC Section 317(e) provides four different methods by which a corporation may obtain the requisite authorization for it to make an indemnification payment to a person entitled to indemnity under the statute. It would appear that the intention of the statute is to provide the directors, as managers of the corporation, with a choice as to whether or not they wish to pursue authorization to make an indemnification payment by a vote of the shareholders or by other means such as a vote of disinterested directors, a legal opinion, or by a court. The directors have not sought such authorization from the shareholders as there is no cause of action pending against the named directors in their capacities as such[1] and, therefore, the Proposal, if brought under CCC 317(e)(3), would not be a proper subject for the shareholders under California law.

If you have any questions or require any other information, please do not hesitate to contact me by telephone at 213-687-5040 or by email at jgiunta@skadden.com. Thank you for your consideration.

Respectfully submitted,

Joseph J. Giunta

JJG:C

1 Proponent's assertion that a proceeding is pending is absurd given that the court action referred to has no relevance to any of the named individuals in the resolution save one, and with respect to that director, only in his capacity as a trustee, not as a director. Moreover, he has not sought indemnification from the Company for anything in connection with that proceeding.

C

WEST'S ANNOTATED CALIFORNIA CODES
CORPORATIONS CODE
TITLE 1. CORPORATIONS
DIVISION 1. GENERAL CORPORATION LAW
CHAPTER 3. DIRECTORS AND MANAGEMENT

§ 317. Indemnification of agent of corporation in proceedings or actions

(a) For the purposes of this section, "agent" means any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of the predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes without limitation attorneys' fees and any expenses of establishing a right to indemnification under subdivision (d) or paragraph (4) of subdivision (e).

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

(c) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

No indemnification shall be made under this subdivision for any of the following:

(1) In respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine.

(2) Of amounts paid in settling or otherwise disposing of a pending action without court approval.

(3) Of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

(d) To the extent that an agent of a corporation has been successful on the merits in defense of any proceeding referred to in subdivision (b) or (c) or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

(e) Except as provided in subdivision (d), any indemnification under this section shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in subdivision (b) or (c), by any of the following:

(1) A majority vote of a quorum consisting of directors who are not parties to such proceeding.

(2) If such a quorum of directors is not obtainable, by independent legal counsel in a written opinion.

(3) Approval of the shareholders (Section 153), with the shares owned by the person to be indemnified not being entitled to vote thereon.

(4) The court in which the proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by the corporation.

(f) Expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the agent to repay that amount if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this section. The provisions of subdivision (a) of Section 315 do not apply to advances made pursuant to this subdivision.

(g) The indemnification authorized by this section shall not be deemed exclusive of any additional rights to indemnification for breach of duty to the corporation and its shareholders while acting in the capacity of a director or officer of the corporation to the extent the additional rights to indemnification are authorized in an article provision adopted pursuant to paragraph (11) of subdivision (a) of Section 204. The indemnification provided by this section for acts, omissions, or transactions while acting in the capacity of, or while serving as, a director or officer of the corporation but not involving breach of duty to the corporation and its shareholders shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, to the extent the additional rights to indemnification are authorized in the articles of the corporation. An article provision authorizing indemnification "in excess of that otherwise permitted by Section 317" or "to the fullest extent permissible under California law" or the substantial equivalent thereof shall be construed to be both a provision for additional indemnification for breach of duty to the corporation and its shareholders as referred to in, and with the limitations required by, paragraph (11) of subdivision (a) of Section 204 and a provision for additional indemnification as referred to in the second sentence of this subdivision. The rights to indemnity hereunder shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. Nothing contained in this section shall affect any right to indemnification to which persons other than the directors and officers may be entitled by contract or otherwise.

(h) No indemnification or advance shall be made under this section, except as provided in subdivision (d) or paragraph (4) of subdivision (e), in any circumstance where it appears:

(1) That it would be inconsistent with a provision of the articles, bylaws, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification.

(2) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

(i) A corporation shall have power to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against that liability under this section. The fact that a corporation owns all or a portion of the shares of the company issuing a policy of insurance shall not render this subdivision inapplicable if either of the following conditions are satisfied: (1) if the articles authorize indemnification in excess of that authorized in this section and the insurance provided by this subdivision is limited as indemnification is required to be limited by paragraph (11) of subdivision (a) of Section 204; or (2) (A) the company issuing the insurance policy is organized, licensed, and operated in a manner that complies with the insurance laws and regulations applicable to its jurisdiction of organization, (B) the company issuing the policy provides procedures for processing claims that do not permit that company to be subject to the direct control of the corporation that purchased that policy, and (C) the policy issued provides for some manner of risk sharing between the issuer and purchaser of the policy, on one hand, and some unaffiliated person or persons, on the other, such as by providing for more than one unaffiliated owner of the company issuing the policy or by providing that a portion of the coverage furnished will be obtained from some unaffiliated insurer or reinsurer.

(j) This section does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though the person may also be an agent as defined in subdivision (a) of the employer corporation. A corporation shall have power to indemnify such a trustee, investment manager, or other fiduciary to the extent permitted by subdivision (f) of Section 207.

CREDIT(S)

(Added by Stats.1975, c. 682, § 7, eff. Jan. 1, 1977. Amended by Stats.1976, c. 641, § 11, eff. Jan. 1, 1977; Stats.1977, c. 235, p. 1049, § 4.5; Stats.1987, c. 1201, § 8; Stats.1987, c. 1203, § 3, eff. Sept. 27, 1987; Stats.1988, c. 919, § 3; Stats.1995, c. 154 (A.B.640), § 4.)

<General Materials (GM) - References, Annotations, or Tables>

LEGISLATIVE COMMITTEE COMMENT (1975)--ASSEMBLY

1990 Main Volume

Prior law permits a corporate director, officer or employee to be indemnified for his reasonable expenses in any derivative action only where such indemnity is approved by the court after the case is concluded [§ 830]. In a non- derivative action indemnification for expenses is permitted if authorized by the board. In that case, the board must determine that the person seeking indemnification was acting in good faith within what he reasonably believed to be the scope of his employment or authority and for a purpose which he reasonably believed to be in the best interests of the corporation or its shareholders.

The practical effect of these restrictive provisions is to force an official or employee of the corporation who is being sued as such to enter into some settlement of the action regardless of how confident he and the corporation may be that the action is without merit. In the case of a derivative action, this is particularly true due to the large fees and expenses which may be incurred by him in defense of the action since indemnification is only available at the conclusion of the action. This may also be true in non-derivative actions since expenses (to the extent an advance of expenses pending determination of the matter is permitted under prior law) may only be paid during the course of the litigation if the board is prepared to make the findings required before all the facts are known.

There is no provision in prior law for disqualifying the directors sued from participating in the decision to reimburse themselves. The extent to which this conflict of interest is governed by § 820 is not entirely clear.

The purpose of the indemnification provisions in the new law is to provide sufficient flexibility to afford reasonable protection for directors and officers while imposing safeguards which adequately protect the shareholders in the granting of indemnification. In general, this section provides that a corporation may advance "expenses" incurred by a corporate "agent" in defending any "proceeding" prior to the final disposition of such proceeding upon the receipt of an undertaking that the agent will reimburse the corporation unless it is ultimately determined that the agent is entitled to indemnification. ["Expenses", "agent" and "proceeding" are defined terms for the purposes of this section. "Expenses" includes attorneys' fees and any expenses of establishing a right to indemnification pursuant to this section where the agent has been successful on the merits in defense of any proceeding or where the indemnification is authorized by the court. "Agent" includes any person who is or was a director, officer, employee or other agent of the corporation, or serving at the request of the corporation in such capacity for another corporation or other enterprise or was serving in such capacity for a corporation which was a predecessor corporation of the corporation or other enterprise at the request of such predecessor corporation. "Proceeding" includes any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative].

Indemnification where permitted by this section may be made upon a determination that indemnification of the agent is proper because the agent has met the specified standard of conduct in the circumstances. Such a determination may be made in either a derivative or non-derivative action by a majority vote of a quorum of the board (consisting of directors who are not parties to such proceeding), by the shareholders (where the shares owned by the person to be indemnified are not entitled to a vote thereon) or by the court.

If a corporate agent has been successful on the merits with respect to any issue, this section expressly provides that he shall be indemnified against expenses actually and reasonably incurred by him.

HISTORICAL AND STATUTORY NOTES

2003 Electronic Update

1995 Legislation

The 1995 amendment, in subd. (f), added the last sentence relating to application of section 315.

1990 Main Volume

The 1976 amendment substituted "means" for "includes" in the first two definitions in subd. (a); in the definition of "agent" in two places preceding "corporation" inserted "foreign or domestic"; and at the end of subd. (a) and in subd. (h) substituted "paragraph (3) of subdivision (e)" for "subdivision (e)(3);" and added subd. (j), which read, "Nothing contained in this section shall limit any right to indemnification to which such a trustee, investment manager or other fiduciary may be entitled by contract or otherwise, which shall be enforceable to the extent permitted by applicable law other than this section".

The 1977 amendment substituted, in subd. (c) (1), "proceeding is or was pending" for "action was brought"; and rewrote the last sentence in subd. (j).

Application of former General Corporations Law to banks until Jan. 1, 1979, see notes under §§ 100, 119.

The 1987 amendment by c. 1203 substituted, at the end of the first paragraph of subd. (c), "best interests of the corporation and its shareholders" for "best interests of the corporation and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position, would use under similar circumstances"; inserted, in subd. (c)(1), "and its shareholders" following "duty to the corporation"; substituted, at the end of subd. (c)(1), "expenses and then only to the extent that the court shall determine" for "the expenses which such court shall determine"; substituted, in subd. (c)(2), "pending action without court approval" for "threatened or pending action, with or without court approval"; deleted, from subd. (c)(3), "threatened or" preceding "pending"; inserted subd. (e)(2) and renumbered subd. (e)(2) and (3) as (3) and (4); substituted, in subd. (f), "if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this section" for "unless it shall be determined ultimately that the agent is entitled to be indemnified as authorized in this section"; rewrote subd. (g), which had read:

"No provision made by a corporation to indemnify its or its subsidiary's directors or officers for the defense of any proceeding, whether contained in the articles, bylaws, a resolution of shareholders or directors, an agreement or otherwise, shall be valid unless consistent with this section. Nothing contained in this section shall affect any right to indemnification to which persons other than such directors and officers may be entitled by contract or otherwise"; added the second sentence of subd. (i); and made non-substantive changes.

Legislative intent of Stats.1987, c. 1201, §§ 5 to 8 regarding duty of loyalty of a director, see Historical Note under § 204.

Operation of Stats.1987, c. 1203, see Historical Note under § 204.

Effect of amendment of section by two or more acts at the same session of the legislature, see Government Code § 9605.

The 1988 amendment rewrote subd. (g), which had read:

"The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors * * * or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent such additional rights to indemnification are authorized in the articles of the corporation. The rights to indemnity hereunder shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. Nothing contained in this section shall affect any right to indemnification to which persons other than such directors and officers may be entitled by contract or otherwise."

The 1988 amendment, also, in subd. (i), rewrote condition (1), which had read: "(1) if authorized in the articles of the corporation, any policy issued is limited to the extent provided by subdivision (d) of Section 204;"; and made nonsubstantive changes throughout the section.

Derivation: Former § 830, added by Stats.1947, c. 1038, p. 2325, § 830, amended by Stats.1957, c. 2261, p. 3948, § 3; Stats.1968, c. 400, p. 834, § 1.

Civ.C. § 375, added by Stats.1943, c. 934, p. 2806, § 1.

A.B.A. Model Bus.Corp. Act § 5.

Business Corporation Law N.Y. §§ 721, 726.

8 Del.C. § 145.

WEST'S CALIFORNIA CODE FORMS

1990 Main Volume

See West's Cal. Code Forms, Corp. § 317--FORM 1.
See West's Cal. Code Forms, Corp. § 317--FORM 2.
See West's Cal. Code Forms, Corp. § 317--FORM 3.

CROSS REFERENCES

Additional indemnification provided by articles of incorporation, see Corporations Code § 204.

Annual report to shareholders, inclusion of indemnification items, see Corporations Code § 1501.

Foreign corporations subject to this section, see Corporations Code § 2115.

Indemnification by corporation existing on effective date of new law, see Corporations Code § 2306.

Notice of shareholders' meetings, see Corporations Code § 601.

Shareholders' actions, see Corporations Code § 800.

LAW REVIEW AND JOURNAL COMMENTARIES

Attorneys' fees in shareholder derivative suits: The substantial benefit rule reexamined. (1972) 60 Cal.L.Rev. 164.

Background and general effect of 1957 amendment. (1957) 32 Cal.St.B.J. 589.

Corporate responsibility for management litigation expense. (1952) 40 Cal.L.Rev. 104.

Directors and officers liability insurance. Joel F. McIntyre (1966) 42 Los Angeles B.Bull. 57.

Directors' litigation expenses. Henry W. Ballantine (1943) 31 Cal.L.Rev. 515.

Evolving role of the director in corporate governance. Marshall L. Small (1979) 30 Hastings L.J. 1353.

Exclusive statutory remedy for indemnification of directors, officers, and employees for litigation expenses (1943) 31 Cal.L.Rev. 515.

Indemnification of corporate agents. Grover R. Heyler (1976) 23 UCLA L.Rev. 1255.

Indemnifying and insuring officers and directors. Douglas M. Schwab and Daniel E. Titelbaum, 7 Cal.Law. 46 (March 1987).

No man is an island: A compendium of legal issues confronting attorneys when individual defendants are named in an employment litigation complaint. David M. Lester, 20 Pac.L.J. 293 (1989).

Nolo contendere plea in subsequent contexts. (1971) 44 S.Cal.L.Rev. 737.

Practical aspects of directors' and officers' liability insurance-- allocating and advancing legal fees and duty to defend. (1985) 32 UCLA L.Rev. 690.

Proceeding in forma pauperis in federal court: Can corporations be poor "persons"? (1974) 62 Cal.L.Rev. 219.

Shareholders, managers and corporate social responsibility--fact and legal theory. J.A.C. Hetherington (1969) 21 Stan.L.Rev. 248.

Suits by states in parens patriae for treble damages necessary to deter violators of antitrust laws and to compensate victims whose individual losses are too small to justify suit even for treble damages. (1970) 43 S.Cal.L.Rev. 570.

LIBRARY REFERENCES

1990 Main Volume

Corporations ⚷308.
WESTLAW Topic No. 101.
C.J.S. Corporations § 803 et seq.

ALR Library

Corporation's vicarious liability for fraud of its agent under False Claims Act (31 USCA §§ 3729-3733). 107 ALR Fed 665.

Legal Jurisprudences

CA Jur. 3d Actions § 483, Effect On Court's Jurisdiction To Act.
CA Jur. 3d Assault and Other Willful Torts § 326, What Constitutes Favorable Termination.
CA Jur. 3d Corporations § 112, In General; Contents And Requirements.
CA Jur. 3d Corporations § 253, Quorum.
CA Jur. 3d Corporations § 299, Indemnification Of Corporate Director, Officer, Or Agent.
19 Am Jur 2d Corporations §§ 1395, 1396.

Treatises and Practice Aids

9 Witkin, Summary (9th ed) Corp §§ 69, 91, 92, 93, 97, 247.

9 Witkin, Summary Ch. XIV §§ 92, Ch. XIV §§ 93.
2 Witkin, Procedure (4th ed) Jurisd § 50.
3 Witkin, Procedure (4th ed) Actions §§ 7, 338.
7 Witkin, Procedure (4th ed) Judgm §§ 164, 350.
Rutter, Cal. Practice Guide: Civil Appeals & Writs Ch. 14-B, B. Recovery Of Appellate Costs And Attorney Fees.
Rutter, Cal. Practice Guide: Corporations Ch. 3-D, D. Deciding Whether To Be A Statutory Close Corporation.
Rutter, Cal. Practice Guide: Corporations Ch. 4-A, A. Preparing The Articles Of Incorporation.
Rutter, Cal. Practice Guide: Corporations Ch. 4-D, D. Preparing The Bylaws.
Rutter, Cal. Practice Guide: Corporations Ch. 6-B, B. Shareholder Meetings And Actions.
Rutter, Cal. Practice Guide: Corporations Ch. 6-C, C. Director Meetings And Actions.
Rutter, Cal. Practice Guide: Corporations Ch. 6-F, F. Particular Operating Problems.
Rutter, Cal. Practice Guide: Corporations Ch. 6-G, G. Shareholder Suits.
Rutter, Cal. Practice Guide: Insurance Litigation Ch. 1-D, D. Particular Coverages-In General.
Rutter, Cal. Practice Guide: Insurance Litigation Ch. 7F-C, C. Policy Provisions.
Rutter, Cal. Practice Guide: Prof. Responsibility Ch. 3-A, A. Nature Of Attorney-Client Relationship.
Rutter, Cal. Practice Guide: Prof. Responsibility Ch. 6-D, D. Civil Liability For Incompetent Representation.

Forms

Cal Transactions Forms: Business Entities §§ 4:27, 4:127, 4:128, 4:129, 4:130, 4:131, 4:132, 4:133, 5:19, 5:25, 5:50, 5:69, 5:71, 5:72, 5:73, 5:74, 5:248, 6:4, 8:40, 8:79, 8:87, 8:88, 8:89, 8:90, 8:95, 8:96, 10:2, 14:14, 14:50, 15:20, 15:34, 15:36, 15:39, 26:56, 26:57, 27:38.

Additional References

Limitation of directors' liability and indemnification of officers and directors--California's response to Delaware. 9 CEB Bus L Rep No. 3 p. 63.
Operating Problems of California Corporations (CEB, 1978) §§ 1.3-3.62.

NOTES OF DECISIONS

Agent 1.5
Appeal 4
Construction and application 3/4
Good faith 1.6
Litigation expenses 2
Outside counsel 7
Public policy 8
Questions of fact 9
Right to indemnification 1

3/4. Construction and application

Statute providing for indemnification of an agent of a corporation applies to actions by or in the right of the corporation to procure a judgment in its favor, and is not, by its terms, limited in application to third party lawsuits. Wilshire-Doheny Associates Ltd. v. Shapiro (App. 2 Dist. 2000) 100 Cal.Rptr.2d 478, 83 Cal.App.4th 1380. Corporations 🔑 308(1)

Statute conditionally obligating a corporation to indemnify a person who was a party to a legal proceeding "by reason of the fact that the person is or was an agent of the corporation" is an indemnity statute, not an attorney fee statute. Channel Lumber Co., Inc. v. Porter Simon (App. 3 Dist. 2000) 93 Cal.Rptr.2d 482, 78 Cal.App.4th 1222. Corporations 🔑 308(1)

1. Right to indemnification

Indemnification of a corporate agent under statute governing such indemnification is mandatory only where the actual merits of the defense have been judicially determined. Groth Bros. Oldsmobile, Inc. v. Gallagher (App. 1 Dist. 2002) 118 Cal.Rptr.2d 405, 97 Cal.App.4th 60, review withdrawn. Corporations 🔑 308(1)

In determining whether statute providing for indemnification of an agent of a corporation applies, the question to be asked is whether the foregoing alleged acts, for which appellants were made parties to the lawsuit, were performed in connection with appellants' corporate functions, and not with respect to purely personal matters. Wilshire-Doheny Associates Ltd. v. Shapiro (App. 2 Dist. 2000) 100 Cal.Rptr.2d 478, 83 Cal.App.4th 1380. Corporations 🔑 308(1)

Corporation engaged in food production business had not promised to indemnify former officers in connection with judgment obtained against former officers for inducing corporation to breach its commodities brokerage contract with broker and enter into a new contract with a venture formed by former officers; extent of corporation's obligation had been to indemnify former officers to the extent required by this section, and section did not require indemnification under circumstances of case. Plate v. Sun-Diamond Growers (App. 1 Dist. 1990) 275 Cal.Rptr. 667, 225 Cal.App.3d 1115, review denied. Corporations 🔑 308(1)

Court may not order corporation to indemnify its director or officer for his reasonable expenses in defending suit against him arising out of alleged misfeasance in office until director is successful in whole or in part, or the proceeding against him is settled with the approval of the court and the court finds that director's conduct fairly and equitably merits such indemnity, but this rule would not preclude director from cross-complaining against corporation for declaratory relief pending outcome of certified public accountant's slander suit against director. Brokate v. Hehr Mfg. Co. (App. 2 Dist. 1966) 52 Cal.Rptr. 672, 243 Cal.App.2d 133. Corporations 🔑 308(11); Declaratory Judgment 🔑 323

Under former §§ 830, 834 (now this section) right to indemnification is determined after the action has been tried, and it is ordered only in case where the court determines that those seeking indemnity, such as directors, have been successful in the litigation and are fairly and equitably entitled to have recourse against the surety. Kaiser v. Easton (App. 1957) 151 Cal.App.2d 307, 311 P.2d 108. Corporations ⚷ 320(12)

1.5. Agent

In order for statute providing for indemnification of an agent of a corporation to apply, the action must have been brought against the indemnitee by reason of the fact that the person is or was an agent of the corporation; in other words, the conduct of the agent which gives rise to the claim against him must have been performed in connection with his corporate functions and not with respect to purely personal matters. Wilshire-Doheny Associates Ltd. v. Shapiro (App. 2 Dist. 2000) 100 Cal.Rptr.2d 478, 83 Cal.App.4th 1380. Corporations ⚷ 308(1)

For statute providing for indemnification of an agent of a corporation to apply, the agent must have been acting to promote the corporate good, not personal profit or interests. Wilshire-Doheny Associates Ltd. v. Shapiro (App. 2 Dist. 2000) 100 Cal.Rptr.2d 478, 83 Cal.App.4th 1380. Corporations ⚷ 308(1)

When outside counsel retained by a corporation is subsequently sued by the corporation for legal malpractice while representing the corporation, counsel may not be considered an "agent of the corporation," for purposes of the statute conditionally obligating a corporation to indemnify a person who was a party to a legal proceeding "by reason of the fact that the person is or was an agent of the corporation"; rather, counsel is a party to the malpractice suit by reason of his or her actions in the capacity of an independent contractor. Channel Lumber Co., Inc. v. Porter Simon (App. 3 Dist. 2000) 93 Cal.Rptr.2d 482, 78 Cal.App.4th 1222. Corporations ⚷ 308(1)

Accounting firm hired by bank to perform audits was not "agent" for purposes of statute which provides that corporation must indemnify agent for legal expenses incurred in successfully defending against action by corporation, even though accounting firm used bank's workplace, employees, statements, and computers during audit, where accounting firm was sued directly by bank, rather than by third parties, to recover losses directly resulting from alleged negligence of accounting firm; bank exercised little control over accounting firm in that accounting firm maintained independent relationship with bank in accordance with generally accepted accounting practices, accounting firm was employed on annual contract basis, conducted surprise visits on bank's branches; parties were engaged in separate occupations, work performed by accounting firm was not part of bank's regular business; and parties did not expressly create APSB Bancorp v. Thornton Grant (App. 2 Dist. 1994) 31 Cal.Rptr.2d 736, 26 Cal.App.4th 926, review denied. Corporations ⚷ 308(1)

Meaning of term "agent," within statute which provides that corporation must indemnify agent for legal expenses incurred in successfully defending against action by corporation, is same as definition in Civil Code, which provides that agent is one who represents another in dealings with third persons; and indemnity statute also provides protection to agents who are performing duties for corporation in traditional sense. APSB Bancorp v. Thornton Grant (App. 2 Dist. 1994) 31 Cal.Rptr.2d 736, 26 Cal.App.4th 926, review denied. Corporations ⚷ 308(1)

Under appropriate circumstances, independent accounting firm may fall within term "agent" for purpose of statute which provides that corporation must indemnify agent for legal expenses incurred in successfully defending against action by corporation. APSB Bancorp v. Thornton Grant (App. 2 Dist. 1994) 31 Cal.Rptr.2d 736, 26 Cal.App.4th 926, review denied. Corporations ⚷ 308(1)

Former officers of corporation involved in growing of food products were not acting as "agents" for corporation, as required under this section, in inducing corporation to breach its contract with commodities brokers in order that brokerage services could thereafter be performed by new venture started by former officers; former officers were acting for themselves in inducing breach, rather than as corporate agents. Plate v. Sun-Diamond Growers (App. 1 Dist. 1990) 275 Cal.Rptr. 667, 225 Cal.App.3d 1115, review denied. Corporations ⚿ 308(1)

1.6. Good faith

Statute providing for indemnification of an agent of a corporation requires that the agent act in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders, and allows indemnification of an agent who is negligent or has made a mistake, but not one who has acted in bad faith or is guilty of intentional misconduct. Wilshire-Doheny Associates Ltd. v. Shapiro (App. 2 Dist. 2000) 100 Cal.Rptr.2d 478, 83 Cal.App.4th 1380. Corporations ⚿ 308(1)

Former officers of corporation engaged in the production of food did not act in good faith, as required in order to be indemnified by corporation, in inducing corporation to breach its existing commodities brokerage contract and enter into new contract with venture formed by former officers, even though there was no indication that transaction was against the best interest of corporation. Plate v. Sun-Diamond Growers (App. 1 Dist. 1990) 275 Cal.Rptr. 667, 225 Cal.App.3d 1115, review denied. Corporations ⚿ 308(1)

1.7. Statutory and contractual indemnity distinguished

Corporate agent succeeded on the merits in defending against shareholder's derivative action, and thus was entitled to mandatory indemnity by corporation, even though shareholder voluntarily dismissed complaint without prejudice before final ruling on agent's demurrer, where no opposition to agent's demurrer had been filed, court made tentative ruling against shareholder sustaining demurrer without leave to amend, and allowance of voluntary dismissal after tentative hearing would make a mockery of procedure and frustrate the purpose of mandatory indemnification statute. Groth Bros. Oldsmobile, Inc. v. Gallagher (App. 1 Dist. 2002) 118 Cal.Rptr.2d 405, 97 Cal.App.4th 60, review withdrawn. Corporations ⚿ 308(1)

Primary right to seek authorization for indemnification under Corporations Code is not same cause of action as one for breach of contract for indemnity or one asserted under doctrine of equitable estoppel for purposes of applying res judicata doctrine; statute merely accords agents of corporations right to seek authorization for indemnity while contractual indemnity accords contracting party right to indemnity. Branson v. Sun-Diamond Growers (App. 3 Dist. 1994) 29 Cal.Rptr.2d 314, 24 Cal.App.4th 327. Judgment ⚿ 585(3)

Judgment denying agent indemnity from corporation under Corporation Code did not constitute bar under res judicata to claim for contractual indemnity against corporation asserted by agent in second complaint; statutory and contractual indemnity were different causes of action, contractual indemnity claims were not before court when previous judgment was entered, and Corporations Code explicitly provides that denial of relief has no preclusive effect on any other legal right agent may have had for indemnity. Branson v. Sun-Diamond Growers (App. 3 Dist. 1994) 29 Cal.Rptr.2d 314, 24 Cal.App.4th 327. Judgment ⚿ 585(3)

Prior judgment in suit which denied indemnity to agent under Corporation Code did not have collateral estoppel effect on subsequent claim by agent seeking contractual indemnity given that conduct for determining whether corporation contractually committed itself to provide indemnification was entirely separate from agent's statutory right to indemnity under Corporations Code. Branson v. Sun-Diamond Growers (App. 3 Dist. 1994) 29 Cal.Rptr.2d 314, 24 Cal.App.4th 327. Judgment ⚷ 585(3)

2. Litigation expenses

Corporate debtor's payment of legal fees incurred by employee in prosecution for racketeering was a fraudulent transfer, where debtor did not benefit from employee's defense and debtor was not under any legal obligation, under California law, to pay attorney fees of employee who could not have reasonably believed that his conduct was lawful. In re Burbank Generators, Inc., Bkrtcy.C.D.Cal.1985, 48 B.R. 204. Bankruptcy ⚷ 2650(5)

It was not abuse of discretion to make quantum meruit award of attorney fees, in action under this section governing indemnification of corporate agents, without making specific finding of attorney hours expended where it would have been impracticable, if not impossible, to have separated multitude of conjoined activities into compensable or noncompensable time units, and award was made after three days of hearings and careful consideration of extensive evidence. Fed-Mart Corp. v. Price (App. 4 Dist. 1980) 168 Cal.Rptr. 525, 111 Cal.App.3d 215. Corporations ⚷ 308(11)

Substantial evidence supported finding by trial court, in litigation concerning former officer's right to indemnification for expenses incurred in litigation concerning the corporation and the former officer, that the former officer acted in good faith, as required to be entitled to indemnification under this section governing indemnification of corporate agents, contrary to claims that the corporation, under the former officer's direction, perpetrated per se violations of antitrust laws. Fed-Mart Corp. v. Price (App. 4 Dist. 1980) 168 Cal.Rptr. 525, 111 Cal.App.3d 215. Corporations ⚷ 308(11)

Under some circumstances, former § 830 (now this section) relating to indemnity for litigation expenses of officer, director or employee permits indemnification for a successful defense of a criminal proceeding, but such indemnification must be sought in a plenary civil action against the corporation. P. S. & S., Inc. v. Superior Court of Los Angeles County (App. 2 Dist. 1971) 94 Cal.Rptr. 738, 17 Cal.App.3d 354. Corporations ⚷ 308(1); Corporations ⚷ 308(11)

In absence of an assessment by trial court of corporation officers' conduct or receiving of evidence concerning their conduct, evidence did not support trial court's finding that conduct of officers merited indemnity for attorneys' fees and costs by corporation in stockholders' derivative action that was settled but as to which there would be further arbitration that would include questions as to officers' conduct. Fletcher v. A. J. Industries, Inc. (App. 1 Dist. 1968) 72 Cal.Rptr. 146, 266 Cal.App.2d 313. Corporations ⚷ 308(11)

3. Security

Trial court has broad discretion to determine whether plaintiff who commences stockholder's action against corporation should be required to furnish security for expenses before he may proceed but exercise of discretion must be within framework of provisions relating to posting security for costs. Suburban Water Systems v. Superior Court for Los Angeles County (App. 2 Dist. 1968) 71 Cal.Rptr. 45, 264 Cal.App.2d 956. Corporations ⚷ 214

As defendant, along with its president, in taxpayers' derivative action, corporation was entitled to have counsel in all stages of the proceedings and, therefore, was entitled to security notwithstanding neutrality resolution passed by board of directors. Olson v. Basin Oil Co. of Cal. (App. 1955) 136 Cal.App.2d 543, 288 P.2d 952. Corporations 🔑 320(12)

4. Appeal

Because appeal was pending in action against officers of corporate debtor, officers' claims against estate for indemnification of litigation costs, pursuant to this section, was contingent, for equitable subordination purposes. In re Christian Life Center, C.A.9 (Cal.)1987, 821 F.2d 1370. Bankruptcy 🔑 2968

5. Waiver

Plaintiff, who pled nolo contendere to criminal charges, permanently waived any right to reimbursement from his corporate employers of a fine and costs assessed against him by accepting a special condition of probation that he not accept reimbursement from corporations directly or indirectly of his fine and costs assessed against him; thus, plaintiff could not seek reimbursement after expiration of term of probation. Harper v. Kaiser Cement Corp. (App. 1 Dist. 1983) 192 Cal.Rptr. 720, 144 Cal.App.3d 616. Master And Servant 🔑 72.5

6. Success on the merits

Determination that mutual release executed between corporation, and attorney and real estate broker who had represented corporation in connection with its acquisition of office building and formation of subsidiary corporations through which building was owned and managed, barred recision and breach of fiduciary duty claims asserted against attorney and broker by corporation, was a successful determination on merits for attorney and broker, as would potentially entitle them, as agents of corporation, to indemnity from corporation pursuant to statute with respect to costs incurred in action. Wilshire-Doheny Associates Ltd. v. Shapiro (App. 2 Dist. 2000) 100 Cal.Rptr.2d 478, 83 Cal.App.4th 1380. Corporations 🔑 308(1)

Showing that agent of corporation has been successful on the merits in defense of proceeding, as will entitle agent to indemnity pursuant to statute, is a showing that the disposition reflects the opinion of the court or the prosecuting party that the action would not succeed. Wilshire-Doheny Associates Ltd. v. Shapiro (App. 2 Dist. 2000) 100 Cal.Rptr.2d 478, 83 Cal.App.4th 1380. Corporations 🔑 308(1)

Determination that corporation was not entitled to indemnification from attorney and real estate broker who had represented corporation in connection with its acquisition of office building, and formation of subsidiary corporations through which building was owned and managed, in suit by terminated employee of subsidiary, because attorney and broker did not breach any fiduciary duty owed to corporation, was a successful determination on merits for attorney and broker, as would potentially entitle them, as agents of corporation, to indemnity from corporation pursuant to statute with respect to costs incurred in action. Wilshire-Doheny Associates Ltd. v. Shapiro (App. 2 Dist. 2000) 100 Cal.Rptr.2d 478, 83 Cal.App.4th 1380. Corporations 🔑 308(1)

Provision of statute governing for indemnification of an agent of a corporation which states that, to extent an agent of a corporation has been successful on the merits in defense of any proceeding referred to in separate provision, or in defense of any claim, issue, or matter therein, agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, requires only a finding of success on merits, and does not additionally require that agent have acted in good faith. Wilshire-Doheny Associates Ltd. v. Shapiro (App. 2 Dist. 2000) 100 Cal.Rptr.2d 478, 83 Cal.App.4th 1380. Corporations ⚷ 308(1)

Determination that shareholder had not prevailed on suit brought against corporation, for purposes of allowing him to bring malicious prosecution action, likewise precluded determination that he was entitled to indemnity from corporation, in his other capacities as former officer and director, under statute providing indemnity against claims "to extent that an agent of a corporation has been successful on the merits." Dalany v. American Pacific Holding Corp. (App. 4 Dist. 1996) 50 Cal.Rptr.2d 13, 42 Cal.App.4th 822. Corporations ⚷ 308(1)

7. Outside counsel

Law firm that prevailed on negligence and breach of fiduciary duty claims asserted against it by clients was not entitled to indemnification for expenses on grounds that it prevailed on claim arising from its role as agent for corporate clients, given that Arizona and Delaware law only provided for indemnification of directors, not agents, and California treated corporation's outside counsel as independent contractor not entitled to indemnity for costs in defending client's legal malpractice claim. First Interstate Bank of Arizona, N.A. v. Murphy, Weir & Butler, C.A.9 (Cal.)2000, 210 F.3d 983. Attorney And Client ⚷ 129(4)

8. Public policy

Policy considerations behind statute providing for indemnification of an agent of a corporation are that persons who serve the corporation in good faith should, in the absence of certain conduct such as fraud or breach of fiduciary duties, be free from liability for corporate acts, and that indemnification encourages capable persons to perform their duties, secure in the knowledge that expenses incurred by them despite their honesty and integrity will be borne by the corporation. Wilshire-Doheny Associates Ltd. v. Shapiro (App. 2 Dist. 2000) 100 Cal.Rptr.2d 478, 83 Cal.App.4th 1380. Corporations ⚷ 308(1)

9. Questions of fact

Whether attorney and real estate broker, who had represented corporation in connection with its acquisition of office building, and formation of subsidiary corporations through which building was owned and managed, had acted on behalf of corporation, rather than in their own personal interests, when they opposed rescission of mutual release in which corporation and its parents had released any claims against attorney and broker, among others, and thus came within scope of statute providing for indemnification of an agent of a corporation, was a factual issue. Wilshire-Doheny Associates Ltd. v. Shapiro (App. 2 Dist. 2000) 100 Cal.Rptr.2d 478, 83 Cal.App.4th 1380. Corporations ⚷ 308(11)

Question whether statute providing for indemnification of an agent of a corporation applies is a factual one. Wilshire-Doheny Associates Ltd. v. Shapiro (App. 2 Dist. 2000) 100 Cal.Rptr.2d 478, 83 Cal.App.4th 1380. Corporations ⚷ 308(11)

10. Weight and sufficiency of evidence

Attorney and real estate broker who had previously performed services for corporation were required only to show that they were successful on merits in defending action against them in which corporation asserted claims for breach of fiduciary duty, and for rescission of mutual release previously entered, in order to obtain indemnification from corporation pursuant to statute, and were not required to show that they had acted in good faith. Wilshire-Doheny Associates Ltd. v. Shapiro (App. 2 Dist. 2000) 100 Cal.Rptr.2d 478, 83 Cal.App.4th 1380. Corporations 🔑 308(1)

11. Standard of review

The standard of review of the lower court's denial of a corporate agent's application for indemnity is de novo. Groth Bros. Oldsmobile, Inc. v. Gallagher (App. 1 Dist. 2002) 118 Cal.Rptr.2d 405, 97 Cal.App.4th 60, review withdrawn. Appeal And Error 🔑 893(1)

West's Ann. Cal. Corp. Code § 317, CA CORP § 317

Current through end (Ch. 909) of 2003-04 Reg.Sess. urgency legislation,
Ch. 13 (end) of 1st Ex.Sess. urgency legislation, & Ch. 1 (end) of 2nd Ex.Sess.
& the Oct. 7, 2003 election.

END OF DOCUMENT

D

[No. B081741. Second Dist., Div. Seven. Feb. 18, 1997.]

CONTINENTAL HELLER CORPORATION, Cross-complainant and Respondent, v.
AMTECH MECHANICAL SERVICES, INC., Cross-defendant and Appellant.

SUMMARY

In an action by a general contractor against a subcontractor to enforce the subcontractor's indemnity agreement, following the contractor's payment of underlying claims brought against it after an explosion occurred at the meat packing plant where the work took place, the trial court concluded that the contractor was entitled to the full recovery it sought from the subcontractor. The trial court awarded the contractor the amount it had paid in settlement of the underlying claims plus its costs in defending those claims, along with attorney fees and costs incurred in prosecuting the present action for indemnity. (Superior Court of Los Angeles County, No. C751623, J. Kimball Walker, Judge.)

The Court of Appeal affirmed the judgment. The court held that the subcontractor's agreement to indemnify the general contractor for loss "which [arose] out of or [was] any way connected" with the subcontractor's "acts or omissions" in the performance of its work did not require a showing that the subcontractor was at fault in causing the contractor's loss. The agreement's language showed the parties intended that the subcontractor should indemnify the contractor irrespective of whether a loss arose from the subcontractor's negligence or for any other reason, except for the sole negligence or willful misconduct of the contractor. The contractor was not required to show the subcontractor's performance was a "substantial factor" or "predominating cause" in the loss. Parties to an indemnity contract enjoy great freedom in allocating risk, subject to certain limitations of public policy. The risk allocation in this case was commercially reasonable given that the subcontractor was in the better position to protect against loss arising out of its performance. The court further held that the trial court properly awarded the contractor attorney fees incurred in the action to enforce the indemnity agreement, as the pertinent language in the contract relating to attorney fees was intended to entitle the contractor to attorney fees in any action it brought against the subcontractor for breach of any provision of the contract including, but not limited to, breach of the indemnity provisions. (Opinion by Johnson, J., with Lillie, P. J., and Woods, J., concurring.)

HEADNOTES

Classified to California Digest of Official Reports

(1) **Contribution and Indemnification § 9—Indemnity—Interpretation of Indemnification Agreements—Standard of Review.**—Where the trial court has construed an indemnity provision without the aid of extrinsic evidence, the interpretation of the provision is a question of law subject to de novo review by the appellate court.

(2) **Contribution and Indemnification § 9—Indemnity—Interpretation of Indemnification Agreements.**—Indemnity agreements are construed under the same rules that govern the interpretation of other contracts. Accordingly, the contract must be interpreted so as to give effect to the mutual intention of the parties (Civ. Code, § 1636). The intention of the parties is to be ascertained from the "clear and explicit" language of the contract (Civ. Code, §§ 1638-1639). And, unless given some special meaning by the parties, the words of a contract are to be understood in their "ordinary and popular sense" (Civ. Code, § 1644). In interpreting an express indemnity agreement, a court looks first to the words of the contract to determine the intended scope of the indemnity agreement.

(3) **Contribution and Indemnification § 9—Indemnity—Interpretation of Indemnification Agreements—Between Subcontractor and Contractor—Showing of Fault Not Required.**—An agreement by a subcontractor to indemnify a general contractor for loss "which [arose] out of or [was] any way connected" with the subcontractor's "acts or omissions" in the performance of its work did not require a showing that the subcontractor was at fault in causing the contractor's loss. The agreement's language showed the parties intended that the subcontractor should indemnify the contractor irrespective of whether a loss arose from the subcontractor's negligence or for any other reason, except for the sole negligence or willful misconduct of the contractor. The contractor was not required to show the subcontractor's performance was a "substantial factor" or "predominating cause" in the loss. Parties to an indemnity contract enjoy great freedom in allocating risk, subject to

certain limitations of public policy. The risk allocation in this case was commercially reasonable given that the subcontractor was in the better position to protect against loss arising out of its performance. The causal connection defined in the agreement did not impose unlimited liability. The subcontractor was not liable for "any" act or omission connected with the work under the subcontract, but only acts or omissions "on the part of [the subcontractor], its agents, subcontractors or employees." Both parties were large, sophisticated construction enterprises that could be expected to review, understand, and bargain over their indemnity agreement.

(4) **Contribution and Indemnification § 9—Indemnity—Liabilities Covered—Attorney Fees—Fees Incurred to Enforce Indemnity Agreement.**—In an action by a contractor against a subcontractor to enforce the subcontractor's indemnity agreement, the trial court properly awarded the contractor attorney fees. Whether the contractor was entitled to recover attorney fees incurred in enforcing the indemnity agreement, as opposed to attorney fees incurred in defending underlying claims, depended on the language of the contract. With respect to attorney fees, the contract stated: "And the Subcontractor shall indemnify the Contractor, and save it harmless from any and all loss, damage, costs, expenses and attorney's fees suffered or incurred on account of any breach of the aforesaid obligations and covenants, and any other provision or covenant of this Subcontract." It was clear this paragraph was not referring to indemnity for attorney fees incurred in defending actions brought against the contractor; that indemnity was covered in a previous part of the contract. Rather, the quoted language was intended to entitle the contractor to attorney fees in any action it brought against the subcontractor for breach of any provision of the contract including, but not limited to, breach of the indemnity provisions.

[See 7 Witkin, Cal. Procedure (4th ed. 1997) Judgment, § 148.]

COUNSEL

Toni Rae Bruno, Ronald A. Dwyer and Ann L. Mezzacappa for Cross-defendant and Appellant.

W. Frederick Kowalick for Cross-complainant and Respondent.

OPINION

JOHNSON, J.—In this case, we hold an agreement by a subcontractor to indemnify a general contractor for loss "which arises out of or is in any way connected" with the subcontractor's "acts or omissions" in the performance of its work does not require a showing the subcontractor was at fault in causing the general contractor's loss or that its performance was a "substantial" or "predominating" cause of the loss. We also concur in the trial court's finding the subcontractor is liable to the contractor for its attorney fees in prosecuting this action to recover under the agreement.

FACTS AND PROCEEDINGS BELOW

In 1978, Oscar Meyer hired the Continental Heller Corporation (Continental) as its general contractor on a project to expand a meat packing plant. Continental subcontracted with the Ralph Manns Company for the installation of an ammonia refrigeration system in the expanded plant. While Manns was working on the refrigeration system, it was acquired by Amtech Mechanical Services, Inc. (Amtech), which assumed the assets and liabilities of Manns including the subcontract with Continental.

In 1989, an explosion occurred at the plant causing property damage and injuring several Oscar Meyer employees. The explosion was caused by the failure of a valve manufactured by the Wolfe-Linde Company and installed by Amtech in the course of its work on the refrigeration system.

Numerous complaints and cross-complaints followed the explosion. Continental tendered defense of the claims against it to Amtech pursuant to an indemnity agreement contained in the subcontract. Amtech declined to accept the tender of defense. Continental then settled the claims against it for $20,000 and brought this action against Amtech for contractual indemnity seeking to recover the $20,000 settlement plus its costs and attorney fees in defending the claims against it and in prosecuting this action.

Based on the language of the indemnity agreement, which we discuss in detail below, the trial court concluded Continental was entitled to the full recovery it sought from Amtech. The court specifically found Amtech was not negligent in installing the valve and Amtech did not "proximately cause" the leak and subsequent explosion. However, the court concluded, under the indemnity agreement between the parties it was not necessary for Continental to prove fault or a causal connection between the work performed by Amtech and the subsequent leak and explosion in order to establish a duty on the part of Amtech to defend and indemnify Continental. The court awarded

Continental the $20,000 it paid in good faith settlement of the claims against it plus approximately $80,000 in costs for defending those claims and $12,000 for attorney fees and costs incurred in prosecuting this action for indemnity.

On appeal, Amtech argues to trigger its duty to indemnify Continental there must have been a "failure of performance in the work" it undertook and this failure of performance must have been a "substantial factor" or "predominating cause" of the loss. Alternatively, it argues Continental was not entitled to attorney fees incurred in prosecuting this action.

For the reasons explained below, we reject both arguments.

DISCUSSION

I. *Continental's Losses Are Within the Scope of Indemnity Defined in the Contract.*

A. *The Standard of Review*

(1) The parties agree that where, as here, the trial court construed the indemnity provision at issue without the aid of extrinsic evidence the interpretation of this provision is a question of law subject to our de novo review. (*Four Star Electric, Inc.* v. *F & H Construction* (1992) 7 Cal.App.4th 1375, 1380 [10 Cal.Rptr.2d 1].)

B. *The Scope of Indemnity Under the Contract*

(2) Indemnity agreements are construed under the same rules which govern the interpretation of other contracts. (*Myers Building Industries, Ltd.* v. *Interface Technology, Inc.* (1993) 13 Cal.App.4th 949, 969 [17 Cal.Rptr.2d 242].) Accordingly, the contract must be interpreted so as to give effect to the mutual intention of the parties. (Civ. Code, § 1636.) The intention of the parties is to be ascertained from the "clear and explicit" language of the contract. (Civ. Code, §§ 1638-1639.) And, unless given some special meaning by the parties, the words of a contract are to be understood in their "ordinary and popular sense." (Civ. Code, § 1644.)

(3) "In interpreting an express indemnity agreement, the courts look first to the words of the contract to determine the intended scope of the indemnity agreement." (*Smoketree-Lake Murray, Ltd.* v. *Mills Concrete Construction Co.* (1991) 234 Cal.App.3d 1724, 1737 [286 Cal.Rptr. 435].) The indemnity agreement between Continental and Amtech requires Amtech to indemnify

Continental for a loss which "*arises out of or is in any way connected* with the performance of work under this Subcontract."[1] The contract further provides Amtech's liability for indemnity "shall apply to *any acts or omissions,* willful misconduct or negligent conduct, whether active or passive, on the part of Subcontractor." (Italics added.) Amtech does not deny its installation of the valve in the refrigeration plant was "an act" carried out in "the performance of work under [the] Subcontract." Nor does it deny the loss suffered by Continental was "in any way connected" with that act. Therefore, under the contract as written, Continental is entitled to indemnity from Amtech for its losses.

There is no merit to Amtech's contention every cause of action for indemnity requires a showing of fault on the part of the indemnitor. On the contrary, courts will enforce indemnity agreements even for losses caused by acts over which the indemnitor had no control. (See *Vinnell Co.* v. *Pacific Elec. Ry. Co.* (1959) 52 Cal.2d 411, 416 [340 P.2d 604].) To the extent the case relied on by Amtech, *Gouvis Engineering* v. *Superior Court* (1995) 37 Cal.App.4th 642, 647-648 [43 Cal.Rptr.2d 785], suggests fault is an element of every cause of action for indemnity, the statement is pure dictum and taken out of context. In the present case, Continental's entitlement to indemnity does not depend on a showing Amtech was at fault in performing its work on the refrigeration system. Rather, Amtech's duty to indemnify Continental applies "to *any* acts or omissions . . . on the part of [Amtech]" not just to its "willful misconduct or negligent conduct." The language of the agreement leaves no doubt the parties intended Amtech should indemnify Continental irrespective of whether Continental's loss arose by reason of Amtech's negligence or for any other reason except for the sole negligence or willful misconduct of Continental. (See Civ. Code, § 2782.)

Nor has Amtech convinced us we should construe the indemnity agreement to require proof Amtech's performance was a "substantial factor" or "predominating cause" of Continental's loss in contravention of the agreement's express language providing indemnity for loss which "arises out of or is in any way connected" with Amtech's performance.

Amtech maintains limiting its liability for indemnity to cases in which its performance was a "substantial factor" or "predominating cause" in the loss is necessary to conform the agreement to the parties' reasonable expectations

[1]Contrary to the trial court's conclusion, this provision does require proof of causation. See discussion below at pages 505-507.

and to avoid an unfair result. We disagree. We find the risk allocation in the subject agreement is neither unreasonable nor unconscionable.[2]

The parties to an indemnity contract enjoy "great freedom of action" in allocating risk, subject to certain limitations of public policy. (*E. L. White, Inc.* v. *City of Huntington Beach* (1978) 21 Cal.3d 497, 507 [146 Cal.Rptr. 614, 579 P.2d 505].) We find the risk allocation in the Continental-Amtech agreement is commercially reasonable given that between Amtech and Continental, the former was in the better position to protect against loss arising out of its performance of its contract. This is illustrated by the fact it was Amtech, not Continental, which selected and installed the particular valve which subsequently failed leading to the explosion. Moreover, the language of the agreement at issue—"arising out of or in any way connected"—is commonly found in indemnity agreements between contractors and subcontractors.[3]

[2]In *Rowe* v. *Farmers Ins. Exchange* (1992) 7 Cal.App.4th 964, 972 [9 Cal.Rptr.2d 314], a case involving insurance coverage for injuries "arising out of" the use of an uninsured motor vehicle we held "the use of the automobile must be a substantial factor or predominating cause of the injury." We based our holding on the fact the automobile is such a ubiquitous part of life there are few activities in which the use of an automobile does not play a part somewhere in the chain of events. Without this restrictive interpretation of the causation requirement, automobile liability policies would be converted into general liability insurance contracts, a result clearly not contemplated by the insurer and policy holder. (*Id.* at pp. 970, 972.) As we explain below, *Rowe* is inapplicable here because there is no need to depart from the plain meaning of the words in the indemnity agreement before us in order to conform the agreement to the parties' reasonable expectations. (See discussion, *post*, at pp. 506-507.)

Amtech cites *Indenco, Inc.* v. *Evans* (1962) 201 Cal.App.2d 369, 372 [20 Cal.Rptr. 90] for the proposition indemnity for loss " 'that may arise or be occasioned in any way' " by performance of a construction contract requires a showing the loss was directly connected to the work. This was not *Indenco*'s holding. The court merely observed the loss for which the plaintiff sought indemnity "resulted from conduct directly related to the work of Evans." (*Id.* at p. 376.) The court did not say the loss *had to be* directly related to Evan's work in order to trigger the indemnity clause. Causation was not in issue.

[3]Although indemnity agreements commonly contain language providing for indemnification in cases of loss " 'arising out of or in any way connected with' " the performance of a contract (see, e.g., *Pacific Gas & E. Co.* v. *G.W. Thomas Drayage etc. Co.* (1968) 69 Cal.2d 33, 36 [69 Cal.Rptr. 561, 442 P.2d 641]; *Otis Elevator Co.* v. *Toda Construction* (1994) 27 Cal.App.4th 559, 561, fn.1 [32 Cal.Rptr.2d 404]; *Appalachian Ins. Co.* v. *McDonnell Douglas Corp.* (1989) 214 Cal.App.3d 1, 43 [262 Cal.Rptr. 716]; *John E. Branagh & Sons* v. *Witcosky* (1966) 242 Cal.App.2d 835, 836, fn.2 [51 Cal.Rptr. 844]) few courts have discussed the scope of indemnity under this language and those which have usually have done so in the context of whether the language expresses an intent to indemnify the indemnitee for its own negligence (see, e.g., *Graver Tank & Manufacturing Co.* v. *Fluor Corp., Ltd.* (1967) 4 Ariz.App. 476 [421 P.2d 909, 910]; *Robert & Company Assoc.* v. *Pinkerton & Laws Co.* (1969) 120 Ga.App. 29 [169 S.E.2d 360, 363].) We have found only two cases which address the meaning of "arising out of performance of work," or its equivalent, in terms of causation. In *Perkins* v. *Rubicon, Inc.* (La. 1990) 563 So.2d 258, 259, the court read this language "as requiring a connexity

Contrary to Amtech's contention, the causal connection defined in the agreement does not impose virtually unlimited liability on Amtech. Amtech's liability must be connected to an "act" or "omission" in the performance of its subcontract, not merely to the performance itself. Therefore, the fact Amtech installed the refrigeration system in the plant would not make it liable for indemnity for the loss incurred in paying damages to someone who suffered food poisoning from eating an Oscar Meyer hot dog on the theory that but for the refrigeration system Oscar Meyer could not have made the hot dog. The indemnitee in this hypothetical case would have to establish the loss was in some way connected to a specific act or omission of Amtech. Amtech is not liable for *any* act or omission connected with the performance of work under the subcontract, but only acts or omissions "on the part of [Amtech], its agents, subcontractors or employees." As a further limitation on its liability, Amtech is expressly not required to indemnify Continental for losses arising from the sole negligence or the sole misconduct of Continental, its officers, agents, servants, or independent contractors.

Furthermore, we are dealing here with two large, sophisticated construction enterprises which could be expected to review, understand and bargain over their indemnity agreement. The record shows the parties did in fact negotiate a number of substantive modifications to the contract originally offered by Continental. Thus, unless public policy requires a different result, "[w]hen the parties knowingly bargain for the protection at issue, the protection should be afforded." (*Rossmoor Sanitation, Inc.* v. *Pylon, Inc.* (1975) 13 Cal.3d 622, 633 [119 Cal.Rptr. 449, 532 P.2d 97].)

We find nothing unconscionable about the risk allocation in the agreement. This is not a case of a small-time subcontractor being saddled with ruinous liability for the mere privilege of installing a valve in a meat packing plant.[4] As we noted above, Amtech is a large, sophisticated company which had the opportunity to, and did in fact, negotiate the terms of its subcontract with Continental. Moreover, Amtech was paid $1.2 million for its work in remodeling the refrigeration plant.

For the reasons stated above, we conclude the trial court properly awarded Continental indemnity for its losses in the good faith settlement of the claims against it and the costs incurred in defending those claims.

---

similar to that required for determining cause in fact." The court in *Commander* v. *BASF Wayondotte Corp.* (5th Cir. 1992) 978 F.2d 924, 927, relying on *Perkins*, held the term " 'occur[] directly or indirectly as the result of the Contractor's prosecution of the work.' . . . requires only a presence test, a 'but for' causation test, like the provision in *Perkins*."

[4]Cf. *Jones* v. *Strom Construction Co., Inc.* (1974) 84 Wn.2d 518 [527 P.2d 1115, 1118] in which the court held it would be unreasonable to construe an indemnity agreement to require the subcontractor to indemnify the contractor for its own sole negligence when, among other things, the subcontract involved only approximately one-twentieth of the overall contract price for the project.

II. *The Trial Court Properly Awarded Continental Attorney Fees Incurred in This Action to Enforce the Indemnity Agreement.*

(4) Amtech argues even if Continental is entitled to indemnity for its losses, including attorney fees, in defending and settling the claims against it, Continental is not entitled to attorney fees incurred in prosecuting this action. Again, we disagree.

To state the obvious: Whether Continental is entitled to recover attorney fees incurred in enforcing the indemnity agreement, as opposed to recovering attorney fees incurred in defending the underlying claims, depends on the language of the contract.

In the cases cited by Amtech, the contract provisions pertaining to attorney fees were limited to attorney fees incurred in defending against the underlying claims. For example, in *Hillman* v. *Leland E. Burns, Inc.* (1989) 209 Cal.App.3d 860, 865 [257 Cal.Rptr. 535] the contract provided only that the indemnitor would indemnify " 'against all claims, damages, losses and expenses including attorneys' fees arising out of or resulting from the performance of the Work.' " (See also *Otis Elevator Co.* v. *Toda Construction, supra*, 27 Cal.App.4th at p. 564; *Myers Building Industries, Ltd.* v. *Interface Technology, Inc., supra*, 13 Cal.App.4th at pp. 973-974; *Meininger* v. *Larwin-Northern California, Inc.* (1976) 63 Cal.App.3d 82, 84 [135 Cal.Rptr. 1]; *County of San Joaquin* v. *Stockton Swim Club* (1974) 42 Cal.App.3d 968, 971 [117 Cal.Rptr. 300].)

In contrast, the contract before us expressly provides for attorney fees incurred as the result of any breach of the contract.

Section 11 of the contract provides: "The Subcontractor specifically obligates itself to the Contractor in the following respects . . . :" There follow seven subparagraphs defining the subcontractor's obligations. Subparagraph (b) contains the indemnity provision which we have discussed above. Included in that indemnity provision is the obligation to indemnify Continental from all loss, damage, etc., "including attorney's fees" which "arises out of or is in any way connected with the performance of work under this Subcontract." If this was the extent of the contract's provision for attorney fees, we would agree with Amtech that Continental is not entitled to attorney fees incurred in prosecuting this action for breach of the indemnity agreement. There is, however, an additional provision on attorney fees.

Following the last subparagraph, section 11 goes on to state: "*And* the Subcontractor shall indemnify the Contractor, and save it harmless from any and all loss, damage, costs, expenses and attorney's fees suffered or incurred *on account of any breach of the aforesaid obligations and covenants, and any other provision or covenant of this Subcontract.*" (Italics added.) It is clear this concluding paragraph is not referring to indemnity for attorney fees incurred in defending actions brought against Continental. That indemnity is covered in subparagraph (b) of the section. Rather, the quoted language is intended to entitle Continental to attorney fees in any action it brings against Amtech for breach of any provision of the contract including, but not limited to, breach of the indemnity provisions of subparagraph (b).

Therefore, the trial court properly awarded Continental attorney fees incurred in prosecuting this action.

DISPOSITION

The judgment is affirmed.

Lillie, P. J., and Woods, J., concurred.

A petition for a rehearing was denied March 13, 1997, and appellant's petition for review by the Supreme Court was denied May 14, 1997.

E

[No. B135292. Second Dist., Div. One. Sept. 29, 2000.]

WILSHIRE-DOHENY ASSOCIATES, LTD., et al., Cross-complainants and Respondents, v.
STANLEY SHAPIRO et al., Cross-defendants and Appellants.

SUMMARY

In resolution of a dispute arising from real estate transactions, the corporations, corporate officers, and employees involved in the transactions executed mutual releases. Subsequently, these same parties became involved in a legal dispute: A comptroller brought a wrongful termination action against his former employer and its parent corporation, which cross-complained against former corporate officers seeking rescission of the mutual release and damages for breach of fiduciary duty. On the cross-complaint, the trial court entered judgment in favor of cross-defendants, finding that the releases were valid and binding and so barred the breach of fiduciary duty causes of action, then denied their motion for an award of attorney fees and costs. (Superior Court of Los Angeles County, No. SC029959, Harvey A. Schneider, Judge.)

The Court of Appeal reversed the portion of the judgment denying cross-defendants' motion for attorney fees and remanded for further proceedings. The court held that the trial court erred in determining, as a matter of law, that Corp. Code, § 317, did not apply. The question as to whether § 317 applied was a factual one. A trial on the allegations of the complaint was necessary to determine whether the alleged breaches of cross-defendants' fiduciary duty had occurred on behalf of the corporation, or whether cross-defendants had been acting to further their own personal interests. The court further held that there was nothing in any of the three contractual provisions providing for the corporation's indemnification of its officers that limited their application to third party lawsuits, but that those provisions required the same showing for indemnification as that required by § 317. (Opinion by Spencer, P. J., with Ortega and Mallano, JJ., concurring.)

HEADNOTES

Classified to California Digest of Official Reports

(1a-1f) Corporations § 39—Directors, Officers, and Agents—Liability—Statutory and Contractual Right to Indemnification in Proceedings or Actions—Attorney Fees.—The trial court erred in denying attorney fees and costs to former corporate officers who prevailed against the corporation in a cross-complaint filed against them, by which the corporation sought rescission of mutual releases the parties had executed to resolve disputed real estate transactions and damages for alleged breaches of fiduciary duty. The trial court erred in determining, as a matter of law, that Corp. Code, § 317 (indemnification of agent of corporation in proceedings or actions performed in connection with corporate functions), did not apply. The question as to whether Corp. Code, § 317, applied was a factual one. A trial on the allegations of the complaint was necessary to determine whether the alleged breaches of cross-defendants' fiduciary duty had occurred on behalf of the corporation, or whether cross-defendants had been acting to further their own personal interests. Further, under Corp. Code, § 317, subd. (d), the trial court's determination that the action would not succeed, in that the mutual release barred its prosecution, was a determination on the merits. In addition, there was nothing in any of the three contractual provisions providing for the corporation's indemnification of its officers that limited their application to third party lawsuits. However, those contractual provisions required the same showing for indemnification as that required by Corp. Code, § 317.

[See 9 Witkin, Summary of Cal. Law (9th ed. 1989) Corporations, §§ 91-93.]

(2a, 2b) Corporations § 39—Directors, Officers, and Agents—Liability—Statutory Right to Indemnification in Proceedings or Actions—Policy Considerations—Coverage.—The policy considerations behind Corp. Code, § 317 (indemnification of agent of corporation in proceedings or actions), are that persons who serve the corporation in good faith should, in the absence of certain conduct (e.g., fraud or breach of fiduciary duty), be free from liability for corporate acts. Indemnification encourages capable persons to perform their duties, secure in the knowledge that expenses incurred by them despite their honesty and integrity will be borne by the corporation. The conduct of the agent which gives rise to the claim against him or her must have been performed in connection with corporate functions and not with respect to purely personal matters. The agent must have been acting to promote the corporate good, not pursuing personal profit or interests. The statute allows indemnification of an agent who is negligent or has made a mistake, but not one who has acted in bad faith or is guilty of intentional misconduct.

(3) **Malicious Prosecution § 7—Essentials to Maintenance of Action—Favorable Termination.**—In the context of a malicious prosecution action, the required favorable termination of the underlying action is one reflecting on the merits of the action and the plaintiff's innocence of the misconduct alleged. There is a two-part showing. Thus, when the underlying action is terminated in some manner other than by a judgment on the merits, the court examines the record to see if the disposition reflects the opinion of the court or the prosecuting party that the action would not succeed. If resolution of the underlying action leaves a residue of doubt about the plaintiff's innocence or liability, it is not a favorable termination sufficient to support a cause of action for malicious prosecution.

(4) **Statutes § 39—Construction—Language—Giving Effect to Statute—Conformation of Parts.**—As a general rule, when the Legislature has used a term or phrase in one part of a statute but excluded it from another, courts do not imply the missing term or phrase in the part of that statute from which the Legislature has excluded it.

(5) **Contribution and Indemnification § 9—Operation and Interpretation of Indemnification Agreements.**—An indemnitor in an indemnity contract generally undertakes to protect the indemnitee against loss or damage through liability to a third person. However, each indemnity agreement is interpreted according to the language and contents of the contract as well as the intention of the parties as indicated by the contract. The extent of the duty to indemnify is determined from the contract. The indemnity provisions of a contract are to be construed under the same rules governing other contracts with a view to determining the actual intent of the parties.

COUNSEL

Kalisch, Cotugno & Rust, Richard N. Rust and Lee W. Cotugno for Cross-defendants and Appellants.

Dennis R. Bunker and Jeffrey L. Melczer for Cross-complainants and Respondents.

OPINION

SPENCER, P. J.—

INTRODUCTION

Appellants Stanley Shapiro and Jeffrey R. Matsen appeal from a judgment denying appellants attorney's fees on the cross-complaint by respondents Wilshire-Doheny Associates, Ltd., and Daishin U.S.A. Co., Ltd. We reverse that portion of the judgment.[1]

FACTUAL AND PROCEDURAL BACKGROUND

Daishin Kyouritsu, Ltd., is a Japanese company (hereinafter Daishin Japan). In 1989, it incorporated a wholly owned subsidiary in Hawaii, respondent Daishin U.S.A. Co., Ltd. (Daishin USA). Kenshi Shishido (Shishido) was president of both Daishin Japan and Daishin USA.

Daishin USA and Shishido created respondent Wilshire-Doheny Associates, Ltd. (WDA) in 1989 to acquire a commercial office building (the Building) at Wilshire Boulevard and Doheny Drive in Beverly Hills. Daishin USA also created Wilshire-Doheny Investment Corporation (WDIC) to operate and manage the building. WDIC became a 15 percent owner of WDA, while Daishin USA owned the other 85 percent.

Kazuya Shinoda (Shinoda) was made chief executive and financial officer of WDIC. Shinoda also served as an intermediary between Shishido and those with whom he did business in the United States, since Shishido did not speak English and Shinoda spoke both English and Japanese.

WDA purchased the Building in December 1989. Shishido did not have the funds to purchase the Building, so he approached Taro Tanabe (Tanabe), chairman and chief executive officer of Daishin Japan, for a loan. Tanabe arranged for a loan to Daishin Japan, which then lent the money to Daishin USA. Although the purchase price of the Building was $33.7 million, Daishin USA borrowed $37.2 million from Daishin Japan.

[1]Other portions of the judgment are being challenged in a separate appeal by Wilshire-Doheny Associates, Ltd., and Daishin U.S.A. Co., Ltd. (*Wilshire-Doheny Associates, Ltd. v. Shapiro* (B136477).)

Appellant Jeffrey R. Matsen (Matsen) is an attorney. Shishido hired him in late 1989 to provide legal services to Daishin USA with respect to the purchase of the Building and another piece of property, Carmel Highland, a resort in San Diego County. On December 7, 1989, Shishido made Matsen vice-president and assistant secretary of Daishin USA. Matsen also assisted in the formation of WDIC and served temporarily as a corporate officer.

Appellant Stanley Shapiro (Shapiro) is a real estate broker. In late 1989, Shishido requested that Shapiro serve as real estate broker for Daishin USA and WDA in the purchase of the Building and Carmel Highland. He agreed to do so. He worked with Matsen to complete the purchase of the two properties.

When WDIC took over management of the Building, Shapiro agreed to serve as the corporation's president. He served as president or acting president until April 1994.

Problems began to arise in 1991. Tanabe learned that the purchase price of the Building was $33.7 million, not the $37.2 million he had arranged to be loaned to Daishin USA. He also learned that Daishin USA did not own the Building in its entirety, as he had believed, but owned only 85 percent of it. He asked Shishido, Shinoda, Matsen and Shapiro to explain these discrepancies, but none of them would answer him.

Then Shapiro demanded $3 million from Daishin Japan. This was based on advances made for operating expenses for the Building and Carmel Highland. Tanabe became concerned about the manner in which WDIC was managing the Building as well as its involvement with Carmel Highland.

A number of meetings were held toward the middle and end of 1991 to resolve the problems and, specifically, to ensure that Daishin Japan would be repaid the money it had loaned Daishin USA. Tanabe, Shishido, Shinoda, Matsen and Shapiro were present, as well as attorneys and accountants. There was no final resolution of the problems at that time, however.

Dissatisfied with Shishido's performance, Tanabe relieved Shishido of many of his responsibilities in 1992. Shishido ultimately resigned in 1993. His reason for resigning was that "everyone" had defrauded him.

After Shishido was relieved of his responsibilities, Tanabe sought financial information from Shinoda, Shapiro and Bruce Karasik (Karasik), the Building's comptroller.[2] None of them provided the requested information.

By the summer of 1993, the value of real estate in California was declining and the Building was losing money. Tanabe came to Beverly Hills from Japan and spoke with Shinoda and Shapiro, who were in control of the Building. They were not helpful. Tanabe decided to make it his highest priority to protect Daishin Japan's investment. He wanted Daishin USA to take full ownership and control of the Building.

After months of negotiations, representatives of Daishin Japan and Daishin USA met with representatives of WDIC for three days to negotiate a mutual release. The release was executed on January 13, 1994, by Tanabe, on behalf of Daishin USA, and Shinoda and Shapiro, on behalf of WDIC. It provided that "[i]n consideration for the transfer of the interest in Wilshire-Doheny Associates ('WDA') from Wilshire Doheny Investments Corporation ('WDIC') to DAISHIN thereby resulting in distribution of the Building from WDA to DAISHIN, DAISHIN hereby releases and discharges WDIC and its affiliates, and Kazuya Shinoda, Stanley Shapiro, Jeffrey R. Matsen . . . [and] Bruce Karasik . . . (Collectively WDIC Releasees), from any and all rights, claims, counter claims, demands, obligations, duties, liabilities, guarantees and/or causes of action of any nature whatsoever or which DAISHIN may have or claim to have against the WDIC Releasees." The WDIC Releasees similarly released Daishin Japan, Daishin USA and Tanabe. The mutual release excluded a 1993 loan to WDIC and addressed a number of specific obligations. It also waived the benefit of Civil Code section 1542, which provides that a general release does not extend to unknown claims.

On August 2, 1994, Karasik filed a complaint against WDA, Daishin Japan and Daishin USA for declaratory relief, an accounting, nonpayment of wages, breach of contract, fraud, negligent misrepresentation, negligence, negligent and intentional infliction of emotional distress and conspiracy. His action was based upon WDA's termination of his employment on April 26, 1994.

In response, WDA and Daishin USA filed a cross-complaint against Karasik, Shishido, Shinoda, Shapiro, Matsen, WDIC and others, setting forth causes of action for declaratory relief, rescission, indemnification, breach of

[2]Karasik, an accountant, had worked as the Building's comptroller prior to its purchase by Daishin USA. He thereafter was hired by WDA to continue in that position. He also performed a minimal amount of work for WDIC.

fiduciary duty, conversion and conspiracy. As to Shapiro and Matsen, WDA and Daishin USA sought rescission of the mutual release, indemnification for any liability to Karasik, damages for breach of fiduciary duty and damages for conversion. Answering the cross-complaint, Shapiro and Matsen pled the mutual release as a bar to the action against them. In addition, they sought attorney's fees and costs.[3]

At the beginning of trial, the trial court bifurcated trial of the question of the effect of the mutual release, that issue to be tried first by the court. After trial, the court found the mutual release was valid, binding and enforceable. By it, Daishin USA intended to release all claims relating to disputes between the parties, including those relating to the Building and its management and those arising from facts discovered subsequent to the execution of the mutual release. Even after learning of facts which might justify rescission of the mutual release, Daishin USA ratified the mutual release in order to obtain benefits for itself. Daishin USA therefore was estopped from seeking to rescind the mutual release.

Thereafter, the trial court found Daishin USA was not entitled to indemnification for liability imposed on it in the Karasik lawsuit. Shapiro and Matsen did not breach any fiduciary duty owed to Daishin USA.

The trial court entered a judgment: in favor of Karasik and against WDA and Daishin USA on the complaint; in favor of WDA and Daishin USA and against Shishido on WDA and Daishin USA's cross-complaint; in favor of Shapiro, Matsen, Shinoda and the other cross-defendants on WDA and Daishin USA's cross-complaint; and in favor of Matsen and against Daishin USA on Matsen's cross-complaint. WDA and Daishin USA appealed from this judgment. The appeal later was dismissed for lack of jurisdiction, in that there were still issues to be resolved in the action, so there was no final judgment. (*Karasik v. Wilshire-Doheny Associates, Ltd.* (July 30, 1999, B129053).)

Shapiro and Matsen filed a memorandum of costs and moved for an award of attorney's fees and costs as sanctions for bad faith conduct pursuant to Code of Civil Procedure section 128.5 and/or pursuant to indemnity agreements with Daishin USA under Code of Civil Procedure sections 1021 and 1033.5. They later claimed, in a supplemental brief, that they were entitled to attorney's fees under Corporations Code section 317, subdivision (c), as well. Shinoda also sought attorney's fees and costs.

[3]Matsen also filed a cross-complaint against Daishin USA for breach of contract, breach of the implied covenant of good faith and fair dealing, quantum meruit and account stated.

There are three indemnity provisions at issue. Daishin USA's February 10, 1989 articles of incorporation provide in article IX for indemnification of corporate officers, directors and employees for actions taken against them in their corporate capacity as long as they were acting in good faith. The indemnity provision includes reasonably incurred attorney's fees and costs.

On November 1, 1989, Daishin USA entered into an agreement of indemnity with Shapiro and Matsen. It provided that "[i]n order to induce the Indemnitees to provide assistance and services to Daishin with respect to Daishin's various real estate and business enterprises and investments in the United States, Daishin agrees to indemnify and hold the Indemnitees and their assigns, successors, heirs, and personal representatives harmless against any and all claims, suits, demand, actions, causes of actions [*sic*], damages, set-offs, liens, attachments, debts, expenses, judgments, or other liabilities of whatsoever kind or nature arising out of or related to the actions taken by the Indemnitees on behalf of Daishin and its affiliates . . . . This indemnification shall include reasonable attorneys fees and costs."

The December 7, 1989 document making Matsen vice-president and assistant secretary of Daishin USA provides in pertinent part "that Daishin U.S.A. Co., Ltd. hereby indemnifies and holds Jeffrey R. Matsen harmless from any and all claims, actions and liabilities brought against him with respect to his capacity as Vice President or Assistant Secretary or any actions he takes in good faith on behalf of the Corporation. This indemnity shall include the cost of reasonable attorneys fees and related expenses."

In one of several hearings on the attorney's fees issue, the trial court found the indemnity agreements were not broad enough to cover an award of attorney's fees in the instant action. At another hearing, it found article IX of Daishin USA's articles of incorporation was virtually identical to Corporations Code section 317. At that time, it found Corporations Code section 317, subdivision (e), inapplicable to the instant case. It found subdivision (d) of section 317 might be applicable, but first Shapiro, Matsen and Shinoda would have to show that they acted in good faith. This would require a trial on the issue, which Shapiro, Matsen and Shinoda declined, claiming subdivision (d) did not require a showing of good faith.

The trial court eventually denied the motions for attorney's fees. It found Corporations Code section 317 did not apply, in that, "in acting to establish the validity of the [mutual] release, [Shapiro, Matsen and Shinoda] were pursuing their own personal interest, were not acting for the corporate good and were not agents within the meaning of Corporations Code section

317(c). [They] are, therefore, not entitled to be indemnified for attorneys' fees incurred in defending Daishin[USA]'s causes of action to rescind the [mutual] release and obtain indemnification."

CONTENTION

(1a) Appellants contend the trial court erred in finding they were not entitled to have Daishin USA indemnify them for their attorney's fees and costs incurred in successfully defending the cross-complaint against them under the indemnity provisions and Corporations Code section 317. For the reasons set forth below, we agree.

DISCUSSION

Corporations Code section 317

Corporations Code section 317 (section 317), subdivision (c), provides in pertinent part that "[a] corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders." Subdivision (d) of section 317 provides that "[t]o the extent that an agent of a corporation has been successful on the merits in defense of any proceeding referred to in subdivision (b) or (c) or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith." Subdivision (e)(4) of section 317 provides that, "[e]xcept as provided in subdivision (d), any indemnification under this section shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in subdivision (b) or (c), by . . . [¶] . . . [¶] [t]he court in which the proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by the corporation." "Expenses" as used in the foregoing subdivisions include attorney's fees. (§ 317, subd. (a).)

(2a) The policy considerations behind section 317 "are that persons who serve the corporation in good faith should, in the absence of certain conduct (fraud, breach of fiduciary duties, etc.) be free from liability for corporate acts; indemnification encourages capable persons to perform their duties, secure in the knowledge that expenses incurred by them despite their honesty and integrity will be borne by the corporation. [Citations.]" (*Plate v. Sun-Diamond Growers* (1990) 225 Cal.App.3d 1115, 1122-1123 [275 Cal.Rptr. 667].)

In order for section 317 to apply, the action must have been brought against the indemnitee "by reason of the fact that the person is or was an agent of the corporation." (*Id.,* subds. (b), (c).) " 'In other words, the conduct of the agent which gives rise to the claim against him must have been performed in connection with his corporate functions and not with respect to purely personal matters.' [Citation.]" (*Plate v. Sun-Diamond Growers, supra,* 225 Cal.App.3d at p. 1123.) The agent must have been acting to promote the corporate good, not personal profit or interests. (*Id.* at pp. 1123-1124.)

In addition, subdivision (c) of section 317 requires that the agent act "in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders." It allows indemnification of an agent who is negligent or has made a mistake, but not one who has acted in bad faith or is guilty of intentional misconduct. (*Plate v. Sun-Diamond Growers, supra,* 225 Cal.App.3d at pp. 1124-1125.)

(1b) In the cross-complaint against appellants, Daishin USA alleged in its cause of action for rescission of the mutual release that appellants and other cross-defendants concealed from Daishin USA relevant facts regarding the relationships among them; that real and personal property improperly was transferred from Daishin USA to the cross-defendants without Daishin USA's knowledge and consent or proper consideration; that cross-defendants kept money that should have been paid to Daishin USA; that cross-defendants failed to disclose fees, commissions and kickbacks they received; and that they received double payment for services allegedly rendered. In the indemnification cause of action, Daishin USA and WDA alleged that appellants and other cross-defendants caused WDA to enter into the employment agreement with Karasik, knowing that the employment agreement was not in WDA's best interests.

Daishin USA and WDA alleged in one cause of action for breach of fiduciary duty that the foregoing action by appellants and other cross-defendants breached their fiduciary duty owed to Daishin USA and WDA. Further, the cross-defendants' actions were fraudulent, malicious, oppressive and intentional. An additional cause of action for breach of fiduciary duty defense of" the action. Respondents counter that appellants did not prevail on the merits in their defense of the action but rather prevailed on a technical defense. Since they were not "acquitted of any wrongdoing," they were not entitled to indemnification under section 317, subdivision (d). (*Plate v. Sun-Diamond Growers, supra*, 225 Cal.App.3d at p. 1124.)

American Nat. Bank & Trust Co. v. Schigur (1978) 83 Cal.App.3d 790 [148 Cal.Rptr. 116], cited by appellants, addressed the question whether voluntary dismissal with prejudice constitutes success on the merits. The court concluded the legislative intent behind subdivision (d) of section 317 was "that mandatory indemnification should depend upon a judicial determination of the actual merits of the agent's defense." (83 Cal.App.3d at p. 793.) Thus, the dismissal was not success on the merits. The court did not address the question whether the nature of the defense would affect the determination as to whether success was on the merits.

(3) In the context of a malicious prosecution action, the required favorable termination of the underlying action is one "reflecting on the merits of the action *and* the plaintiff's innocence of the misconduct alleged." (*Sierra Club Foundation v. Graham* (1999) 72 Cal.App.4th 1135, 1147, 1149 [85 Cal.Rptr.2d 726], italics added.) There is a two-part showing. Thus, when the underlying action is terminated in some manner other than by a judgment on the merits, the court examines the record "to see if the disposition reflects the opinion of the court or the prosecuting party that the action would not succeed. If resolution of the underlying action leaves a residue of doubt about the plaintiff's innocence or liability, it is not a favorable termination sufficient to support a cause of action for malicious prosecution." (*Id.* at p. 1149.)

(1d) Section 317, subdivision (d), by its terms, requires only a showing that the agent has been "successful on the merits in defense of [the] proceeding." This is a showing that "the disposition reflects the opinion of the court or the prosecuting party that the action would not succeed." (*Sierra Club Foundation v. Graham, supra*, 72 Cal.App.4th at p. 1149.)

The trial court's determination in the instant case, as to the rescission and breach of fiduciary duty causes of action, was that the action would not succeed, in that the mutual release barred its prosecution. The mutual release operated to effect a relinquishment of the right to pursue the claims raised against appellants. (*Hastings v. Matlock* (1980) 107 Cal.App.3d 876, 882 [166 Cal.Rptr. 229].) While appellants' innocence of the misconduct alleged was not established, appellants' lack of liability was established. In this respect, the determination is one on the merits.

alleged that appellant Matsen intentionally, fraudulently and maliciously failed to disclose conflicts of interest related to other entities he represented or had interests in; usurped corporate opportunities; and overbilled and double-billed Daishin USA and WDA. Another breach of fiduciary duty cause of action alleged that appellant Shapiro intentionally, fraudulently and maliciously failed to disclose conflicts of interest related to other entities he represented or had interests in.

(2b) In determining whether section 317 applies, the question to be asked is whether the foregoing alleged acts, for which appellants were made parties to the lawsuit, were " 'performed in connection with [appellants'] corporate functions and not with respect to purely personal matters.' " (*Plate v. Sun-Diamond Growers, supra*, 225 Cal.App.3d at p. 1123.) **(1c)** It is not, as the trial court saw it, whether "in acting to establish the validity of the [mutual] release, [appellants] were pursuing their own personal interest, were not acting for the corporate good and were not agents within the meaning of Corporations Code section 317(c)." Neither is it, as respondents argue, whether "at the time of the Release, appellants were acting on their own behalf, not on behalf of Daishin." " '[T]he conduct of the [appellants] which [gave] rise to the claim against [them]' " (*Plate v. Sun-Diamond Growers,* supra, 225 Cal.App.3d at p. 1123) was that set forth above, not anything having to do with the execution or defense of the mutual release. The mutual release was involved in the litigation only because it was necessary that the release be set aside in order for appellants to be held liable for their alleged conduct.

The question as to whether section 317 applies is a factual one. (*Plate v. Sun-Diamond Growers, supra*, 225 Cal.App.3d at p. 1125.) Therefore, the trial court erred in determining, as a matter of law, section 317 did not apply because appellants were pursuing their own interests in opposing rescission of the mutual release. A trial on the allegations of the complaint is necessary to determine whether appellants' alleged acts, set forth on pages 1389-1390, *ante*, were in fact taken on behalf of the corporation, or whether appellants were acting to further their own personal interests.

Additionally, as appellants point out, section 317, subdivision (c), applies to actions "*by* or in the right of the corporation to procure a judgment in its favor." (Italics added.) It is not, by its terms, limited in application to third party lawsuits. Thus, that appellants were sued by the corporation is not a bar to recovery.

Appellants claim that under subdivision (d) of section 317, they were entitled to indemnification, in that they were "successful on the merits in

Respondents claim it is not, citing *Silver v. Shemanski* (1949) 89 Cal.App.2d 520 [201 P.2d 418] and Code of Civil Procedure section 597. In *Silver*, the plaintiff filed a complaint for declaratory relief against the defendants. (89 Cal.App.2d at p. 524.) He subsequently entered into a compromise agreement with one of the defendants, agreeing to dismiss the action for consideration. (*Id.* at pp. 526-527.) The plaintiff did not dismiss the action, however. Sometime thereafter, that defendant filed an answer and a cross-complaint. (*Id.* at pp. 527-528.) In the cross-complaint, she sought to set aside the compromise agreement. When the case was called for trial, the plaintiff sought to try first the question whether the compromise agreement should be set aside, in that, if the agreement was found to be valid, that finding would dispose of the remaining issues. The trial court tried that issue first, found the compromise agreement to be valid, and dismissed the cross-complaint. (*Id.* at pp. 528-529.) The question on appeal was whether the trial court erred in first trying the question of the validity of the compromise agreement. (*Id.* at p. 529.)

The court observed that pursuant to Code of Civil Procedure former section 2042, the trial court had discretion to regulate the order of proof.[4] (*Silver v. Shemanski*, *supra*, 89 Cal.App.2d at p. 529.) Code of Civil Procedure section 597 provides the trial court with authority to hear first a special defense that would bar a recovery by the plaintiff. (*Silver*, *supra*, at p. 530.) The court then noted that "section 597 of the Code of Civil Procedure is but a legislative recognition of the power of a trial court under section 2042 of the Code of Civil Procedure and places an imprimatur upon a practice which contemplates a trial first of the severable issues which if determined adversely to the plaintiff will obviate the necessity of a protracted trial of issues which by such determination are rendered irrelevant and immaterial. The rule in question is supported by reasons based upon the economical and speedy administration of justice." (*Ibid.*) The court thereafter concluded that the trial court was justified in trying first the question of the validity of the compromise agreement, since determination of that issue might render trial on the remaining issues unnecessary. (*Id.* at pp. 530-531.)

Code of Civil procedure section 597 allows trial first of special defenses not involving the merits of the action, such as that the action is barred by the statute of limitations or by a prior judgment. *Silver did not* hold that the question of the validity of the compromise agreement was a special defense not on the merits triable under section 597. *Silver* held that question could be tried first, but it allowed that the trial court had the power to try it first under Code of Civil Procedure section 2042. Therefore, *Silver* does not support

[4]This provision has been replaced by Evidence Code section 320.

defense of" the action. Respondents counter that appellants did not prevail on the merits in their defense of the action but rather prevailed on a technical defense. Since they were not "acquitted of any wrongdoing," they were not entitled to indemnification under section 317, subdivision (d). (*Plate v. Sun-Diamond Growers*, *supra*, 225 Cal.App.3d at p. 1124.)

American Nat. Bank & Trust Co. v. Schigur (1978) 83 Cal.App.3d 790 [148 Cal.Rptr. 116], cited by appellants, addressed the question whether voluntary dismissal with prejudice constitutes success on the merits. The court concluded the legislative intent behind subdivision (d) of section 317 was "that mandatory indemnification should depend upon a judicial determination of the actual merits of the agent's defense." (83 Cal.App.3d at p. 793.) Thus, the dismissal was not success on the merits. The court did not address the question whether the nature of the defense would affect the determination as to whether success was on the merits.

(3) In the context of a malicious prosecution action, the required favorable termination of the underlying action is one "reflecting on the merits of the action *and* the plaintiff's innocence of the misconduct alleged." (*Sierra Club Foundation v. Graham* (1999) 72 Cal.App.4th 1135, 1147, 1149 [85 Cal.Rptr.2d 726], italics added.) There is a two-part showing. Thus, when the underlying action is terminated in some manner other than by a judgment on the merits, the court examines the record "to see if the disposition reflects the opinion of the court or the prosecuting party that the action would not succeed. If resolution of the underlying action leaves a residue of doubt about the plaintiff's innocence or liability, it is not a favorable termination sufficient to support a cause of action for malicious prosecution." (*Id.* at p. 1149.)

(1d) Section 317, subdivision (d), by its terms, requires only a showing that the agent has been "successful on the merits in defense of [the] proceeding." This is a showing that "the disposition reflects the opinion of the court or the prosecuting party that the action would not succeed." (*Sierra Club Foundation v. Graham*, *supra*, 72 Cal.App.4th at p. 1149.)

The trial court's determination in the instant case, as to the rescission and breach of fiduciary duty causes of action, was that the action would not succeed, in that the mutual release barred its prosecution. The mutual release operated to effect a relinquishment of the right to pursue the claims raised against appellants. (*Hastings v. Matlock* (1980) 107 Cal.App.3d 876, 882 [166 Cal.Rptr. 229].) While appellants' innocence of the misconduct alleged was not established, appellants' lack of liability was established. In this respect, the determination is one on the merits.

Respondents claim it is not, citing *Silver v. Shemanski* (1949) 89 Cal.App.2d 520 [201 P.2d 418] and Code of Civil Procedure section 597. In *Silver*, the plaintiff filed a complaint for declaratory relief against the defendants. (89 Cal.App.2d at p. 524.) He subsequently entered into a compromise agreement with one of the defendants, agreeing to dismiss the action for consideration. (*Id.* at pp. 526-527.) The plaintiff did not dismiss the action, however. Sometime thereafter, that defendant filed an answer and a cross-complaint. (*Id.* at pp. 527-528.) In the cross-complaint, she sought to set aside the compromise agreement. When the case was called for trial, the plaintiff sought to try first the question whether the compromise agreement should be set aside, in that, if the agreement was found to be valid, that finding would dispose of the remaining issues. The trial court tried that issue first, found the compromise agreement to be valid, and dismissed the cross-complaint. (*Id.* at pp. 528-529.) The question on appeal was whether the trial court erred in first trying the question of the validity of the compromise agreement. (*Id.* at p. 529.)

The court observed that pursuant to Code of Civil Procedure former section 2042, the trial court had discretion to regulate the order of proof.[4] (*Silver v. Shemanski, supra*, 89 Cal.App.2d at p. 529.) Code of Civil Procedure section 597 provides the trial court with authority to hear first a special defense that would bar a recovery by the plaintiff. (*Silver, supra*, at p. 530.) The court then noted that "section 597 of the Code of Civil Procedure is but a legislative recognition of the power of a trial court under section 2042 of the Code of Civil Procedure and places an imprimatur upon a practice which contemplates a trial first of the severable issues which if determined adversely to the plaintiff will obviate the necessity of a protracted trial of issues which by such determination are rendered irrelevant and immaterial. The rule in question is supported by reasons based upon the economical and speedy administration of justice." (*Ibid.*) The court thereafter concluded that the trial court was justified in trying first the question of the validity of the compromise agreement, since determination of that issue might render trial on the remaining issues unnecessary. (*Id.* at pp. 530-531.)

Code of Civil procedure section 597 allows trial first of special defenses not involving the merits of the action, such as that the action is barred by the statute of limitations or by a prior judgment. *Silver did not* hold that the question of the validity of the compromise agreement was a special defense not on the merits triable under section 597. *Silver* held that question could be tried first, but it allowed that the trial court had the power to try it first under Code of Civil Procedure section 2042. Therefore, *Silver* does not support

[4]This provision has been replaced by Evidence Code section 320.

respondents' position that the defense of a mutual release is one not involving the merits of the case.

Based on the foregoing, we conclude that appellants were successful on the merits in their defense of the rescission and breach of fiduciary causes of action. They established there was no merit to respondents' claims, in that the mutual release barred any liability on their part.[5]

As to the indemnification cause of action, the trial court found Daishin USA was not entitled to indemnification for liability imposed on it in the Karasik lawsuit, in that appellants did not breach any fiduciary duty owed to it. Again, this would constitute success on the merits.

Appellants next argue that because they were successful on the merits in their defense of the action, they were entitled to indemnification under subdivision (d) of section 317, and they were not required to meet the good faith standard of subdivision (e) of that section. As previously stated, subdivision (d) provides that "[t]o the extent that an agent of a corporation has been successful on the merits in defense of any proceeding referred to in subdivision (b) or (c) or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith." The subdivision does not mention a good faith requirement, unlike subdivisions (b), (c), and (e). Those subdivisions require that the agent have acted "in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders." (Subd. (c).) They also make indemnification permissive.

(4) As a general rule, "[w]hen the Legislature has used a term or phrase in one part of a statute but excluded it from another, courts do not imply the missing term or phrase in the part of that statute from which the Legislature has excluded it." (*People v. Gardeley* (1996) 14 Cal.4th 605, 621-622 [59 Cal.Rptr.2d 356, 927 P.2d 713].) **(1e)** The Legislature having omitted a good faith requirement from subdivision (d) of section 317, this court should not read it into the statute. (14 Cal.4th at pp. 621-622.)

In re Christian Life Center (9th Cir. 1987) 821 F.2d 1370 interpreted the provisions of section 317 to impose different standards for subdivision (d) than for the other subdivisions. The court held that agents "who prevail on the merits in litigation have a mandatory right to indemnity of litigation

[5]This conclusion is based on the assumption the trial court properly found the mutual release was valid and barred any liability on appellants' part. Respondents attack this finding in their appeal, which we have yet to decide.

expenses. Cal.Corp.Code § 317(d). Even if they do not prevail, they may still be indemnified in nonderivative actions if the corporation or the court hearing the litigation finds they acted 'in good faith and in a manner [they] believed to be in the best interests of the corporation.' *Id.* § 317(b), (e). *Either* prevailing on the merits *or* a finding of good faith is a prerequisite to the indemnity award." (*In re Christian Life Center, supra*, at p. 1374, italics added.)

Cases from other jurisdictions have reached similar results with respect to similar statutes. In *Waltuch v. Conticommodity Services, Inc.* (2d Cir. 1996) 88 F.3d 87, the court in interpreting a similar provision of Delaware law held that once an agent is successful on the merits, he is entitled to mandatory indemnification. (At pp. 95-97.) It is not necessary that the agent achieve "moral exoneration." (*Id.* at p. 96.) "[I]t cannot matter why [the agent] emerged unscathed . . . , or whether his success was deserved." (*Ibid.*) Success on the merits requires indemnification. (*Id.* at p. 97, and cases cited therein.)

We agree with this conclusion. Subdivision (d) of section 317 does not require a finding of good faith, only a finding of success on the merits. Thus, appellants were not required to establish good faith before being entitled to indemnification under that subdivision.

In sum, with respect to section 317, subdivision (d), appellants have met the requirement that they have been successful on the merits in defending the action against them. They need not demonstrate good faith. They are not barred from recovery because the action against them was brought by the indemnifying corporation. They still must establish, however, their agency, i.e., that the alleged acts, for which they were made parties to the lawsuit, were " 'performed in connection with [appellants'] corporate functions and not with respect to purely personal matters.' " (*Plate v. Sun-Diamond Growers*, *supra*, 225 Cal.App.3d at pp. 1123, 1124.)

Appellants also claim the trial court erred in failing to exercise its discretion to determine whether they were entitled to indemnification for their attorney's fees and costs under subdivision (e) of section 317. In light of the conclusion reached above, that if they are entitled to indemnification, they are entitled to it under subdivision (d), this claim need not be addressed.

The Indemnity Provisions

Article IX of Daishin USA's articles of incorporation provides in paragraph (1): "The corporation shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer or employee of the corporation, or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of this corporation . . . ."

Paragraph (2) of article IX contains similar provisions with respect to an "action or suit by or in the right of the corporation to procure a judgment in its favor." An exception to indemnification is provided "in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to this corporation . . . ." Paragraph (3) provides for indemnification "against expenses (including attorneys' fees) actually and reasonably incurred" when a person covered under paragraph (1) or (2) "has been successful on the merits or otherwise in defense" of the action or suit.[6]

In addition, the December 7, 1989 document making Matsen vice-president and assistant secretary of Daishin USA provides in pertinent part "that Daishin U.S.A. Co., Ltd. hereby indemnifies and holds Jeffrey R. Matsen harmless from any and all claims, actions and liabilities brought against him with respect to his capacity as Vice President or Assistant Secretary or any actions he takes in good faith on behalf of the Corporation. This indemnity shall include the cost of reasonable attorneys fees and related expenses."

Finally, Daishin USA's November 1, 1989 indemnity agreement with Shapiro and Matsen provided that "[i]n order to induce the Indemnitees to provide assistance and services to Daishin with respect to Daishin's various real estate and business enterprises and investments in the United States, Daishin agrees to indemnify and hold the Indemnitees and their assigns, successors, heirs, and personal representatives harmless against any and all claims, suits, demand, actions, causes of actions [*sic*], damages, set-offs, liens, attachments, debts, expenses, judgments, or other liabilities of whatsoever kind or nature arising out of or related to the actions taken by the

[6]The "or otherwise" language, while present in the American Bar Association Model Business Corporations Act (ABA Model Bus. Corp. Act, § 8.52), from which section 317 was derived, was omitted from section 317, subdivision (d). (*American Nat. Bank & Trust Co. v. Schigur*, *supra*, 83 Cal.App.3d at p. 793.)

Indemnitees on behalf of Daishin and its affiliates . . . . This indemnification shall include reasonable attorneys fees and costs."

As noted in *Myers Building Industries, Ltd. v. Interface Technology, Inc.* (1993) 13 Cal.App.4th 949 [17 Cal.Rptr.2d 242], attorney's fees ordinarily are not recoverable as costs unless authorized by statute or agreement. (At p. 968.) The indemnity provisions at issue here constitute agreements authorizing recovery of attorney's fees as costs where the provisions are applicable.

Myers continues: "Under California law, an '[i]ndemnity is a contract by which one engages to save another from a legal consequence of the conduct of one of the parties or of some other person.' (Civ. Code, § 2772.) 'An indemnity against claims, or demands, or liability, expressly, or in other equivalent terms, embraces the costs of defense against such claims, demands, or liability incurred in good faith, and in the exercise of a reasonable discretion . . . .' (Civ. Code, § 2778, subd. 3.)" (*Myers Building Industries, Ltd. v. Interface Technology, Inc.*, *supra*, 13 Cal.App.4th at p. 968.)

(5) *Myers* goes on to add that "[a]n indemnitor in an indemnity contract *generally* undertakes to protect the indemnitee against loss or damage through liability to a third person." (*Myers Building Industries, Ltd. v. Interface Technology, Inc.*, *supra*, 13 Cal.App.4th at p. 968, italics added.) However, each indemnity agreement is "interpreted according to the language and contents of the contract as well as the intention of the parties as indicated by the contract. [Citation.] The extent of the duty to indemnify is determined from the contract. [Citation.] The indemnity provisions of a contract are to be construed under the same rules governing other contracts with a view to determining the actual intent of the parties. [Citation.]" (*Id.* at pp. 968-969.)

(1f) There is nothing in the language of any of the three indemnity provisions specifically limiting their application to third party lawsuits. Respondents point to no extrinsic evidence introduced to demonstrate that the parties intended these provisions to apply to third party lawsuits only. (*Estate of Russell* (1968) 69 Cal.2d 200, 209 [70 Cal.Rptr. 561, 444 P.2d 353]; *Moss Dev. Co. v. Geary* (1974) 41 Cal.App.3d 1, 9 [115 Cal.Rptr. 736].) Thus, it has not been shown the indemnity provisions are inapplicable merely because appellants seek indemnification for attorney's fees and costs incurred in an action brought by the indemnitor, Daishin USA. In fact, paragraph (2) of article IX of the articles of incorporation specifically applies to an "action or suit by or in the right of the corporation to procure a judgment in its favor."

As the trial court noted, the provisions of article IX are virtually identical to those of section 317. If appellants make the requisite showing for indemnification under section 317, they would be entitled to indemnification under article IX as well. As to the December 7, 1989 document, again, the requisite showing under section 317, including a showing of good faith, would entitle appellant Matsen to indemnification under this provision.[7]

The November 1, 1989 indemnity agreement does not, by its terms, require a showing of good faith. It does require, however, that appellants' actions have been undertaken "on behalf of Daishin and its affiliates." Thus, the same showing of agency required for indemnity under section 317, subdivision (d), would have to be made to entitle appellants to indemnity under this agreement. This agreement does not, by its terms, require a showing of good faith or success on the merits for it to be applicable.

That portion of the judgment denying appellants' motions for attorney's fees is reversed. The case is remanded for proceedings consistent with the views expressed herein.[8] Appellants are to recover costs on appeal.

Ortega, J., and Mallano, J., concurred.

[7]While section 317, subdivision (g), allows a corporation to provide additional indemnification to directors and officers, it and Corporations Code section 204, subdivision (a), paragraphs (10) and (11), impose a good faith requirement where such additional indemnification rights are provided in the articles of incorporation.

[8]Such proceedings would, at this point, consist of trial on the question whether appellants are entitled to attorney's fees pursuant to section 317 or the indemnity agreements by virtue of their having acted on behalf of respondents in doing the acts for which they were sued. However, our remand is subject to our future decision in *Wilshire-Doheny Associated, Ltd. v. Shapiro*, *supra*, B136477. Should that appeal be resolved in respondents' favor, there may be other issues which the trial court would need to resolve before it can determine whether appellants are entitled to attorney's fees.

F

[No. C013859. Third Dist. Apr. 21, 1994.]

RICHARD BRANSON, Plaintiff and Appellant, v.
SUN-DIAMOND GROWERS OF CALIFORNIA, Defendant and Respondent.

SUMMARY

In an action by the former marketing manager of a corporation against the corporation for equitable and implied contractual indemnity for actions allegedly taken by plaintiff, resulting in a judgment against him by a commodity broker, the trial court sustained the corporation's demurrer and dismissed the action on the ground it was barred by the principles of res judicata and collateral estoppel, based on the denial of statutory indemnity to plaintiff under Corp. Code, § 317, subd. (e)(4), in the prior action. (Superior Court of San Joaquin County, No. 214012, K. Peter Saiers, Judge.)

The Court of Appeal reversed and remanded with directions to set aside the order sustaining the demurrer and to enter an order overruling the demurrer. The court held that the denial of statutory indemnity to plaintiff under Corp. Code, § 317, subd. (e)(4), in the prior action did not bar the present action under res judicata principles. The primary right to seek indemnity under Corp. Code, § 317, is not the same cause of action as one for breach of a contract for indemnity or one asserted under the doctrine of equitable estoppel. The statute merely accords agents of corporations the right to seek authorization for indemnity against adverse judgments rendered against them for their reasonable and good faith acts on behalf of the corporation, while contractual indemnity accords the contracting party a right to indemnity pursuant to the terms of the contract. Similarly, breach of the implied covenant of good faith and fair dealing gives rise to contract remedies, in addition to tort remedies when the breaching party also seeks to shield itself from liability by denying, in bad faith and without probable cause, that the contract exists, while actions for equitable estoppel arise from declarations or conduct of the party estopped. The court further held that, since the statute expressly declares that it does not "affect any right to indemnification to which persons other than directors and officers may be entitled by contract or otherwise," its very terms declared that the granting or denying of relief under it had no preclusive effect on any other legal rights plaintiff might have for indemnity. The court also held that the trial court erred in ruling the action was barred by collateral estoppel. The issue of whether defendant, by its deeds, acts, and words, contractually committed itself to provide plaintiff indemnification was entirely separate from plaintiff's statutory right to indemnity under Corp. Code, § 317. The issues of contractual indemnity, breach of the covenant of good faith and fair dealing, and equitable estoppel asserted in the present action were not, and could not have been, litigated in the unique posttrial statutory motion procedure contemplated by Corp. Code, § 317. Neither of the issues decided in the prior action—whether plaintiff was sued in that action by reason of the fact he was an agent of defendant, and whether he was acting in good faith and in a manner reasonably believed to be in the best interests of defendant—had any relevance to the present causes of action for breach of an oral contract for indemnity or an implied-in-fact agreement to indemnify. (Opinion by Sparks, J., with Puglia, P. J., and Blease, J., concurring.)

HEADNOTES

Classified to California Digest of Official Reports

(1) **Judgments § 67—Res Judicata—Operation and Effect.**—In its primary aspect, res judicata operates as a bar to the maintenance of a second suit between the same parties or parties in privity with them on the same cause of action. On the other hand, if the causes of action in the second proceeding are not the same as those asserted in the first, then the judgment in the prior proceeding does not constitute a bar to the subsequent proceeding. Unless the requisite identity of causes of action is established, the first judgment will not operate as a bar.

(2) **Judgments § 69—Res Judicata—Identity of Issues—Primary Rights Theory.**—For purposes of identifying a cause of action under the doctrine of res judicata, California applies the "primary rights" theory, under which the invasion of one primary right gives rise to a single cause of action. The cause of action is based on the harm suffered, as opposed to the particular theory asserted. Even when there are multiple legal theories on which recovery might be predicated, one injury gives rise to only one claim for relief. Thus, if the facts alleged show one primary right of the plaintiff, and one wrong done by the defendant involving that right, the plaintiff has stated a single cause of action. However, if the facts show that the plaintiff is possessed of two or more distinct and separate primary rights, each of which has been invaded, or that the defendant has committed two or more distinct and separate wrongs, the plaintiff has united two or more causes of action,

although the remedial rights arising from each, and the corresponding relief, may be exactly of the same kind and nature. Accordingly, if two separate and distinct primary rights are invaded by one and the same wrong, or if the single primary right is invaded by two distinct and separate wrongs, two causes of action will result, as would be the case when two primary rights are each broken by a separate and distinct wrong.

(3) **Judgments § 79—Res Judicata—Judgment as Merger or Bar—Subsequent Actions—Separate Primary Right—Statutory and Equitable Indemnity.**—In an action by the former marketing manager of a corporation against the corporation for equitable and implied contractual indemnity for actions allegedly taken by plaintiff resulting in a judgment against him by a commodity broker, the denial of statutory indemnity to plaintiff under Corp. Code, § 317, subd. (e)(4), in the prior action did not bar the present action under res judicata principles. The primary right to seek indemnity under Corp. Code, § 317, is not the same cause of action as one for breach of a contract for indemnity or one asserted under the doctrine of equitable estoppel. The statute merely accords agents of corporations the right to seek authorization for indemnity against adverse judgments rendered against them for their reasonable and good faith acts on behalf of the corporation, while contractual indemnity accords the contracting party a right to indemnity pursuant to the terms of the contract. Similarly, breach of the implied covenant of good faith and fair dealing gives rise to contract remedies and, in addition, to tort remedies when the breaching party also seeks to shield itself from liability by denying, in bad faith and without probable cause, that the contract exists. Actions for equitable estoppel arise from declarations or conduct of the party estopped.

[See 7 **Witkin,** Cal. Procedure (3d ed. 1985) Judgment, § 194.]

(4) **Judgments § 77—Res Judicata—Judgment as Merger or Bar—Matters Concluded—Present Relief Not Available in Former Action.**—In an action by the former marketing manager of a corporation against the corporation for equitable and implied contractual indemnity for actions allegedly taken by plaintiff resulting in a judgment against him by a commodity broker, the denial of statutory indemnity to plaintiff under Corp. Code, § 317, subd. (e)(4), in the prior action did not bar the present action under res judicata principles. Plaintiff's contractual claims and claim for equitable estoppel were not recoverable on his motion under Corp. Code, § 317. Plaintiff had not filed a complaint or cross-complaint against defendant alleging those causes of

action in the prior litigation. In the absence of such a pleading, those causes of action were not before the court, and it was limited to making the requisite findings and determinations under § 317 in response to plaintiff's motion.

(5) **Judgments § 77—Res Judicata—Judgment as Merger or Bar—Matters Concluded—Limited Statutory Relief in Prior Action.**—In an action by the former marketing manager of a corporation against the corporation for equitable and implied contractual indemnity for actions allegedly taken by plaintiff resulting in a judgment against him by a commodity broker, the denial of statutory indemnity to plaintiff under Corp. Code, § 317, subd. (e)(4) in the prior action did not bar the present action under res judicata principles, since the statute expressly declares that it does not "affect any right to indemnification to which persons other than directors and officers may be entitled by contract or otherwise." By its very terms, then, the statute declared that the granting or denying of relief under it had no preclusive effect on any other legal rights plaintiff might have for indemnity.

(6a, 6b) **Judgments § 81—Res Judicata—Collateral Estoppel—General Principles.**—Collateral estoppel precludes a party from relitigating issues litigated and decided in a prior proceeding if several threshold requirements are fulfilled. First, the issue sought to be precluded must be identical to that decided in a former proceeding. Second, this issue must have been actually litigated in the former proceeding. Third, it must have been necessarily decided, and, fourth, the decision must be final and on the merits. Finally, the party against whom preclusion is sought must be the same as, or in privity with, the party to the former proceeding. Thus, a former judgment is not a collateral estoppel on issues that might have been raised but were not; just as clearly, it is a collateral estoppel on issues which were raised, even though some factual matters or legal arguments which could have been presented were not. When determination of an issue was entirely unnecessary to the former judgment, it will not have collateral estoppel effect.

(7a, 7b) **Judgments § 83—Res Judicata—Collateral Estoppel—Identity of Issues—Denial of Statutory Indemnity in Former Action—Present Action for Contractual and Equitable Indemnity.**—In an action by the former marketing manager of a corporation against the corporation for equitable and implied contractual indemnity for actions allegedly taken by plaintiff resulting in a judgment against him by a commodity broker, the trial court erred in ruling the action was barred by collateral estoppel. The issue of whether defendant, by its deeds, acts, and words, contractually committed itself to provide plaintiff indemnification was entirely separate from plaintiff's statutory right to indemnity under Corp. Code, § 317. The issues of contractual indemnity, breach of the covenant of good faith and fair dealing, and equitable estoppel asserted in the present action were not, and could not have been, litigated in the unique posttrial statutory motion procedure contemplated by Corp. Code, § 317. Neither of the issues decided in the prior action—whether plaintiff was sued in that action by reason of the fact he was an agent of defendant, and whether he was acting in good faith and in a manner reasonably believed to be in the best interests of defendant—had any relevance to the present causes of action for breach of an oral contract for indemnity or an implied-in-fact agreement to indemnify.

[See 7 **Witkin,** Cal. Procedure (3d ed. 1985) Judgment, § 253 et seq.]

(8) **Estoppel and Waiver § 7—Equitable Estoppel—Elements.**—Equitable estoppel arises from the declarations or conduct of the party estopped and has five elements: (1) a representation or concealment of material facts; (2) made with knowledge, actual or virtual, of the facts; (3) to a party ignorant, actually or permissibly, of the truth; (4) with the intention, actual or virtual, that that party act upon it; and (5) the party must have been induced to act on it.

[See 11 **Witkin,** Summary of Cal. Law (9th ed. 1990) Equity, § 177.]

COUNSEL

Michael F. Babitzke for Plaintiff and Appellant.

Thelen, Marrin, Johnson & Bridges, Janet F. Bentley and Karen A. Henry for Defendant and Respondent.

OPINION

SPARKS, J.—Corporations Code section 317, subdivision (e)(4), permits a court to authorize a corporation to indemnify its agent against a judgment arising from the agent's reasonable and good faith acts on behalf of the corporation. Such an order may be made in "[t]he court in which the proceeding [against the agent] is or was pending . . . ." (Corp. Code, § 317, subd. (e)(4).)

In a different case arising out of proceedings filed in Contra Costa County, the Court of Appeal for the First District held that the agent in question was not entitled to indemnification from the corporation under this statute for an adverse judgment entered against him. (*Plate* v. *Sun-Diamond Growers* (1990) 225 Cal.App.3d 1115 [275 Cal.Rptr. 667].) In this case filed in San Joaquin County the agent again seeks indemnification from the corporation, this time on additional claims of contractual rights and equitable estoppel. The question on appeal is whether this present action is barred by the *Plate* judgment under the doctrines of res judicata and collateral estoppel.

The agent, plaintiff Richard Branson, appeals from a judgment in favor of the corporation, defendant Sun-Diamond Growers of California (Sun-Diamond). The trial court granted Sun-Diamond's motion to dismiss Branson's second amended complaint on the ground that all of his causes of action were barred by the principles of res judicata and collateral estoppel as a result of the decision in *Plate* v. *Sun-Diamond Growers, supra*, 225 Cal.App.3d 1115.

On appeal, Branson claims for a variety of reasons that the appellate decision in the prior *Plate* case cannot have res judicata or collateral estoppel effect on those causes of action in his present suit which are unrelated to indemnity under Corporations Code section 317. We agree and therefore reverse the judgment entered in favor of Sun-Diamond.

PROCEDURAL HISTORY

This litigation had its genesis in a lawsuit filed in Contra Costa County in March 1986 by H. R. Plate and H. R. Plate & Company, Inc. (Plate), against Branson, Sun-Diamond, and three other individuals. The litigation resulted in a verdict in favor of Plate and against Branson and another individual for $275,968 but which exonerated Sun-Diamond. Branson then obtained an order in the same proceeding compelling Sun-Diamond to indemnify him against that judgment. Sun-Diamond appealed that order and in a published opinion issued by the Court of Appeal in *Plate* v. *Sun-Diamond Growers, supra*, 225 Cal.App.3d 1115, the reviewing court reversed the indemnification order. Because that appellate decision is pivotal to this appeal, we quote at length from selected portions of the opinion in the *Plate* case.

"Sun-Diamond is a corporation owned by four food cooperatives, which serves as an administrative and sales organization for approximately sixty thousand growers who comprise the four cooperatives. Plate is an industrial commodity food broker and was the exclusive broker for Sun-Diamond products in Northern California. Between 1977 and 1985, Plate developed his Sun-Diamond brokerage account from five to one hundred eighteen customers. In late 1984, Plate was the number one Sun-Diamond broker in the United States, measured by volume of business developed and dollar sales.

"McElroy was a sales manager with Sun-Diamond who acted as a liaison between Sun-Diamond management and the brokers. Plate was one of approximately 14 brokers who reported to McElroy. Branson [the plaintiff here] was the industrial marketing manager for all of Sun-Diamond's products.

"Donald Soetaert and James Santo, defendants in the underlying litigation, were Sun-Diamond's vice-president of sales and marketing, and director of sales and marketing for industrial products, respectively. Branson and McElroy reported to Santo.

". . . . .

"Until 1983, Plate had never received any criticism of his brokerage services from anyone at Sun-Diamond. In July 1983, McElroy delivered a letter reprimanding Plate for making sales for competitors of Sun-Diamond. Plate responded to the letter, stating that there were special circumstances justifying each of the sales listed in the letter.

"Because of McElroy's letter, Plate was placed on six months' probation ending January 1984. He successfully cleared the probationary period. At that time, McElroy met with Plate and told him he wanted to become a partner in Plate's business. Plate told him the business was too small.

"In January 1985, McElroy discussed with Plate's son the possibility of his leaving Sun-Diamond and taking the Sun-Diamond account away from Plate. Thereafter, making use of information regarding Plate's accounts to which they had access, Branson and McElroy began planning to establish their own brokerage business. Branson testified that he took a look at Plate's broker profile in February 1985, once he began considering going into the brokerage business.

". . . . .

"In the latter part of May 1985, McElroy and Branson told Santo for the first time that they were going into the brokerage business and asked if

Sun-Diamond would appoint them as its industrial brokers for Northern California. After Branson and McElroy gave Sun-Diamond a firm departure date, Santo and Soetaert discussed the benefits and detriments of replacing Plate. They decided that McElroy and Branson would be better representatives for Sun-Diamond in Northern California, as they had more knowledge of the products than any other brokers Santo and Soetart knew. In addition, they did not want Branson and McElroy working for the competition.

"On June 6, 1985, Santo terminated Plate. Branson and McElroy remained at Sun-Diamond until June 28, 1985. In July 1985, Branson and McElroy began their brokerage business with Sun-Diamond as their only account." (*Plate* v. *Sun-Diamond Growers, supra,* 225 Cal.App.3d at pp. 1119-1121.)

These events led to litigation by Plate. As the *Plate* court further recounted, "On March 21, 1986, Plate initiated [the Contra Costa suit] against Sun-Diamond, McElroy, Branson, Santo, and Soetaert. The first amended complaint stated a cause of action against Sun-Diamond for breach of contract; causes of action against McElroy and Branson for intentional interference with contract and intentional interference with prospective economic advantage; and causes of action against all defendants for conspiracy to induce breach of contract and conspiracy to interfere with prospective economic advantage.

"[I]n June 1986, it was determined that counsel for Sun-Diamond would undertake representation of all five defendants, and Sun-Diamond would bear the costs of litigation. Branson and McElroy inquired as to who would be responsible for an adverse judgment rendered against them. Counsel for Sun-Diamond responded with a letter stating that Sun-Diamond would indemnify them to the extent required by [Corporations Code] section 317 against liabilities arising from the litigation.

"The case proceeded to jury trial. Following the submission of the case to the jury, the jury returned a special verdict exonerating Sun-Diamond, Santo, and Soetaert as against all claims, but finding Branson and McElroy liable for intentional interference with contract, intentional interference with prospective economic advantage, and conspiracy to interfere with prospective economic advantage. The jury awarded damages against these two defendants in the amount of $275,968. On February 8, 1988, a judgment was entered accordingly.

"Following the entry of judgment, Branson and McElroy sought indemnification from Sun-Diamond against the judgment. On April 27, 1988, the Sun-Diamond board of directors advised them that Sun-Diamond declined to indemnify. Branson and McElroy then filed a motion for indemnification pursuant to [Corporations Code] section 317, subdivision (e)(4)." (*Plate* v. *Sun-Diamond Growers, supra*, 225 Cal.App.3d at p. 1121.)

In their amended memorandum of points and authorities in support of their motion for indemnification pursuant to Corporations Code section 317, Branson and McElroy[1] pointed out "parallel theories including theories under Labor Code 2802, express indemnification and promissory estoppel to illustrate the fairness of the application of [C]orporation[s] Code 317. Since these parallel theories would have to be presented by a formal complaint in a separate action, they are presented in this motion solely for purpose of demonstrating the good faith and equity of indemnification."

Turning again to the *Plate* decision, the court continued: "Following a hearing, the trial court ordered indemnification, stating in its written decision: 'The motion of defendants Branson and McElroy for indemnification is granted. [¶] The Court finds each of said defendants was an agent of Sun Diamond within the meaning of Section 317 of the Corporations Code, and each acted in good faith and in a manner each believed to be [in] the best interests of the corporation.' " (*Plate* v. *Sun-Diamond Growers, supra*, 225 Cal.App.3d at pp. 1121-1122.)

Sun-Diamond appealed from the order granting indemnification to Branson and McElroy. While that appeal was pending, Branson filed the present case in San Joaquin County against Sun-Diamond and its attorneys. His second amended complaint alleged causes of action against Sun-Diamond for breach of an express written contract to indemnify him pursuant to Corporations Code section 317; for breach of an oral contract of indemnity; for breach of an implied-in-fact agreement of indemnity; for breach of a duty to indemnify under Labor Code section 2802; for breach of duty to indemnify under Corporations Code section 317; for breach of the duty of good faith and fair dealing; and for equitable estoppel. Sun-Diamond demurred to all of the causes of action of this complaint on the ground, among others, that there was another action pending on the same cause of action. (Code Civ. Proc., § 430.10, subd. (c).) The trial court sustained the demurrer on that ground without leave to amend.[2] The trial court also granted Sun-Diamond's motion to strike the claim for punitive damages in the sixth cause

[1]According to Branson's brief, Robert McElroy died before the appeal in the *Plate* case was determined. In any event, McElroy is not a party to this appeal.

[2]Code of Civil Procedure section 430.10, subdivision (c), permits a demurrer to be filed on the ground that "[t]here is another action pending between the same parties on the same cause of action." Section 430.70 further permits a demurrer to be filed "based on a matter of which

of action for breach of the covenant of good faith and fair dealing under the authority of *Foley* v. *Interactive Data Corp.* (1988) 47 Cal.3d 654 [254 Cal.Rptr. 211, 765 P.2d 373]. The court then entered an interlocutory judgment abating the proceedings until the *Plate* case then pending on appeal in the First District was finally determined.

On November 30, 1990, the Court of Appeal issued its opinion in the *Plate* proceeding. The reviewing court reversed the order of indemnification. It held that the Contra Costa trial court had erred in ordering Sun-Diamond to indemnify Branson and McElroy pursuant to Corporations Code section 317, subdivision (b), because the court's implied finding that these employees were sued "by reason of the fact" they were agents of the corporation and its express finding that they acted in good faith were not supported by substantial evidence. "The record establishes these defendants [Branson and

---

the court may take judicial notice pursuant to Section 452 or 453 of the Evidence Code." Consequently, in demurring on the ground of another action pending, ". . . the defendant may go beyond the face of the complaint by specifying matter of which the court may take judicial notice." (5 Witkin, Cal. Procedure (3d ed. 1985) Pleading, § 921, p. 359.)

As Witkin also notes, "[t]he pendency of another action is classified as one of the *pleas in abatement or dilatory pleas*, and, as such, it is 'not favored.' " (5 Witkin, Cal. Procedure, *op. cit. supra*, § 921 at p. 358, italics in original.) Among other things, this disfavor is expressed in the rule that ". . . the demurrer should not be sustained without leave to amend and the action should not be dismissed." (*Ibid.*)

Code of Civil Procedure section 597 provides in relevant part that where "a demurrer based upon subdivision (c) of Section 430.10 is sustained (and no other special defense is sustained) an interlocutory judgment shall be entered in favor of the defendant pleading the same to the effect that no trial of other issues shall be had until the final determination of that other action, . . ." In *Lord* v. *Garland* (1946) 27 Cal.2d 840 [168 P.2d 5], the court explained the function of such a judgment: "The purpose of the interlocutory judgment . . . is to permit the trial court to retain jurisdiction over the subsequent action so that when a final determination is had in the prior pending action the court will be empowered to determine the issues in the subsequent suit. If a judgment upon the merits is rendered in the suit first commenced, the party asserting the plea in abatement should be granted leave to amend to plead the *res judicata effect* of the judgment in bar of the subsequent action. But if, as in the present case, the prior litigation is not determined upon the merits, the trial court should hear and decide the rights of the parties in accordance with the issues presented by the pleadings in the second action." (*Id.* at p. 851, italics added.)

Thus, in this case, the trial court erroneously sustained the demurrer without leave to amend. It is also questionable whether the defense of res judicata can now be raised by a motion to dismiss supported by declarations or affidavits. Although earlier cases upheld that procedure (see, e.g., *Olwell* v. *Hopkins* (1946) 28 Cal.2d 147, 152-153 [168 P.2d 972]; *McKenna* v. *Elliott & Horne Co.* (1953) 118 Cal.App.2d 551, 554 [258 P.2d 528]), later cases have held that speaking motions to dismiss have been superseded by the summary judgment statute. (See, e.g., *Lavine* v. *Jessup* (1957) 48 Cal.2d 611, 614 [311 P.2d 8]; *Pianka* v. *State of California* (1956) 46 Cal.2d 208, 211 [293 P.2d 458]; see generally, 5 Witkin, Cal. Procedure, Pleading, *op cit., supra*, §§ 955-957 at pp. 386-393.) It may well be that the trial court erroneously permitted Sun-Diamond to raise the issue of res judicata by a motion to dismiss rather than by a motion for summary judgment or by an amendment of its answer to plead the res judicata effect of the first judgment.

McElroy] were sued because of activity undertaken to establish their own business entirely independent of Sun-Diamond, for their own personal benefit, and not in furtherance of Sun-Diamond's policies or objectives. Such activity was unrelated to the performance of their corporate duties and responsibilities at Sun-Diamond. . . . Branson and McElroy thus were sued in their capacity as individuals pursuing their personal interests, and not by reason of the fact they were agents of Sun-Diamond. There simply is no evidence to support a finding that the first prerequisite to indemnification under section 317, subdivision (b), was met." (*Plate* v. *Sun-Diamond Growers, supra*, 225 Cal.App.3d at p. 1126.)

Continuing, the *Plate* court noted that "[t]he remaining prerequisites to indemnification, that the agent acted in good faith and with a reasonable belief that the activity was in the best interests of the corporation, allow for indemnification even where the agent was negligent or committed some error. [Citation.] [¶] The statute, however, prohibits indemnification in cases of bad faith or intentional wrongdoing, . . . [¶] Of course, if the corporate agent is acquitted of any wrongdoing, he or she has a right to indemnification for legal expenses incurred for his or her defense, even though he or she was initially charged with bad faith or intentional misconduct. [Citation.] [¶] If the agent is not vindicated, he or she may still seek indemnification, provided the good faith requirement can be met." (*Plate* v. *Sun-Diamond Growers, supra*, 225 Cal.App.3d at p. 1124.) As to this second prerequisite of good faith, the court ruled that ". . . the jury's finding that the conduct giving rise to the action consisted of intentional wrongdoing committed against a third party precludes a finding that Branson and McElroy acted in good faith." (*Id.* at p. 1126.)

The *Plate* court also concluded that the letter from the corporation to Branson and McElroy did not establish an obligation to indemnify them independent of the requirements of the statute. "The argument of Branson and McElroy that Sun-Diamond is bound to indemnify them, regardless of whether the requirements of section 317 were met, must therefore fail." (*Plate* v. *Sun-Diamond Growers, supra*, 225 Cal.App.3d at pp. 1122-1128.)

Following the issuance of the opinion in *Plate*, Branson filed a motion in this case to terminate the plea in abatement and to amend his complaint.[3] Sun-Diamond responded by opposing the motion to amend the complaint and by requesting a dismissal of action. Sun-Diamond argued that the order sustaining the demurrer to the second amended complaint without leave to

[3]Branson's proposed third amended complaint is identical to the second amended complaint except that it deleted reference to Robert McElroy, dropped the law firm as defendants, deleted the causes of action for breach of an express contract to indemnify under Corporations

amend prohibits Branson from proceeding on that complaint. Furthermore, so its argument went, the *Plate* decision adversely resolved all Branson's claims in his proposed third amended complaint and consequently the principles of res judicata and collateral estoppel preclude him from proceeding on that proposed complaint. The trial court granted the motion to terminate the plea in abatement, denied the motion to amend the complaint and then entered judgment in favor of Sun-Diamond. This appeal by Branson followed.

DISCUSSION

Branson contends that the appellate decision has no res judicata effect because some of his causes of action were not based upon the "same right or obligation" as those he asserted in the *Plate* litigation. Branson concedes that the *Plate* judgment controls his statutory right to indemnity under Corporations Code section 317 and hence bars his first and fifth causes of action based upon that statute. He further concedes that his fourth cause of action under Labor Code section 2802 is also barred under principles of res judicata.[4] But he argues the remaining causes of action are not precluded under the principles of res judicata. As he sees it, these causes of action are "based upon an oral agreement, implied in fact agreement, and the doctrine of estoppel. All of the contract theories, expressed or implied, and the estoppel theory, focus on what rights and obligations of the parties arise out of the representations made by the parties as distinguished from obligations imposed by law. Accordingly, the relief sought in the above-entitled matter was not based upon the 'same right or obligation' since the right sought to be enforced in the instant matter is contractual or quasi-contractual as distinguished from the statutory right or rights arising under Corporations Code § 317." Branson further contends that the portion of the *Plate* opinion dealing with contractual indemnity was dicta and thus cannot have preclusive effect because the issue of contractual obligation to indemnify was not submitted for determination in the *Plate* litigation, and that in any event the issues could not be properly determined in the "abbreviated" posttrial statutory motion for indemnification.

Code section 317 and for breach of the duty to indemnify under that section, and added a cause of action for declaratory relief.

[4]Labor Code section 2802 provides that "[a]n employer shall indemnify his employee for all that the employee necessarily expends or loses in direct consequence of the discharge of his duties as such, or of his obedience to the directions of the employer, even though unlawful, unless the employee, at the time of obeying such directions, believed them to be unlawful."

Branson concedes that "although 2802 of the Labor Code was not expressly considered by the Appellate Court the finding by the Appellate Court that at the time of the conduct which gave rise to liability, Branson was acting outside the scope of his employment would be res judicata as to Branson in the event he attempted to assert a cause of action under § 2802 of the Labor Code."

Sun-Diamond retorts that Branson has already litigated and lost the claims he now asserts in this action. In its view, "[t]he present action is based on the same alleged 'right' to indemnification or 'obligation' of Sun-Diamond to indemnify that Branson unsuccessfully asserted in the *Plate* litigation." Consequently, the trial court correctly ruled that Branson is barred by the *Plate* decision from relitigating his claimed entitlement to indemnification from Sun-Diamond for his intentional wrongdoing. We conclude Branson has the better argument.

Branson's principal claim on appeal is that the doctrines of res judicata and collateral estoppel do not apply because his present complaint alleges different rights than those asserted in the *Plate* litigation. The present complaint, he emphasizes, seeks to enforce rights which are "contractual or quasi-contractual as distinguished from the statutory right or rights arising under Corporations Code § 317."

We turn then to that statute. Corporations Code section 317, subdivision (b), provides in relevant part: "A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation . . . ." If the agent has been successful on the merits in defense of such a proceeding, ". . . the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith." (Corp. Code, § 317, subd. (d).) If the agent is not successful, ". . . any indemnification under this section shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in subdivision (b) or (c), by any of the following: . . . [¶] (4) The court in which the proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by the corporation." (Corp. Code, § 317, subd. (e)(4).)

This statute sets the stage for the play of the doctrine of res judicata in this case. The doctrine is said by the Restatement Second of Judgments to have three main components: ". . . merger—the extinguishment of a claim in a judgment for plaintiff [citation]; bar—the extinguishment of a claim in a judgment for defendant [citation]; and issue preclusion—the effect of the determination of an issue in another action between the parties on the same claim (direct estoppel) or a different claim (collateral estoppel)." (Rest.2d Judgments, Introductory Note, p. 131.) In California, these three components have been conflated into two and thus res judicata is said to have two aspects, its primary aspect of bar and merger and the secondary aspect of collateral estoppel. (*Henn* v. *Henn* (1980) 26 Cal.3d 323, 329-330 [161 Cal.Rptr. 502, 605 P.2d 19].) Thus, "[t]he doctrine of collateral estoppel is one aspect of the concept of res judicata. In modern usage, however, the two terms have distinct meanings. The Restatement Second of Judgments, for example, describes collateral estoppel as 'issue preclusion' and res judicata as 'claim preclusion.' (Rest.2d Judgments, § 27.)" (*Lucido* v. *Superior Court* (1990) 51 Cal.3d 335, 341, fn. 3 [272 Cal.Rptr. 767, 795 P.2d 1223, 2 A.L.R.5th 995].)

A. *Res Judicata*

We begin our analysis with the claim preclusion or bar feature of res judicata. **(1)** "In its primary aspect, res judicata operates as a bar to the maintenance of a second suit between the same parties or parties in privity with them on the same cause of action." (*People* v. *Sims* (1982) 32 Cal.3d 468, 477, fn. 6 [186 Cal.Rptr. 77, 651 P.2d 321].)[5] On the other hand, if the causes of action in the second proceeding are not the same as those asserted in the prior litigation, then the judgment in the prior proceeding does not constitute a bar to the subsequent proceeding. "Unless the requisite identity of causes of action is established, however, the first judgment will not operate as a bar." (*Agarwal* v. *Johnson* (1979) 25 Cal.3d 932, 954 [160 Cal.Rptr. 141, 603 P.2d 58].)

(2) For purposes of identifying a cause of action under the doctrine of res judicata, "California has consistently applied the 'primary rights' theory, under which the invasion of one primary right gives rise to a single cause of action." (*Slater* v. *Blackwood* (1975) 15 Cal.3d 791, 795 [126 Cal.Rptr. 225, 543 P.2d 593].)[6] But ". . . the 'cause of action' is based upon the harm suffered, as opposed to the particular theory asserted by the litigant. [Citation.] Even where there are multiple legal theories upon which recovery

[5]As the Restatement Second of Judgments phrases it, "[a] valid and final personal judgment rendered in favor of the defendant bars another action by the plaintiff on the same claim." (Rest.2d Judgments, § 19, p. 161.)

[6]In *Nakash* v. *Superior Court* (1987) 196 Cal.App.3d 59 [241 Cal.Rptr. 578], the appellate court suggested that in determining what constitutes the " 'same controversy' " for purposes of res judicata, "[a]nalysis has shifted from identification of a primary right upon which only one claim is allowed to determination of the existence of a transaction involving a nucleus of facts upon which only one claim is allowed." (*Id.* at p. 68.) Wherever this perceived shift may

might be predicated, one injury gives rise to only one claim for relief." (*Ibid.*)

Under the primary rights theory advanced by Pomeroy, ". . . a cause of action consists of 1) a primary right possessed by the plaintiff, 2) a corresponding primary duty devolving upon the defendant, and 3) a delict or wrong done by the defendant which consists in a breach of such primary right and duty. [Citation.] Thus, two actions constitute a single cause of action if they both affect the same primary right." (*Gamble* v. *General Foods Corp.* (1991) 229 Cal.App.3d 893, 898 [280 Cal.Rptr. 457].)

Professor John Norton Pomeroy explained his theory this way: "Every command or rule of the private civil law creates a primary right in one individual, and a primary duty corresponding thereto resting upon another person or number of persons. These rights and duties are, of course, innumerable in their variety, nature, and extent. If a person upon whom a primary duty rests towards another fails to perform that duty, and thereby violates the other's primary right, there at once arise the remedial right and duty. The one whose primary right has been violated immediately acquires a secondary right to obtain an appropriate remedy from the wrong-doer, while the wrong-doer himself becomes subjected to the secondary duty of giving or suffering such remedy. . . . It is plain from this analysis that the nature and extent of remedial rights and duties, and of the remedies themselves, must depend upon two distinct factors taken in combination, namely, the nature and extent of the primary rights which are violated, and the nature and extent of the wrongs in and by which the violation is effected. The same primary right may be broken by many kinds of wrong-doing; and the same wrongful act or default may invade many different rights." (1 Pomeroy, Equity Jurisprudence (5th ed. 1941) The Constituent Parts of Equity, § 91, p. 120, fn. omitted; see also Pomeroy, Code Remedies (5th rev. ed. 1929) Introduction, § 2, p. 2.)

Consequently, "[i]f the facts alleged show one primary right of the plaintiff, and one wrong done by the defendant which involves that right, the plaintiff has stated but a single cause of action, no matter how many forms or kinds of relief he may claim that he is entitled to, and may ask to recover; the relief is no part of the cause of action." (Pomeroy, Code Remedies, *supra,* Joinder of Causes of Action, § 349, p. 533.) "On the other hand, if the facts alleged in the pleading show that the plaintiff is possessed of two or more distinct and separate primary rights, each of which has been invaded, or that the defendant has committed two or more distinct and separate

have occurred, it is inconsistent with the controlling authority of the California Supreme Court and we therefore decline to apply a "nucleus of facts" test.

wrongs, it follows inevitably, from the foregoing principle, that the plaintiff has united two or more causes of action, although the remedial rights arising from each, and the corresponding reliefs, may be exactly of the same kind and nature. If two separate and distinct primary rights could be invaded by one and the same wrong, or if the single primary right should be invaded by two distinct and separate legal wrongs, in either case two causes of action would result; *a fortiori* must this be so when the two primary rights are each broken by a separate and distinct wrong." (*Op. cit. supra,* § 350, p. 535.)

The application of this theory can best be illustrated by reviewing several representative cases. In *Slater* v. *Blackwood, supra,* 15 Cal.3d 791, for example, the minor plaintiff was injured in an automobile accident while riding as a guest. In 1970, he sued the driver and the owner for damages, framing his complaint in light of California's then existing "guest statute" permitting limited recovery for injuries resulting from intoxication or willful misconduct. (See Veh. Code, § 17158.) Nonsuit was granted and that adverse judgment was affirmed on appeal. After the high court later held the guest statute unconstitutional as applied to an injured nonowner guest, the minor filed another lawsuit over the same accident, this time seeking recovery on a negligence theory. The issue on appeal was whether the 1970 judgment was res judicata and hence constituted a bar to the second suit. The *Slater* court held that it was. "The 'primary right' alleged to have been violated in the instant case is plaintiff's right to be free from injury to her person. [Citations.] It is clearly established that '. . . there is but one cause of action for one personal injury [which is incurred] by reason of one wrongful act.' " (*Slater* v. *Blackwood, supra,* 15 Cal.3d at p. 795.)

Similarly, in *Bay Cities Paving & Grading, Inc.* v. *Lawyers' Mutual Ins. Co.* (1993) 5 Cal.4th 854 [21 Cal.Rptr.2d 691, 855 P.2d 1263], the high court held that only one primary right had been violated. There plaintiff's attorney recorded a mechanic's lien but negligently failed to serve a stop notice on the lenders and thereafter negligently failed to file a complaint to foreclose the lien. These two acts of legal malpractice, the court ruled, deprived the client of only one primary right. The plaintiff "had one primary right—the right to be free of negligence by its attorney in connection with the particular debt collection for which he was retained. He allegedly breached that right in two ways, but it nevertheless remained a single right." (*Id.* at p. 860.)

On the other hand, different primary rights may be violated by the same wrongful conduct. This distinction was drawn in *Agarwal* v. *Johnson, supra,* 25 Cal.3d 932. There the question was whether a judgment in favor of defendants in a civil rights action brought by plaintiff under title VII of the Civil Rights Act of 1964 (42 U.S.C. § 2000e et seq.) was res judicata in plaintiff's subsequent action for defamation and intentional infliction of emotional distress. The high court held it was not. The court acknowledged that "[u]nder the 'primary rights' theory adhered to in California, . . . there is only a single cause of action for the invasion of one primary right." (25 Cal.3d at p. 954.) But "Title VII," the court pointed out, "vests employees with independent federal statutory rights against discriminatory employment practices. It does not supplant state remedies." (*Id.* at p. 955.) On the other hand, "[d]efamation and intentional infliction of emotional distress are specifically recognized as potentially available causes of action under state law." (*Ibid.*) It follows that the adverse determination in the federal title VII proceeding does not operate as a bar to the state action predicated upon different primary rights, even though the claims arose under the same general set of facts. "While the federal action was based on the same underlying facts as the instant case, it does not follow that the federal judgment is res judicata." (*Id.* at p. 954.)

The same point was made in *Craig* v. *County of Los Angeles* (1990) 221 Cal.App.3d 1294 [271 Cal.Rptr. 82]. There the question was whether a prior mandate proceeding to compel the sheriff's office to comply with the civil service commission's order to hire plaintiff barred the present action for fraud, intentional infliction of emotional distress and employment discrimination. The *Craig* court held it did not. "Here, the primary right in the mandate actions involved the right to be employed as a harbor patrol officer. The later action to recover damages because of the denial of that right involves a different primary right." (*Id.* at pp. 1301-1302.) The court emphasized that the ". . . mandate proceedings were instituted to enforce appellant's right to employment as a harbor patrol officer. The issue of past salary or damages was not tendered or considered in that action. Only now, when appellant seeks recovery for the harm which resulted in the respondents' wrongful conduct, are these issues raised." (*Id.* at p. 1302.)

(3) It follows from this theory and these illustrative cases that the primary right to seek authorization for indemnity under Corporations Code section 317 is not the same cause of action as one for breach of a contract for indemnity (whether oral or implied in fact or of the implied term of good faith and fair dealing) or one asserted under the doctrine of equitable estoppel. The statute merely accords agents of corporations the right to seek authorization for indemnity against adverse judgments rendered against them for their reasonable and good faith acts on behalf of the corporation. Contractual indemnity, in contrast, accords the contracting party a right to indemnity pursuant to the terms of the contract. Similarly, breach of implied covenant of good faith and fair dealing gives rise to contract remedies and in addition, to tort remedies when the breaching party also "seeks to shield itself from liability by denying, in bad faith and without probable cause, that the contract exists." (*Seaman's Direct Buying Service, Inc.* v. *Standard Oil Co.* (1984) 36 Cal.3d 752, 768-769 [206 Cal.Rptr. 354, 686 P.2d 1158].) Finally, a cause of action for equitable estoppel "arises from declarations or conduct of the party estopped." (11 Witkin, Summary of Cal. Law (9th ed. 1990) Equity, § 177, p. 858.)

We hold therefore that Branson's application for an order under Corporations Code section 317 involves a different primary right than those asserted in these causes of action.

(4) Besides constituting a different cause of action, there is another reason why the judgment in the former case cannot act as a bar to these causes of action in the present case. As the Restatement Second of Judgments instructs, the bar of res judicata does not apply where "[t]he plaintiff was unable to rely on a certain theory of the case or to seek a certain remedy or form of relief in the first action because of the limitations on the subject matter jurisdiction of the courts or restrictions on their authority to entertain multiple theories or demands for multiple remedies or forms of relief in a single action, and the plaintiff desires in the second action to rely on that theory or to seek that remedy or form of relief." (Rest.2d Judgments, § 26, subd. (1)(c), pp. 233-234.) This point is illustrated in *Roberts* v. *Redlich* (1952) 111 Cal.App.2d 566 [244 P.2d 933]. There a landlord sued for damages caused by defendant tenant's holding over after the termination of his lease. The tenant claimed a judgment for damages in an unlawful detainer action barred the present action. Rejecting this claim, the court noted that damages in the unlawful detainer action under the circumstances were limited to those which occurred during the detention and up to trial. The damages awarded in the present case in contrast were limited to the period following the trial. "Such damages were not recoverable in the former action. The judgment rendered in the former action did not operate as a bar to the recovery of the damages awarded in the present action." (*Id.* at p. 570.)

By the same token, Branson's contractual claims or his claim for equitable estoppel were not recoverable on a motion under Corporations Code section 317. He had not filed a complaint or cross-complaint against Sun-Diamond alleging those causes of action in the *Plate* litigation. Needless to say, in the absence of such a pleading, those causes of action were not before the court. Consequently, the trial court was limited to making the requisite findings and determinations under Corporations Code section 317 in response to Branson's motion.[7]

(5) Finally, there is an even more compelling reason why the determination of the motion under Corporations Code section 317 is not res judicata on the causes of action under examination in the present suit—namely, the statute itself. Subdivision (g) of the statute expressly declares that it does not "affect any right to indemnification to which persons other than directors and officers may be entitled by contract or otherwise." (Corp. Code, § 317, subd. (g).)[8] By its very terms, the statute declares that the granting or denying of relief under it has no preclusive effect on any other legal right Branson may have for indemnity. Hence the Legislature has made the policy decision that whatever similarities there may be between applications under Corporations Code section 317 and other causes of action for indemnity, the proceedings under that section will not have a preclusive effect on related actions for indemnity. (See *Gikas* v. *Zolin* (1993) 6 Cal.4th 841, 851 [25 Cal.Rptr.2d 500, 863 P.2d 745].)

For all of these reasons we conclude that the judgment in the *Plate* litigation does constitute a bar under res judicata to those causes of action at issue in Branson's second amended complaint.

B. *Collateral Estoppel*

Having determined that there was no claim preclusion or bar to the causes of action at issue, we next examine whether the judgment in prior cases, by operation of collateral estoppel, would nevertheless be fatal to those causes

[7]Corporations Code section 317, subdivision (b), the subdivision at issue in the *Plate* litigation, provides that in the appropriate circumstances a corporation "shall have power to indemnify" an agent. From this language it would appear that subdivision (b) empowers, but does not obligate, the corporation to provide indemnity and that the determination under Corporations Code section 317, subdivision (e)(4), is that the corporation has the authority to, and not that it must, indemnify the agent. In litigation under an earlier version of this statute, the Court of Appeal concluded that subdivision (b) provides for permissive rather than mandatory indemnity, and reversed a trial court order which would have compelled the corporation to provide indemnity under that subdivision. (*American Nat. Bank & Trust Co.* v. *Schigur* (1978) 83 Cal.App.3d 790, 793 [148 Cal.Rptr. 116].) To the extent that subdivision (b) is viewed as permissive rather than mandatory, Branson's arguments on appeal apply with even greater force. However, since we agree with his position regardless of whether indemnity under Corporations Code section 317, subdivision (b), is mandatory or merely permissive, we need not resolve the extent of a trial court's power to order indemnity in the circumstances presented by this case.

[8]With respect to directors and officers, subdivision (g) of this statute provides that the indemnity is not exclusive of other rights of indemnification which are authorized in the articles of incorporation. It does not appear that Branson was a director or officer of the corporation.

of action by defeating some indispensable element. Although a second action between the parties on a different cause of action is not barred by res judicata, nevertheless ". . . the first judgment 'operates as an estoppel or conclusive adjudication as to such issues in the second action as were *actually litigated and determined in the first action.*' [Citations.]" (7 Witkin, Cal. Procedure (3d ed. 1985) Judgment, § 253, p. 691, italics in original, quoting *Todhunter* v. *Smith* (1934) 219 Cal. 690, 695 [28 P.2d 916].)

(6a) "In general, collateral estoppel precludes a party from relitigating issues litigated and decided in a prior proceeding." (*Gikas* v. *Zolin, supra,* 6 Cal.4th at p. 848.) "Traditionally, we have applied the doctrine only if several threshold requirements are fulfilled. First, the issue sought to be precluded from relitigation must be identical to that decided in a former proceeding. Second, this issue must have been actually litigated in the former proceeding. Third, it must have been necessarily decided in the former proceeding. Fourth, the decision in the former proceeding must be final and on the merits. Finally, the party against whom preclusion is sought must be the same as, or in privity with, the party to the former proceeding." (*Lucido* v. *Superior Court, supra,* 51 Cal.3d at p. 341.)

Consequently, ". . . a former judgment is not a collateral estoppel on *issues which might have been raised but were not;* just as clearly, it is a collateral estoppel on issues which were raised, *even though some factual matters or legal arguments which could have been presented were not.*" (7 Witkin, *op. cit. supra,* § 257, p. 696, italics in original.)

(7a) Branson challenges only the first requirement of collateral estoppel. He argues that the issue of whether Sun-Diamond, by its deeds, acts and words, contractually committed itself to provide his indemnification is entirely separate from his statutory right to indemnity under Corporations Code section 317. He asserts that the issues of contractual indemnity, breach of the covenant of good faith and fair dealing, and equitable estoppel were not, and could not, have been litigated in the unique posttrial statutory motion procedure contemplated by section 317 of the Corporations Code. Once again we agree.

As relevant to this case, the issues under Corporation Code section 317 were whether Branson (1) is or was an agent of Sun-Diamond; (2) was a party to the *Plate* litigation "by reason of the fact that [he] is or was an agent of the corporation"; (3) actually and reasonably incurred expenses or suffered a judgment in connection with that litigation; and (4) "acted in good faith and in a manner [he] reasonably believed to be in the best interests of the corporation . . . ." (Corp. Code, § 317, subd. (b).) The *Plate* court held that Branson was not sued because he was an agent of the corporation but rather was joined as a party defendant because he was pursuing his own personal interests. It further held that Branson had not acted in good faith.

Neither of these issues, being sued by reason of the fact he was an agent of Sun-Diamond or acting in good faith and in a manner reasonably believed to be in the best interests of Sun-Diamond, has any relevance to Branson's causes of action for breach of an oral contract for indemnity or for an implied-in-fact agreement to indemnify.

The cause of action for breach of an oral agreement alleged that "Sun-Diamond has breached the oral contract entered into with [Branson] to indemnify [him] from any loss or expenses as a result of the lawsuit brought by H. R. Plate in exchange for their assistance." "To recover on a contract of indemnity against liability it is sufficient for the indemnitee to set forth in his complaint the fact that judgment has been rendered against him, the amount of judgment, the breach of the indemnitor's obligation to hold the indemnitee harmless as agreed, and the amount of the judgment unpaid." (14 Cal.Jur.3d, Contribution & Indemnification, § 65, p. 728.)

The cause of action for breach of an implied-in-fact contract alleged there was such an agreement "wherein Sun-Diamond would indemnify [Branson] from any harm, expenses, costs, or liabilities, arising out of the litigation commenced by H. R. Plate." The only distinction between an express contract and an implied-in-fact contract is whether the terms are stated in words or expressed by conduct. "An express contract is one, the terms of which are stated in words." (Civ. Code, § 1620.) In contrast, "[a]n implied contract is one, the existence and terms of which are manifested by conduct." (Civ. Code, § 1621.) Thus, as Witkin notes, "[t]he distinction between *express and implied in fact* contracts relates only to the *manifestation of assent*; both types are based upon the expressed or apparent intention of the parties." (1 Witkin, Summary of Cal. Law (9th ed. 1987) Contracts, § 11, p. 46, italics in original.) Neither the issue of agency or that of good faith is relevant, much less dispositive, to these contractual causes of action.

The cause of action for breach of the covenant of good faith and fair dealing alleged that "[i]n failing to provide indemnification to [Branson] and in failing to consider or even interview [Branson] for reinstatement as a broker with Sun-Diamond, Sun-Diamond has breached the duty of good faith and fair dealing implied in every contract in California. Sun-Diamond has further, in bad faith, denied the existence of the Contract, which denial has resulted in damages to [Branson]." Whether in his dealing with Plate, Branson acted in good faith and in the best interests of Sun-Diamond is an entirely different question than the issue of whether Sun-Diamond, having entered into an indemnity contract with Branson in exchange for his cooperation, thereafter breached an implied term of that contract of good faith and fair dealing. Nothing in the *Plate* decision was preclusive on that separate and distinct issue.

Finally, in his cause of action for equitable estoppel, Branson alleged that "Sun-Diamond should be equitably estopped from refusing to provide indemnification to [him]. Such conduct, in addition to the general allegations incorporated, include[s] representing to [Branson] [he] would be indemnified while knowing that such indemnification was dependent on the outcome of the litigation and the discretion of the Sun-Diamond Board. Sun-Diamond intended that [Branson] rely on [its] representations of indemnification and [Branson] did so rely." **(8)** Equitable estoppel arises from the declarations or conduct of the party estopped and has five elements: "(a) a representation or concealment of material facts (b) made with knowledge, actual or virtual, of the facts (c) to a party ignorant, actually and permissibly, of the truth (d) with the intention, actual or virtual, that the latter act upon it; and (e) the party must have been induced to act upon it." (11 Witkin, Summary of Cal. Law, Equity, *op. cit. supra*, § 177, p. 859, italics omitted; see also Evid. Code, § 623.) Neither of the two issues actually litigated in the Plate case are material to this cause of action.

Since the two issues actually litigated in the *Plate* case are not fatal to these causes of action, the doctrine of collateral estoppel does not furnish a ground for dismissing Branson's complaint and entering a judgment in favor of Sun-Diamond.

The fact that the appellate court addressed the question of indemnity based on matters independent of Corporations Code section 317 does not change this result. As we have explained, the issues relating to contractual indemnity and equitable estoppel were not before the *Plate* court. As a result, its statements on those matters were dicta and have no res judicata effect on the subsequent litigation. **(6b)** In order for collateral estoppel to apply the issue in question "must have been necessarily decided in the former proceeding." (*Lucido* v. *Superior Court, supra,* 51 Cal.3d at p. 341.) Consequently, "[w]hen determination of an issue was entirely unnecessary to the former judgment, it will not have collateral estoppel effect." (*First N.B.S. Corp.* v. *Gabrielsen* (1986) 179 Cal.App.3d 1189, 1196 [225 Cal.Rptr. 254]; see also *County of Santa Clara* v. *Deputy Sheriffs' Assn.* (1992) 3 Cal.4th 873, 879, fn. 7 [13 Cal.Rptr.2d 53, 838 P.2d 781].)

(7b) Because the *Plate* judgment has no res judicata or collateral estoppel effect on the causes at issue in the present case, the judgment in favor of Sun-Diamond predicated upon those theories must be reversed.

DISPOSITION

The judgment is reversed and the cause remanded to the trial court with directions to set aside its order sustaining Sun-Diamond's demurrer without leave to amend to the second, third, sixth and seventh causes of action of Branson's second amended complaint, and enter a new and different order overruling the demurrer to those causes of action. Branson shall recover his costs on appeal.

Puglia, P. J., and Blease, J., concurred.

G

[No. E007267. Fourth Dist., Div. Two. Mar. 4, 1991.]

DOMINIC BRUSSO et al., Plaintiffs and Appellants, v. RUNNING SPRINGS COUNTRY CLUB, INC., et al., Defendants and Respondents.

[Opinion certified for partial publication.*]

SUMMARY

The minority shareholders in a corporation brought a shareholder's derivative action against the majority shareholders. The underlying basis of virtually all of the complaint's causes of action was three contracts that the corporation had entered into and that contained attorney fee provisions—a purchase agreement, a management agreement, and a lease. Defendants filed a cross-complaint. They also twice moved for the posting of security by plaintiffs pursuant to Corp. Code, § 800 (furnishing of security by plaintiff in shareholder's derivative suit to cover reasonable expenses, including attorney fees, of opposing party), which motions the trial court denied. Ultimately the trial court ruled in favor of defendants on the complaint and in favor of plaintiffs on the cross-complaint. It awarded defendants attorney fees pursuant to Civ. Code, § 1717 (contract provision for attorney fees). (Superior Court of San Bernardino County, No. 232981, James A. Edwards, Judge.)

The Court of Appeal affirmed the order for attorney fees. It held that the trial court did not err in awarding defendants attorney fees pursuant to Civ. Code, § 1717. Corp. Code, § 800, does not prescribe the exclusive statutory grounds for granting attorney fees where the derivative suit was premised on causes of action for breach of contract, where those contracts contained attorney fee provisions, and where requests for security under Corp. Code, § 800, were denied. The court also held that the trial court did not err in finding that defendants had prevailed on the complaint nor in determining that the individual plaintiffs were liable to the individual defendants for attorney fees pursuant to Civ. Code, § 1717. Finally, the trial court did not

*Pursuant to California Rules of Court, rule 976.1, this opinion is certified for partial publication. Section I of the Discussion, captioned "Appealability" is not certified for publication.

err in denying an award of attorney fees to plaintiffs under Corp. Code, § 317 (indemnification of corporate agent under corporate bylaws), and the substantial benefit rule, since there was no evidence that plaintiffs ever sought attorney fees from the trial court under those provisions. (Opinion by McDaniel, J.,* with Dabney, Acting P. J., and Timlin, J., concurring.)

HEADNOTES

Classified to California Digest of Official Reports, 3d Series

(1a-1e) **Costs § 26—Attorney Fees—Contract Provisions—Shareholder's Derivative Suit.**—In a shareholder's derivative action by minority shareholders against the majority shareholders in which the trial court twice denied defendants' motion for the posting of security by plaintiffs pursuant to Corp. Code, § 800, and in which the court ultimately ruled in favor of defendants on the complaint and in favor of plaintiffs on defendants' cross-complaint, the trial court did not err in awarding defendants attorney fees pursuant to Civ. Code, § 1717 (contract provision for attorney fees). The three contracts, breach of which was alleged by plaintiffs, contained attorney fee provisions. Corp. Code, § 800, does not prescribe the exclusive statutory grounds for granting attorney fees where the derivative suit was premised on causes of action for breach of contract, those contracts contained attorney fee provisions, and requests for security under Corp. Code, § 800, were denied. The fact that Civ. Code, § 1717, explicitly provides for reciprocity and Corp. Code, § 800, does not, does not mean that the one section cannot be applied to make reciprocal what the other section does not: the Legislature may have failed specifically to make Corp. Code, § 800, reciprocal due to the availability to plaintiffs of two doctrinal grounds (substantial benefit rule and common fund doctrine) for recovery of fees.

[See **Cal.Jur.3d (Rev)**, Corporations, § 526.]

(2) **Statutes § 39—Construction—New Provision Not Expressly Repealing or Amending Old.**—In the absence of any express repeal or amendment, a new provision is presumed to be in accord with the legislative policy embodied in prior statutes. Thus, they should all be construed together.

*Retired Associate Justice of the Court of Appeal sitting under assignment by the Chairperson of the Judicial Council.

(3) **Statutes § 39—Construction—Conformation of Parts.**—When two statutes relate to the same subject matter, both are to be construed to give effect to every provision in all of them. Statutes covering the same subject are construed to be in harmony if reasonably possible.

(4) **Costs § 25—Attorney Fees—Contract Provisions—Shareholder's Derivative Action—Effect of Security Statute.**—An indication that Corp. Code, § 800 (furnishing of security by plaintiff in shareholder's derivative suit to cover reasonable expenses, including attorney fees, of opposing party), and Civ. Code, § 1717 (contract provision for attorney fees), are not mutually exclusive lies in the fact that Corp. Code, § 800, is a procedural statute. As such, it imposes two principal conditions on the institution and maintenance of shareholders' derivative suits, the second of which is the bond procedure. As Corp. Code, § 800, is merely procedural, it may be invoked to enable plaintiffs to pursue their right of action, but once that is done, it need not be the sole ground for awarding fees where the theory of the case is breach of contract and where Civ. Code, § 1717, provides for attorney fees in such cases.

(5) **Costs § 20—Attorney Fees—Corporate Indemnity Provision.**—Corp. Code, § 317, subd. (g) (indemnification of corporate agent under corporate bylaws), does not limit officers and directors to seeking their attorney fees from the corporation only.

(6) **Corporations § 46—Actions By and Against Corporations—Statutes Discouraging Lawsuits.**—An impact of Corp. Code, § 317, subd. (d) (indemnification of corporate agent by corporation), is to discourage frivolous suits by dissident shareholders. A similar rationale underlies Corp. Code, § 800 (furnishing of security by plaintiff in shareholder's derivative suit to cover reasonable expenses, including attorney fees, of opposing party): to prevent "strike suits."

(7) **Corporations § 28—Stockholders—Equitable Nature of Derivative Suit.**—A shareholder's derivative suit is an action in equity.

(8) **Costs § 31—Attorney Fees—Who Is Prevailing Party—Shareholder's Derivative Action.**—In a shareholder's derivative action by minority shareholders against the majority shareholders in which the trial court twice denied defendants' motion for the posting of security by plaintiffs pursuant to Corp. Code, § 800, and in which the court ultimately ruled in favor of defendants on the complaint and in favor of plaintiffs on defendants' cross-complaint, the trial court did not err, in awarding attorney fees to defendants pursuant to Civ. Code, § 1717 (contractual

provision for attorney fees), in finding that defendants had prevailed in plaintiffs' breach of contract action. The finding was not contrary to the standards set forth in Corp. Code, § 317. Since neither Corp. Code, § 800, nor Corp. Code, § 317 (indemnification of corporate agent by corporation), was an exclusive predicate for recovery of attorney fees, and since defendants did not choose to apply for indemnity, seeking fees instead under the independent source of Civ. Code, § 1717, it was irrelevant whether or not they had met the test of who shall recover attorney fees under Corp. Code, § 317.

(9a, 9b) Costs § 26—Attorney Fees—Contract Provisions—Shareholder's Derivative Suit—Individual Liability.—In a shareholder's derivative action by minority shareholders against the majority shareholders in which the trial court ruled in favor of defendants on the complaint and in favor of plaintiffs on defendants' cross-complaint, the trial court did not err in determining that the individual plaintiffs were liable to the individual defendants for attorney fees pursuant to Civ. Code, § 1717, on the basis of attorney fee provisions in three corporate contracts that formed the basis of plaintiffs' suit. Two of the plaintiffs had signed individual warranties on one of the contracts (a purchase agreement). The contracting parties contemplated that a breach of a second contract (a management agreement) would be a material breach of the purchase agreement and would be subject to the attorney fee provision in it. The other plaintiffs were not signatories to the warranties on the purchase agreement, and none of the plaintiffs signed the third contract (a lease). However, the trial court correctly awarded fees to the signatory defendants from the nonsignatory plaintiffs under the mutuality theory of Civ. Code, § 1717, on the ground that, had plaintiffs prevailed, they would have been entitled to attorney fees pursuant to the substantial benefit doctrine.

[See 7 **Witkin,** Cal. Procedure (3d ed. 1985) Judgment, § 150.]

(10) Costs § 14—Attorney Fees—Substantial Benefit Theory—Derivative Suit.—The substantial benefit doctrine permits shareholders to recover attorney fees in a successful derivative suit as long as the suit provides a substantial benefit to the corporation.

(11) Costs § 29—Attorney Fees—Procedure—Failure to Seek Fees.—In a shareholder's derivative action by minority shareholders against majority shareholders in which the trial court ruled in favor of defendants on the complaint and in favor of plaintiffs on defendants' cross-complaint and in which the court awarded defendants their attorney fees pursuant to Civ. Code, § 1717 (contractual provision for attorney fees), the trial court did not err in failing to award attorney fees to plaintiffs under Corp. Code, § 317 (indemnification of corporate agent by corporation), and the substantial benefit rule, where there was no evidence that plaintiffs ever sought attorney fees from the trial court under those provisions. Only one plaintiff sought attorney fees before the trial court's order on fees, and he based his claim on Civ. Code, § 1717, and a consulting agreement that included an attorney fees clause. Since the cross-complaint did not include a cause of action on that contract, he was not entitled to the fees he sought.

COUNSEL

Paula Forthun for Plaintiffs and Appellants.

Sprague, Tomlinson & Nydam and William O. Carlisle for Defendants and Respondents.

OPINION

McDANIEL J.*—Minority shareholders (plaintiffs) sued majority shareholders, the officers and directors of a corporation (defendants), in a shareholder derivative action, alleging, among other things, breach of contract. Defendants cross-claimed against plaintiffs. After a consolidated trial, the trial court ruled for defendants on the complaint and for plaintiffs on the cross-complaint. On motions by both parties, the court awarded defendants attorney's fees pursuant to Civil Code section 1717. Plaintiffs have appealed the attorney's fees award, arguing that Corporations Code section 800, which creates the shareholders' derivative right of action, exclusively governs the award of attorney's fees, with the result that plaintiffs not defendants should have been awarded fees. In our view section 1717 of the Civil Code is controlling, and we shall affirm the award of attorney's fees to defendants against plaintiffs individually.

FACTUAL AND PROCEDURAL HISTORY

The record shows that the suit concerns the Running Springs Country Club, a California corporation (the corporation), located in Running

*Retired Associate Justice of the Court of Appeal sitting under assignment by the Chairperson of the Judicial Council.

Springs, California. Its assets consist of real property, a clubhouse-restaurant, outbuildings and a pool. The corporation's liabilities amount to about $40,000, plus delinquent property taxes. After its review of the figures, the trial court found the corporation had been losing money and was obligated to borrow from shareholders to keep operating.

The facts surrounding the present dispute are complex. In 1979, the corporation, as seller, entered into an "Agreement for Purchase and Sale of Stock" (the purchase agreement) with W. E. and Cora Jean Clark, Reginald D. Swanson, Jerry A. Swanson (the Clark Group), together with two others not parties to this appeal, as buyers. This purchase agreement provided that the corporation would issue sufficient shares of its stock to afford the buyers a majority interest in the corporation in exchange for buyers' delivery of $30,000 and a $50,000 noninterest bearing promissory note, and buyers' assumption of guaranties on a $70,000 note payable to the Bank of America. The purchase agreement was signed by Clifford D. Chandler, as president of the corporation. This agreement also contained an individual warranty clause at the end of the signature page. Both Clifford D. Chandler and Dominic Brusso signed the individual warranty, but the signatures do not indicate that they were subscribed in the signatories' official capacities.

The agreement further provided that defendant William Clark would manage all corporate facilities pursuant to a management agreement with the corporation. By its terms the management contract became "an integral and material part of" the purchase agreement.

The corporation also leased the property known as the "Clubhouse Restaurant" and equipment, furniture and fixtures located there, to William Clark for a period of three years with a two-year option to renew. He was to operate the restaurant for the corporation's benefit. Performance shares were to be issued to the buyers based on certain financial goals the restaurant was to meet. The business known as the "Clubhouse Restaurant" was licensed for sale of wine and beer. William Clark was to obtain a liquor license to be used at the "Clubhouse Restaurant."

The purchase agreement provided for payment of attorney's fees in a suit for default. Paragraph 11 thereof accords attorney's fees to the prevailing party incurred in a suit for default or breach of any covenant contained in the agreement. *Although the purchase agreement was amended twice, neither paragraph 11 nor the individual warranties were altered or deleted by such amendments.* The lease also provided for attorney's fees to the prevailing party in any action to enforce any covenant or agreement therein.

In 1985, plaintiffs, Dominic Brusso, Clifford and Joyce Chandler, Don and Inez Huston, and Robert E. Kinsey as trustee for James and Anita

Brusso, brought a shareholders' derivative suit against the corporation and the Clark Group. At the time of suit, the members of the Clark Group were majority stockholders and directors or officers of the corporation, while plaintiffs held a minority of shares. The Clark Group filed a cross-complaint.

In the first of nine causes of action, the second amended complaint alleged that the Clark Group had breached its purchase agreement and management agreement with the corporation. The trial court summed up the plaintiffs' allegations as follows:

"1. William Clark breached the management agreement in that he failed to manage the restaurant for the Corporation's benefit;

"2. The Clarks and Swansons breached the purchase agreement in that they failed or refused to transfer the liquor license, provide an accounting, provide the requested financial records, denied access to those records, and wrongfully demanded the issuance of performance shares;

"3. The Clarks breached the lease by failing to pay the rent as required, and failing to negotiate a new lease;

"4. William and Cora Clark breached their fiduciary duty to the Corporation by not renewing the lease, not paying a reasonable rent after expiration of the lease term, . . . and failing to pay obligations to the Bank of America;

"5. The Corporation is entitled to the 'restaurant';

"6. The Clarks are not entitled to performance shares;

". . . . .

"8. The Corporation is entitled to the liquor license;

"9. The Clarks converted in excess of $80,000 in that they made unauthorized expenditures of corporate funds and failed to collect the rent due on the restaurant lease;

"10. The Clarks and Swansons fraudulently induced the board and shareholders to enter into the purchase agreement by misrepresenting their intentions regarding the liquor license; . . ."

The briefs tell us that, after the suit was filed, defendants moved twice for an order requiring that a bond be posted by plaintiffs per Corporations

Code section 800, subdivisions (c) and (d). However, none of the documents or court proceedings with reference to the foregoing are contained in the record before us. Plaintiffs request that we take judicial notice that defendants moved for security on August 28, 1986, and October 15, 1986, and that the motions were denied.

In the bifurcated trial, an accounting was accomplished first. After the second phase of the trial, judgment was rendered as to all of the causes of action in both the second amended complaint and defendants' cross-complaint. The judgment provided that plaintiffs would take nothing on any of their causes of action; the sixth cause of action for inspection of books and records was ruled moot. Finally, the court determined that defendant cross-complainants would take nothing from plaintiffs.

After judgment was entered, both parties moved for attorney's fees. The trial court's notice of ruling on both parties' motions for their respective fees and to tax each others' costs stated in pertinent part:

"1. Defendants' Motion:

"Defendants are seeking an award of attorneys fees pursuant to Civil Code § 1717, and a provision in the stock purchases agreement. Plaintiffs claim that Corporation Code § 800 controls defendants' right to recover fees, and cite *Alcott vs. M. E. V. Corporation* (1987), 193 [Cal.App.3d] 797, in support of their claim.

"However, in *Alcott* the only basis for an award of attorneys fees was Section 800. In this case, Defendants rely on the attorneys fees provision of the stock purchase agreement and Civil Code § 1717, and claim they are entitled to fees because they were the prevailing parties on the contract. It is clear to the court that Defendants indeed prevailed on the contract which was the underlying basis for virtually all Plaintiffs' causes of action in the complaint. Therefore, they are entitled to fees as requested.

". . . . .

"The question of who is liable for the attorneys fees is a more difficult one. Had Plaintiffs prevailed it appears they could have recovered attorneys fees from defendants on the theory that their action provided a substantial benefit to the corporation. (Fletcher v. A.J. Industries, Inc. (1968), 266 [Cal.App.2d] 313). Conversely, when plaintiffs lose a shareholder's derivative action it seems appropriate that they, not the corporation, must bear the burden of costs and attorneys fees. After all, plaintiffs undertook the action because the corporation failed to act, and, as it turned out, for good reason. Therefore, they take the risk that they might have to pay if they are unsuccessful. Otherwise, they could prosecute frivolous lawsuits on the corporation's behalf without fear if only the corporation were liable.

"In conclusion, the court finds that the individual plaintiffs rather than the corporation is [*sic*] liable for fees and costs. Clearly plaintiffs Clifford Chandler and Dominic Brusso are individually liable by reason of signing the individual warranties. The remaining plaintiffs would similarly be liable on the theory that had they prevailed they would have been entitled to fees from defendants. Conversely, the reciprocity provision of Civil Code Section 1717, would allow defendants to recover their fees and costs against plaintiffs individually . . . ."

In this appeal, plaintiffs argue that the trial court erred as a matter of law in: 1) awarding attorney's fees to the defendants against the individual plaintiffs under Civil Code section 1717 in a shareholder's derivative suit where Corporations Code section 800 is the exclusive remedy; 2) finding that defendants prevailed on the contract contrary to the standards of Corporations Code section 317; and 3) precluding plaintiffs from obtaining attorney's fees by failing to find that plaintiffs' suit provided a substantial benefit to the corporation.

DISCUSSION

I.

*Appealability**

. . . .

II.

Governing Statutory Authority for Attorney's Fees

At the heart of plaintiffs' appeal are Corporations Code sections 800[2] and 317. Plaintiffs contend that these sections should be the exclusive predicates

* See footnote, *ante*, page 92.

[2]Corporation Code section 800, subdivisions (c) and (d) read as follows: "(c) . . . at any time within 30 days after service of summons upon the corporation or upon any defendant . . . the defendant may move the court for an order, upon . . . hearing, requiring the plain-

for granting attorney's fees in cases where the suit is derivative, and thus the trial court erred in applying Civil Code section 1717 to justify its decision to grant fees to defendants and to deny them to plaintiffs.

Code of Civil Procedure section 1021 provides the basic right to an award of attorney's fees: "Except as attorney's fees are specifically provided for by statute, the measure and mode of compensation of attorneys . . . is left to the agreement, . . . of the parties; . . ." Corporations Code section 800 provides for a bond to be supplied by plaintiffs to cover the probable costs of defense, including fees. (Corp. Code, § 800, subd. (d).) Additionally, Civil Code section 1717 creates a reciprocal right to attorney's fees where the subject of the litigation is breach of a contract containing an attorney's fees provision. **(1a)** The right to attorney compensation under section 1717 is statutory as well as contractual. (*T.E.D. Bearing Co.* v. *Walter E. Heller & Co.* (1974) 38 Cal.App.3d 59, 63-64 [112 Cal.Rptr. 910].) Thus, we are faced with seemingly conflicting statutory authority for the award of attorney's fees and must determine whether Corporations Code section 800 exclusively applies, as urged by plaintiffs.

(2) Looking first to the principles of statutory interpretation for guidance, we observe that orthodox rules of statutory construction require "[i]n the absence of any express repeal or amendment, the new provision is presumed in accord with the legislative policy embodied in those prior statutes. Thus, they all should be construed together." (2A Sutherland, Statutory Construction (4th ed. 1984) § 51.02, p. 453, fns. omitted.) Presumably, when the Legislature enacted Civil Code section 1717 in 1968, it had in mind previous statutes relating to attorney's fees, such as Corporations Code section 800, first enacted in 1949. Similarly, when section 800 was amended in 1975 and later, it was done with cognizance of Civil Code section 1717.

(3) Under yet another rule of construction, when two statutes relate to the same subject matter, both are to be construed to give effect to every

---

tiff to furnish a bond as hereinafter provided. The motion shall be based upon one or both of the following grounds:

"(1) That there is no reasonable possibility that the prosecution of the cause of action alleged in the complaint against the moving party will benefit the corporation or its shareholders.

". . . . .

"(d) At the hearing upon any motion pursuant to subdivision (c), the court shall consider such evidence, . . . as may be material . . . (2) to a determination of the probable reasonable expenses, including attorneys' fees, of the corporation and the moving party which will be incurred in the defense of the action. If the court determines, after hearing the evidence . . . , that the moving party has established a probability in support of any of the grounds upon which the motion is based, the court shall fix the amount of the bond, . . ."

provision in all of them. (2A Sutherland, *supra*, at p. 453.) Statutes covering the same subject are construed to be in harmony if reasonably possible. (*Id.*, at pp. 453-454.)

Specifically, the application of Civil Code section 1717 is mandatory because it may not be waived by either party to the contract; any such waiver in a contract is void. (Civil Code, § 1717, subd. (a).) In contrast, the decision to require a bond to cover attorney compensation under Corporations Code section 800 is discretionary, as it is based on the court's determination, drawn from the evidence before it, that one is warranted: subdivision (d) conditions the granting of the motion for a bond on the determination by the court "that the moving party has established a *probability* in support of any of the grounds upon which the motion is based." (Corp. Code, § 800, subd. (d), italics added; 2 Marsh, Cal. Corporations Law (2d ed. 1988 Supp.) § 14.33, p. 275.) **(1b)** Hence, the right to a section 800 bond is not absolute; Corporations Code section 800 does not provide for the possibility, as occurred here, that the motion for bond would be denied and defendants would later win at trial. Therefore, Corporations Code section 800 cannot have exclusive jurisdiction over the rights of parties to fees in a shareholder derivative action because the security provision is discretionary and not sufficiently comprehensive. Yet we can harmonize these two statutes: Civil Code section 1717 can fill in the gap left by section 800 because section 1717 is mandatory and, as here, the underlying theory of the case is breach of contract.

(4) A further indication that Corporations Code section 800 and Civil Code section 1717 are not mutually exclusive lies in the fact that section 800 is a procedural statute. (*Hogan* v. *Ingold* (1952) 38 Cal.2d 802, 805-806 [243 P.2d 1, 32 A.L.R.2d 834].) As such, it "imposes two principal conditions on the institution and maintenance of stockholder's derivative suits . . . ," the second of which is the bond procedure. (*Ibid.*) And, as section 800 is merely procedural, it may be invoked to enable plaintiffs to pursue their right of action; but once that is done, it need not be the sole ground for awarding fees where the theory of the case is breach of contract and where Civil Code section 1717 provides for attorney's fees in such cases.

(1c) Plaintiffs' argument for the exclusivity of Corporations Code section 800 is that it presents a comprehensive scheme for awarding attorney's fees. Plaintiffs reason thus: Corporations Code section 317 provides for attorney compensation when no bond is posted under section 800. However, such cannot be the case. The corporate indemnification under Corporations Code section 317, subdivisions (c) and (d) requires a corporation to indemnify a defendant for costs in defending a shareholder derivative suit in his capacity as an agent of the corporation. Normally, however, the cost of defense is paid out of the section 800 bond. "Any defendant who prevails in the derivative suit, and for whom plaintiff was required to post security, is entitled to recourse to the security for 'reasonable expenses, including attorneys' fees' [Corporations Code section 800, subdivision (d).] incurred in the action . . . . *Such expenses may include corporate payments under [Corporations Code section] 317 to indemnify officers and/or directors.*" (Friedman, Cal. Practice Guide: Corporations (Rutter, 1990) § 6:659, pp. 6-134-6-135, italics added.) Thus, directors' and officers' indemnity is paid out of the posted section 800 bond. (*Ibid.*) However, if, as plaintiffs would have it, parties must resort to section 317 to recover fees where no bond is posted, then section 800 is not comprehensive, nor can it be the sole basis for recovery of defendants' fees.

(5) (See fn. 3.) Nevertheless, at oral argument, plaintiffs urged when no security is required that defendants may only look to the corporation to recoup their fees through Corporations Code section 317, subdivisions (d) and (g).[3] Section 317, subdivision (d) of the Corporations Code is known as the mandatory indemnity provision (1 Ballantine & Sterling, Cal. Corporation Laws (4th ed. 1990) § 109.01, p. 6-41; See Heyler, *Indemnification of Corporate Agents* (1975-1976) 23 UCLA L.Rev. 1255, 1261.) Under that subdivision, "To the extent that an agent of a corporation has been successful on the merits in defense of any proceeding . . . the agent *shall* be indemnified against expenses actually and reasonably incurred by the agent in connection therewith." (Italics added.)

(1d) The question remains, however, whether Corporations Code section 317, subdivision (d) applies mandatorily to defendants who could then only recover attorney's fees through corporate indemnity. The Legislative Committee Comment states that the objective of section 317 is to afford officers and directors the freedom to conduct their activities on behalf of the corporation without fear of bearing the financial burden of defending them-

[3]Plaintiffs argued that Corporations Code section 317, subdivision (g) mandates indemnification under the corporation's bylaws. However, subdivision (g) provides that "The indemnification provided by this section for acts, omissions, . . . but not involving breach of duty to the corporation and its shareholders *shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement,* . . . or otherwise, to the extent the additional rights to indemnification are authorized in the articles of the corporation." In contrast, the predecessor to section 317, section 830, subdivision (e), provided that it was the *exclusive* authority for awarding attorney's fees to an officer or director of the corporation. (*Fletcher* v. *A. J. Industries, Inc.* (1968) 266 Cal.App.2d 313, 326-327 [72 Cal.Rptr. 146].) That phrase never became part of section 317, which explicitly states that it is *not* the exclusive remedy.

The final sentence of subdivision (g) states that "Nothing contained in this section shall affect any right to indemnification to which persons other than the directors and officers may be entitled by contract or otherwise." We do not construe this provision as limiting officers and directors to seeking their attorney's fees from the corporation only.

selves against meritless charges. (See *Friedman, supra,* at § 6:440, p. 6-94.2.) The mandatory element of subdivision (d) protects corporate agents from an antagonistic board, disinclined to vote to indemnify under the permissive provisions. (Heyler, *supra,* 23 UCLA L.Rev. at p. 1261.) Subdivision (d) was enacted therefore, for the *benefit of parties in the posture of defendants here,* who are successful in their defense, and it is mandatorily applied to the corporation should corporate agents seek it. Where section 317 inures to the benefit of defendants, they may elect reimbursement under that section. Defendants, however, did not choose to be indemnified through section 317, subdivisions (d) and (g). There is no authority for, nor is there any logic in the proposition that Corporations Code section 317, subdivisions (d) and (g) are defendants' sole basis for recovery of fees in the absence of a section 800 bond, especially where defendants have elected to recover their fees under Civil Code section 1717.

Certainly, plaintiffs *cannot force* defendants to seek indemnity from the corporation. **(6)** Another impact of subdivision (d) of section 317 is to "discourage[] frivolous suits by dissident shareholders, . . ." (Friedman, *supra,* § 6:440, at p. 6-94.2.) A similar rationale underlies the section 800 security: namely to prevent "strike suits." (See *Cohen* v. *Beneficial Industrial Loan Corp.* (1948) 337 U.S. 541, 548-549 [93 L.Ed. 1528, 1537-1538, 69 S.Ct. 1221]; 2 Marsh, *supra,* at p. 270.) It would defeat these statutory aims to allow plaintiffs to avoid financial responsibility for the cost of defense by forcing defendants to seek reimbursement from the corporation, especially where defendants are the majority shareholders. Indeed, the consequences of requiring defendants to recover their attorney's fees through section 317 exclusively are absurd: by everyone's estimation, the corporation is broke and would have to obtain the funds for indemnification from the shareholders. Defendants constitute 53 percent of the shareholders in this corporation, so that defendants will have to pay 53 percent of their own attorney's fees. Further, in a shareholder derivative suit, the security, designed to cover defendants' attorney's fees, is posted by plaintiffs. (Corp. Code, § 800, subd. (c).) Section 800 contemplated that the plaintiffs would be responsible for compensating defendants' attorneys, and any corporate obligations under section 317, should defendants win. (Corp. Code, § 800, subds. (c) and (d).)[4] To force defendants to pay 53 percent of their own fees through indemnity would be anomalous and contrary to the express statutory scheme, and we are unwilling to allow plaintiff to avoid their financial responsibility by foisting it off on the corporation.

(7) A shareholder derivative suit is an action in equity. (*Rosenfeld* v. *Zimmer* (1953) 116 Cal.App.2d 719, 722 [254 P.2d 137].) **(1e)** The equi-

[4]Subdivision (d) of Corporations Code section 800 provides that the bond will cover "expenses for which the corporation may become liable pursuant to section 317."

ties of this case along with common sense dictate that we not require defendants to seek indemnity from an already penurious corporation, where defendants would have to pay the bulk of their own fees, and where defendants had the foresight to choose an alternative source, i.e., Civil Code section 1717 for recovering their attorney's fees.

To deny defendants attorney's fees on the grounds that Corporations Code section 800 should be the sole governing statute would be manifestly unfair. In the case before us, as earlier noted, we are told that defendants twice moved for the posting of security and twice the motion was denied. Now, after the trial on the merits, there is no bond on which to rely for costs and attorney's fees though defendants, not plaintiffs, were vindicated in this action. Meanwhile, there are three contracts at issue: the purchase agreement, the management agreement and the lease, all of which provide for attorney's fees. Civil Code section 1717 allows for fees based on those contracts, and plaintiffs chose to sue on those contracts. If the trial court were only empowered to grant attorney's fees and costs from a section 800 bond, then defendants would be unable to recover their fees and costs. This would be a harsh result in view of the contracts' provisions for fees and because defendants diligently brought two motions for bonds under Corporations Code section 800. They should not be the ones to suffer because, in hindsight, after all of the evidence was in, the motions should have been granted.

Otherwise, plaintiffs misapply *Alcott* v. *M. E. V. Corp.* (1987) 193 Cal.App.3d 797 [238 Cal.Rptr. 520] and *Freeman* v. *Goldberg* (1961) 55 Cal.2d 622 [12 Cal.Rptr. 668, 361 P.2d 244]. Unlike the case here, where attorney's fees are based on the subject matter of the lawsuit, the court in *Alcott* specifically noted that section 800 was the sole statutory basis for the trial court's ruling in that case. (*Alcott, supra*, at p. 799.) Also, the defendants in *Alcott* never moved for a bond, and the case never went to trial (193 Cal.App.3d at pp. 798-799.); whereas, in the case here, the defendants twice moved for security and prevailed on the merits at trial.

The issue in *Freeman* v. *Goldberg, supra*, 55 Cal.2d 622, was whether attorney's fees may be taxed as costs upon dismissal of an action for failure to post a *required* bond. (*Id.*, at p. 625.) Under section 800, actions must be dismissed if security is required and plaintiff fails to post it. (Corp. Code, § 800, subd. (d).) The *Freeman* court stated that the predecessor to Corporations Code section 800 "contains no provision for an award of attorney's fees where, . . . security is not furnished and the action is dismissed *on that ground*. [Because] the liability and remedy are created by statute, there can be no recovery except by recourse to the security as provided by the statute." (*Freeman, supra*, 55 Cal.2d at p. 626, italics added.) If no bond had been required and had that case then proceeded to trial, attorney's fees could well have been awarded pursuant to another statute on which the theory of the case was based. The trial court's refusal to grant the motion for a bond here is purely discretionary and no bond was available; yet there is an alternative basis for awarding fees outside the statute, and *Freeman, supra*, 55 Cal.2d 622, thus, has no application here. In sum, it cannot be said that these cases stand for the rule that where security is not required in the first place, prevailing defendants may not recover any attorney's fees, even if authorized by another statute.

Plaintiffs finally argue that the court erred as a matter of law in applying Civil Code section 1717 because that section provides for reciprocity or fee shifting while Corporations Code section 800 specifically does not. This argument is unavailing. Plaintiffs go to great lengths to explain that section 800 provides for a bond for attorney's fees for the corporation and defendants only. (1A Ballantine & Sterling, *supra*, § 294.01, at pp. 14-29-14-30.) Plaintiffs in a shareholder derivative action may only recover attorney's fees outside the statutory structure, through the invocation of one of two doctrinal theories of recovery: the substantial benefit rule and the common fund doctrine. (*Fletcher* v. *A. J. Industries, Inc.*, *supra*, 266 Cal.App.2d 313, 320.) Citing *Alcott* v. *M. E. V. Corp., supra*, 193 Cal.App.3d 797, and *Covenant Mutual Ins. Co.* v. *Young* (1986) 179 Cal.App.3d 318 [225 Cal.Rptr. 861], plaintiffs argue that it is in the province of the Legislature, not the courts, to create reciprocal rights to attorney's fees, and that we should not apply section 1717 to make reciprocal what section 800 does not.

The court in *Covenant Mutual* described one-sided attorney's fees provisions in contracts which always favor the party with the greater bargaining power, and through enactment of Civil Code section 1717, the Legislature has evidenced it deems statutorily imposed fee shifting to be necessary in certain circumstances. (*Covenant Mutual Ins. Co.* v. *Young, supra*, 179 Cal.App.3d at p. 324.) In comparison, the court noted that "in literally scores of specific areas of the law it has intentionally imposed one-sided fee-shifting as a means of *advancing* the public interest." (*Id.*, at p. 325, italics in original.) However, the Legislature's failure specifically to create a reciprocal right to fees under Corporations Code section 800 could be due to the availability to plaintiffs of these two doctrinal grounds for recovery of attorney's fees. Therefore, we cannot say that the Legislature chooses not to make the right reciprocal.

In any event, *Covenant Mutual* is not applicable for our purposes because it has nothing to do with shareholder derivative suits, and because the award statute relied on in that case was Civil Code section 3318, "Breach of Warranty of Authority," referred to as a "'measure of damages' provision not a general attorney fee statute." (179 Cal.App.3d at pp. 321-322.) The court in that case never addressed Corporations Code section 800. (*Covenant Mutual Ins. Co.* v. *Young*, *supra*, 179 Cal.App.3d 318, 323-324.)

In *Alcott*, after the appellate court refused to grant fees under section 800 on the grounds that no security was posted (*Alcott* v. *M. E. V. Corp.*, *supra*, 193 Cal.App.3d at pp. 799-800, citing *Freeman* v. *Goldberg*, *supra*, 55 Cal.2d 622.), defendants argued, had plaintiffs prevailed on their derivative action, that they would have recovered fees under the substantial benefit rule and by extension of Civil Code section 1717, defendants should be accorded a reciprocal right. (*Id.*, at p. 800.) The court rejected this argument outright, stating: "[s]ection 1717 by its terms applies only to contracts. We are cited to no case which has applied reciprocity beyond contracts to fee-shifting statutes or court-imposed public policies." (*Ibid.*) In *Alcott* no independent contractual basis for fee recovery was cited. Here, underlying contracts exist which provide an independent, alternative basis for defendants' fee recovery. Defendants are not relying on Corporations Code section 800 for their fees. Civil Code section 1717, subdivision (a) gives the prevailing party "[i]n any action *on a contract*" the right to attorney's fees if the contract so provided. (Civ. Code, § 1717, subd. (a), italics added.) The subject matter of the suit here is an action for breach of three contracts, all of which contain reciprocal provisions granting attorney's fees to the prevailing party. Defendants should recover their fees. To the degree that *Alcott* v. *M. E. V. Corp.*, *supra*, 193 Cal.App.3d 797, might hold to the contrary, we decline to follow its reasoning.

The subject matter of this action is breach of the purchase agreement, lease and management agreement which is, as the trial court observed in its August 28, 1989, notice of ruling, "the underlying basis for virtually all Plaintiffs' causes of action in the complaint." The contractual breach alleged in the first cause of action was incorporated into the remaining causes of action so that breach of contract was an element of each of the several causes of action. The alleged breach of defendants' fiduciary duty was premised on alleged mismanagement and failing to renew or to pay reasonable rent after the lease term. Plaintiffs also sought declarations, among other things, of mismanagement, and that the defendants were not entitled to performance stock according to the purchase agreement. Moreover, the cause of action for accounting required a calculation of rent owed. It is clear that the gravamen of the underlying action was breach of contract. Thus, Civil Code section 1717 governs the rights of the parties to attorney's fees, and the bond provided for in Corporations Code section 800 need not be applied. We have found no authority for denying defendants their fees under Civil Code section 1717, and we hold that section 800 of the Corporations Code does not prescribe the exclusive statutory ground for granting attorney's fees where the shareholder derivative suit was premised on causes of action for breach of contract, which contracts contain attorney's fees provisions, and where requests for security under Corporations Code section 800 had been denied.[5]

III.

The Trial Court Did Not Err in Finding Defendants Prevailed in Litigation on the Contract

(8) Plaintiffs contend that the court erred in its August 28, 1989, notice of ruling in finding that defendants prevailed in the action on the contract; they argue that the finding is contrary to the standards set forth in Corporations Code section 317. This argument assumes that these statutory provisions must apply to this transaction. However, as we have decided above, neither Corporations Code section 800 nor section 317 are exclusive predicates for recovery of attorney's fees. Defendants did not choose to apply for indemnity as they sought fees under the independent source of Civil Code section 1717. The court rightfully decided that the defendants' right to attorney's fees was founded on the contracts at issue, not under section 800 or section 317 of the Corporations Code. Having decided this, therefore, the test of who shall recover attorney's fees under section 317 is irrelevant. The relevant test is that of Civil Code section 1717.

IV.

The Trial Court Did Not Err in Holding Individual Plaintiffs Liable for Attorney's Fees to Prevailing Defendants

(9a) Plaintiffs dispute the trial court's determination that the individual plaintiffs are liable to the individual defendants for attorney's fees because, they say, none of the provisions in the one contract signed by plaintiffs Brusso and Clifford Chandler were sued on in this action. Based on the evidence before us, however, it is our view that the suit and liability for fees here are predicated on breach of three contracts.

First, the purchase agreement, as amended and signed by the corporation and the Clark Group, provides under section 11, "in case suit shall be

[5]At oral argument, plaintiffs expressed concern that our holding here would render section 800 moot. This reflects plaintiffs' misunderstanding of our holding. Section 800 provides the shareholder's derivative right of action and sets out the procedural requirements for bringing such a suit. Also, our holding is specifically applicable where the security was not required. Clearly, if the security had been posted, defendants could have obtained their fees out of that fund.

brought for default under this Agreement, or because of the breach of *any other covenant* herein contained . . . . , the prevailing party shall receive all reasonable costs of suit including reasonable attorneys' fees as shall be fixed by the Court." (Italics added.) The individual warranties on the purchase agreement signed by the plaintiffs, individually and not on behalf of the corporation, specifically apply to section 11, the attorney's fees section.

At oral argument, counsel for plaintiffs invoked *Sciarrotta* v. *Teaford Custom Remodeling, Inc.* (1980) 110 Cal.App.3d 444, 450 [167 Cal.Rptr. 889], in arguing that the individual warranty subscribed by Chandler, Madden, Weller, Brusso, Blythe, Millinger, and Smith did not extend to the attorney fee provision of the purchase agreement. *However, as noted, our inspection of the individual warranty shows that it refers specifically, among others, to section 11 of the purchase agreement.* That section is the provision which provides for an award of attorney's fees "[i]n case suit shall be brought for *a* default under this Agreement . . . ." (Italics added.)

Second, the suit deals with a management agreement, which the parties understood and agreed "constitutes an integral and material part" of the transaction described in the purchase agreement. Section 16 of the purchase agreement states, "The parties hereto agree that *any* breach of *any* term or condition of this Agreement shall constitute a material breach of this Agreement." (Italics added.) Thus, the parties contemplated that a breach of the management agreement would be a material breach of the purchase agreement, and also subject to the section 11 attorney's fees provision. The court correctly held the individual plaintiffs, Dominic Brusso and Clifford Chandler individually liable for those attorney's fees incurred by the prevailing party, the defendants, in defense of all actions on the purchase agreement and the management agreement.

Third, the lease also contains its own attorney's fees provision. The only signatories there are the corporation and defendant William E. Clark. However, as we discuss below, the trial court was correct in directing the individual plaintiffs, not the corporation, to pay the defendants' fees.

The remaining plaintiffs did not sign the contracts or the warranties. Nonetheless, they can still be held liable as nonsignatory plaintiffs for the payment of fees to signing defendants. (See *Jones* v. *Drain* (1983) 149 Cal.App.3d 484, 488-490 [196 Cal.Rptr. 827]; *Manier* v. *Anaheim Business Center Co.* (1984) 161 Cal.App.3d 503, 508 [207 Cal.Rptr. 508].) In *Jones*, signatory defendants prevailed in a cause of action for breach of contract. The plaintiffs, not signatories to the contract argued that they should not be held liable for defendants' fees on the grounds that they were not parties to the contract and therefore they could not have recovered under the contract had they won. (149 Cal.App.3d at p. 488.) In holding the losing, nonsignatory plaintiffs liable to defendants for attorney's fees under the contract, the court noted that had plaintiff prevailed, he would have been entitled to attorney's fees on the contract. (*Id.*, at p. 489.) The court then declared, "courts have consistently held that the award of Civil Code section 1717 contractual attorney's fees is to be governed by equitable principles. [Citations.] We believe that it is extraordinarily inequitable to deny a party who successfully defends an action on a contract, which claims attorney's fees, the right to recover its attorney's fees and costs simply because the party initiating the case has filed a frivolous lawsuit . . . . [W]e find that a prevailing defendant sued for breach of contract containing an attorney's fees provision and having had to defend the contract cause of action is entitled to recover its own attorneys's fees and costs therefor, even though the trial court finds no contract existed." (*Id.*, at pp. 489-490.) Defendants here were sued on contracts containing attorney's fees provisions and were forced to defend the contract causes of action. It would be "extraordinarily inequitable" to deny them attorney's fees because plaintiffs who are not signatories chose to sue on the contracts in an action on behalf of the corporation when the corporation would not bring suit itself. (*Toboni* v. *Pennington Millinery Co.* (1959) 172 Cal.App.2d 47, 50 [341 P.2d 845].)[6] After all, although the nonsignatory plaintiffs here did not claim a right to fees on the contract, they would have paid for defendants' attorney's fees under Corporations Code section 800 if they had been required to post a bond. Plaintiffs took a chance that the bond would not be required and cannot now avoid all financial responsibility for the suit. To hold otherwise would be contrary to the asserted purpose of the section 800 bond, namely to prevent strike suits.

Leach v. *Home Savings & Loan Assn.* (1986) 185 Cal.App.3d 1295 [230 Cal.Rptr. 553], disapproved of the holding in *Jones* and offers an alternative basis for charging nonsignatory plaintiffs for defendants' fees. There, prevailing defendants, signatories on two promissory notes, sought attorney's fees from a nonsignatory plaintiff. The court refused to direct the plaintiff to pay the fees, not because she was not a party to the contract, but because under the California rule, "one may only recover attorney's fees pursuant to section 1717 if one 'would have been liable' for such fees had the opposing party prevailed." (*Id.*, at pp. 1305, 1306-1307, citing *Reynolds Metals Co.* v.

[6]There are quite a few cases in which one of the parties in the suit on the contract was not a signatory. (See, e.g., *Saucedo* v. *Mercury Sav. & Loan Assn.* (1980) 111 Cal.App.3d 309 [168 Cal.Rptr. 552]; *Wilhite* v. *Callihan* (1982) 135 Cal.App.3d 295 [185 Cal.Rptr. 215]; *Babcock* v. *Omansky* (1973) 31 Cal.App.3d 625 [107 Cal.Rptr. 512]; *Canal-Randolph Anaheim, Inc.* v. *Wilkoski* (1978) 78 Cal.App.3d 477 [144 Cal.Rptr. 474].) However, unlike the case before us, in those cases the prevailing party, either plaintiff or defendant, seeking to recover attorney's fees under the contract, was the party that did not sign the contract.

Alperson (1979) 25 Cal.3d 124, 128, 129 [158 Cal.Rptr. 1, 599 P.2d 83].) In *Leach*, plaintiff did not fit into that rule as she would not have been entitled to attorney's fees by operation of the contract had she prevailed. (185 Cal.App.3d at pp. 1305-1306.) **(10)** (See fn. 7.), **(9b)** Here, however, the nonsignatory plaintiffs would have had a right to receive fees under the substantial benefit doctrine had they prevailed. (1A Ballantine & Sterling, *supra*, §§ 294.01-294.03, at pp. 14-29-14-31; *Fletcher* v. *A. J. Industries, Inc.*, *supra*, 266 Cal.App.2d 313, 320.[7] That is, had defendants lost, they would have been liable to plaintiffs for damages and fees under the contract, thereby creating a benefit to the corporation in the form of a common fund from which all plaintiffs could have recovered their fees. Therefore, under the theory of *Reynolds*, *supra*, 25 Cal.3d 124, and *Leach*, *supra*, 185 Cal.App.3d 1295, the trial court correctly awarded fees to the signatory defendants from the nonsignatory plaintiffs under the mutuality theory of Civil Code section 1717, doing so on the grounds that, had plaintiffs prevailed, they would have been entitled to attorney's fees pursuant to the substantial benefit doctrine. (*Fletcher*, *supra*, 266 Cal.App.2d 313, 320; *Leach*, *supra*, 185 Cal.App.3d 1295, 1305-1307; 1A Ballantine & Sterling, *supra*, at pp. 14-29-14-31.)

V.

The Trial Court Did Not Err in Denying Costs and Fees to Plaintiffs

(11) Plaintiffs finally urge that they are entitled to attorney's fees under section 317 of the Corporations Code and the substantial benefit rule, and the court erred in failing to award them such fees. However, there is no evidence in the record before us that plaintiffs ever sought attorney's fees from the trial court under these provisions. Plaintiffs' motion for fees was on behalf of plaintiff Kinsey, is dated May 11, 1989, and cites Civil Code section 1717 as its authority. Indeed, nowhere in the record did plaintiffs seek fees under the substantial benefit rule until plaintiffs filed their motion to reconsider the court's award of fees, dated August 31, 1989, and their supplemental points and authorities on the matter dated September 22, 1989. This was long after the conclusion of trial and of the motions on attorney's fees. The court's ruling on this motion is not in the record. Thus, there is insufficient information in the record before us to consider this contention.

In any event, the record reveals that only cross-defendant Kinsey sought attorney's fees before the trial court's order on fees, and that was for defense

[7]The substantial benefit doctrine "permits the shareholders to recover attorneys' fees in a successful derivative suit . . . as long as [the suit] provided a substantial benefit to the corporation." (1A Ballantine & Sterling, *supra*, § 294.03, at p. 14-31; *Fletcher*, *supra*, 266 Cal.App.3d 313, 320.)

of the cross-complaint. Kinsey based his relief on Civil Code section 1717 and a consulting agreement, which included an attorney's fees clause. However, the cross-complaint did not include a cause of action on that contract and so we will not award Kinsey the fees he seeks. (*Sciarrotta* v. *Teaford Custom Remodeling, Inc.*, *supra*, 110 Cal.App.3d 444, 450.)

DISPOSITION

The order for attorney's fees is affirmed. We also direct the court to calculate and award reasonable attorney's fees incurred by defendants on this appeal, the same to be paid by plaintiffs individually.

Dabney, Acting P. J., and Timlin, J., concurred.

Franklin Mutual Advisers, LLC

51 John F. Kennedy Parkway
Short Hills, NJ 07078
tel 800/760-1955

November 10, 2003

VIA email to: cfletters@sec.gov

and FAX to 202.942.9525
(Original and 6 copies via overnight delivery)

Grace K. Lee, Esquire
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Farmer Bros. Co. (the "Company")
Shareholder proposal (the "Proposal") of Franklin Mutual Advisers, LLC
Response to the Company's November 4, 2003 letter

Dear Ms. Lee:

Quite frankly, I am unable to follow the logic of the arguments posed by Counsel for the Company. Counsel asserts that a determination by the Company's shareholders under California Corporations Code ("CCC") §317(e) that directors' past conduct failed to meet the standards for Permissive Indemnification would constitute a breach of the Company's contract to indemnify its directors. Presumably, Counsel's rationale would be just as applicable to the Company's directors. In other words, Company's counsel appears to argue that the Company's Articles and Bylaws grant the Company's directors a blanket right to Permissive Indemnification which cannot be "retroactively" denied by shareholders, the directors, or anyone else, which is an absurd conclusion.[1]

As stated previously, the Company's Articles and Bylaws do not imply such a conclusion. By their very terms, they seek to provide directors all the rights to indemnification allowed by statute. And as stated before, the statute allows shareholders to make the determination whether or not directors' conduct has met the standards for Permissive Indemnification.[2]

[1] Furthermore, if all determinations regarding past conduct would be an improper "retroactive" breach of contract, the only conduct which either shareholders or directors could review for Permissive Indemnification purposes, would be *future* conduct, which of course, is a logical impossibility.

[2] Counsel's assertion that CCC 317(h) would retroactively deny Permissive Indemnification (see footnote 1 of Counsel's letter dated November 4, 2003) is inexplicable. The Proposal is based upon CCC§317(e).

The very purpose of the Proposal is to further the public policy underpinning CCC§317, which is to ensure that directors of a company adhere to certain minimal standards before availing themselves of the benefits of Permissive Indemnification. The statute explicitly gives shareholders the right to make such determination. Including the Proposal in the Company's proxy materials does not foreclose the Company's ability to seek a determination that its interpretation of the statute is correct. However, excluding the Proposal would irrevocably deny the Company's shareholders the opportunity to exercise their statutory right.

If you have any questions or require any other information, please do not hesitate to contact me via telephone (973.912.2152), fax (973.912.0646) or email at (bradt@msfi.com).

Yours truly,

Bradley Takahashi

cc: jgiunta@skadden.com

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144

(213) 687-5000
FAX: (213) 687-5600
http://www.skadden.com

DIRECT DIAL
(213) 687-5040
DIRECT FAX
(213) 621-5040
E-MAIL ADDRESS
JGIUNTA@SKADDEN.COM

November 12, 2003

VIA FACSIMILE AND EMAIL

Grace K. Lee, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Farmer Bros. Co.
Shareholder Proposal of
Franklin Mutual Advisers, LLC (the "Proposal")
Response to Franklin Mutual November 10, 2003 Letter

Dear Ms. Lee:

On November 10, 2003, we received by electronic mail a copy of a letter from Franklin Mutual Advisors, LLC on behalf of its advisory clients Mutual Beacon Fund and Mutual Discovery Fund, each a series of Franklin Mutual Series Fund Inc. (collectively, the "Proponent") to the Staff dated November 10, 2003 (the "Shareholder Response"). This letter is in response to such letter.

Pursuant to Rule 14a-8(j), we will hand deliver an original and six (6) copies of this letter on November 13, 2003. As required by Rule 14a-8(j), a copy of this letter is being mailed on this date to the Proponent.

Once again, counsel for the Proponent fails to address any of the numerous points raised in our letter and, what is even more troubling, invents arguments that were not made in our prior communications presumably so he can then shoot them down.

Specifically, there is no pending or completed action against the individuals named in the Proposal, which is a prerequisite to making any determination under California Corporations Code ("CCC") Section 317(e). And of course there are no facts to make a determination under any subsection of CCC Section 317(e) as there is no proceeding or even factual allegations and no findings by which one could measure a director's conduct.

It is also an incorrect statement of the law to suggest, as the Proposal does, that a disapproval of indemnification under Section CCC 317(e) would preclude any of the other methods by which a director can establish a right to indemnification.

Contrary to counsel's assertion, we did not state that indemnification could not be denied a director who is ultimately unable to satisfy one of the four permissive means for establishing such a right. We did say that shareholders cannot deny a director's future right to indemnification for past conduct for a proceeding that has not yet been brought because it is inconsistent with the statute and the Company's organization documents. We referred to another section, CCC Section 317(h), as relevant for determining how and to what extent shareholders or the Board could prospectively deny indemnification, and that section clearly does not permit resolutions to be adopted to limit indemnification prospectively for prior acts.

If you have any questions or require any other information, please do not hesitate to contact me by telephone at 213-687-5040 or by email at jgiunta@skadden.com. Thank you for your consideration.

Respectfully submitted,

Joseph J. Giunta

JJG:C

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Farmer Bros. Co.
Incoming letter dated September 12, 2003

The proposal relates to a shareholder resolution that prohibits the indemnification of certain current and former directors for expenses, judgments, fines, settlements and other amounts incurred in connection with any "threatened, pending or completed action or proceeding . . . concerning violations of law or breaches of duty" from July 2002 to the date of the adoption of the proposal relating to: "(a) disclosures of information to investors, (b) compliance with the Investment Company Act of 1940, or (c) actions to benefit the Company's controlling persons which are not in the best interests of all of the Company's shareholders."

There appears to be some basis for your view that Farmer Bros. may exclude the proposal under rule 14a-8(i)(1). Under the circumstances, we will not recommend enforcement action to the Commission if Farmer Bros. omits the proposal from its proxy materials under rule 14a-8(i)(1). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Farmer Bros. relies.

Sincerely,

Grace K. Lee
Special Counsel